Exhibit 99.2

BOSS
直聘

ESG

# KANZHUN LIMITED

Environmental, Social and
Governance Report

2024

# CONTENTS

**2**    I.    About This Report

**2**    (I)    Preparation Basis

**2**    (II)    Reporting Principles

**3**    (III)    Reporting Scope

**3**    (IV)    Access to this Report

**3**    (V)    Data Description

**4**    II.    About Us

**4**    (I)    Company Overview

**4**    (II)    Honors and Recognitions

**5**    (III)    ESG Highlights in 2024

**8**    III.    ESG Governance

**9**    (I)    Board of Directors' Statement

**9**    (II)    ESG Strategy

**11**    (III)    Stakeholder Engagement

**13**    (IV)    Material Issue Analysis

**14**    IV.    Optimizing Products and Services

**15**    (I)    Driving Development Through Innovation

**18**    (II)    Promoting Equal Employment Opportunity

**22**    (III)    Supporting the Development of Small and Medium-Sized Enterprises (SMEs)

**23**    (IV)    Assuring Product Quality

**23**    (V)    Guarding Content Security

**27**    (VI)    Cybersecurity and Privacy Protection

**39**    (VII)    Optimizing User Services

**42**    (VIII)    Intellectual Property Management

**45**    (IX)    Responsible Marketing

**48**    V.    Growing with Employees

**49**    (I)    Protecting Employees' Rights and Interests

**51**    (II)    Talent Development Strategy

**70**    VI.    Practicing Green Development

**71**    (I)    Strengthening Environmental Management

**80**    (II)    Tackling Climate Change

**86**    VII.    Building a Sustainable Supply Chain

**87**    (I)    Supplier Admission and Engagement

**89**    (II)    Supplier Evaluation and Withdrawal

**90**    (III)    Leasing Green Data Centers

**91**    (IV)    Procuring Green Electronic Equipment

**92**    VIII.    Delivering Community Care

**93**    (I)    Ecological Preservation

**95**    (II)    Care for Development

**96**    (III)    Community Service

**96**    (IV)    Disaster Alleviation

**97**    (V)    Humanistic Culture Promotion

**98**    (VI)    Talent Support

**99**    IX.    Standardizing Corporate Governance

**100**    (I)    Composition of the Board of Directors

**100**    (II)    Practicing Business Ethics

**104**    X.    Appendix: HKEx ESG Reporting Code Index Table

# I. ABOUT THIS REPORT

The Report is released by KANZHUN LIMITED (hereinafter "KANZHUN," "We," or the "Company"), which aims to present, on an objective and fair basis, the Environmental, Social and Governance ("ESG") performance and practices of the Company in 2024. Shareholders and potential investors are recommended to read the section on governance in this Report in conjunction with the section headed *Corporate Governance* in the 2024 Annual Report.

## (I)   PREPARATION BASIS

The Report is prepared in accordance with the *Environmental, Social and Governance Reporting Code* (the "ESG Reporting Code") set out in Appendix C2 to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "HKEx"). The Report also leverages the National Association of Securities Dealers Automated Quotations (the "Nasdaq") *ESG Reporting Guide 2.0*, the Global Reporting Initiative Standards ("GRI Standards"), and the United Nations Sustainable Development Goals ("UN SDGs"), aiming to systematically reflect KANZHUN's performance in all relevant aspects and respond to the concerns of various stakeholders.

## (II)   REPORTING PRINCIPLES

In preparing this Report, the principles of "Materiality," "Quantitative," "Balance," and "Consistency" are applied to define the content of the Report and how the information is presented.

1.   **Materiality**

   While preparing this Report, we identified the main stakeholders and their ESG concerns. Responses made in this Report are based on the relative materiality of these concerns, as detailed in the "Stakeholder Engagement" and "Material Issue Analysis" sections.

2.   **Quantitative**

   This Report utilizes quantitative information to disclose the key performance indicators ("KPIs") related to its environmental and social aspects. The measurement standards, methods, assumptions and/or calculation tools, and conversion coefficient sources used for the KPIs are explained in their respective sections.

3.   **Balance**

   The purpose of this Report is to transparently and objectively present both positive and negative ESG information and the Company's performance in six major areas of corporate governance: optimizing products and services, growing with employees, practicing green development, building a sustainable supply chain, delivering community care, and standardizing corporate governance.

4.   **Consistency**

   The data disclosed in this Report follows the statistical method consistent with previous years, with individual changes explained to ensure consistency.

# I. ABOUT THIS REPORT

## (III) REPORTING SCOPE

The scope of the disclosure in this Report encompasses the ESG performance and measures of KANZHUN LIMITED and its subsidiaries. Unless otherwise specified, this Report covers the period from January 1, 2024 to December 31, 2024 (the "Reporting Period" or "2024"). To maintain information consistency, some disclosures may also pertain to other periods. The information and data included in this Report are sourced from public data, internal documents and statistical reports of the Company, third-party questionnaires, etc.

## (IV) ACCESS TO THIS REPORT

The electronic copy of this Report is available for access and download on the Company's Investor Relations website (https://ir.zhipin.com/) and the official website of HKEx (www.hkex.com.hk). We welcome feedback from our readers; please contact us at ir@kanzhun.com for any questions or comments. This Report is published in both Chinese and English. Should there be any discrepancy between the Chinese and English versions, the Chinese version shall prevail.

## (V) DATA DESCRIPTION

Financial data in this Report is denominated in RMB. In the event of any discrepancy in financial data between this Report and the Company's annual financial statement, the latter shall prevail. KANZHUN LIMITED reserves the final interpretation right on the content of the Report.

# II. ABOUT US

## (I)    COMPANY OVERVIEW

Founded in 2014, KANZHUN LIMITED is a leading online recruitment platform in China known for pioneering the "Direct Recruitment Model." The Company was listed on Nasdaq in 2021 and on the HKEx in 2022. With years of industry experience, we have gained unique insights into the market, business environment and customer needs. We introduced the "Direct Recruitment Model," enabling instant, direct chat between bosses and job seekers for precise recommendations for both parties. Powered by powerful artificial intelligence algorithms and big-data insights, we transform data analyses and user preferences into highly accurate job matches, enhancing user experience.

Our platform efficiently connects job seekers with enterprise users across various sectors, including white-collar, gold-collar, blue-collar and college students as well as enterprise users like bosses and professional recruiters users. These interactions primarily occur through the interactive BOSS Zhipin mobile app, web terminal and WeChat mini program. Following years of growth, BOSS Zhipin has become the largest online recruitment platform in China in terms of average monthly active users ("MAU"). For the twelve months ended December 31, 2024, the BOSS Zhipin App boasted an average MAU of 53.0 million, with a year-on-year increase of 25.3%.

## (II)   HONORS AND RECOGNITIONS

| | |
|---|---|
| January 2024 | The Company's MSCI ESG rating has been consecutively upgraded to A. |
| August 2024 | The Company's S&P CSA score has shown continuous improvement, reaching 52 points, which ranks higher than or equal to approximately 98% of its industry peers. Besides, the Company has been included in the *Sustainability Yearbook 2025* by S&P Global. |
| September 2024 | The Company was listed in the 2024 Beijing Top 100 Private Enterprises and was recognized as one of the 17 enterprises featured in the *2024 Beijing Top 100 Enterprises "1+4" List*. |
| October 2024 | The Company maintained its first place ranking in the category in the "Golden Brand" annual survey conducted by CBN for three consecutive years. |
| November 2024 | The Company was awarded the "Capital Power" 2024 Industry Influence Award by Stockstar.com. |
| November 2024 | The Company was awarded the 2024 Cailian Press Zhiyuan Award – Social Responsibility Pioneer Enterprise Award. |
| December 2024 | The Company was included on the 14th China Listed Companies Reputation List by National Business Daily and received the "Listed Companies with Best Reputation in 2024" award. |
| December 2024 | The Company was recognized as a "Pioneer Enterprise of the Year" on China Net's "2024 Tech Enterprise Pioneers List". |
| December 2024 | The Company was honored with the Annual Pioneer Brand Award at the 17th Time Marketing Awarding Ceremony celebrated in 2024. |
| January 2025 | The Company was named to the "2024 Guochao Brands – Top 100 Backbone Enterprises" list. |
| January 2025 | The Company was recognized as a "Company of Value" in the 2024 Yinshi Awards hosted by Yins Finance. |
| January 2025 | At the 2025 Jiedian Growth Conference hosted by www.jiediancj.com, the Company was included in the "Annual Ranking Series" and received the "2024 Public Welfare Enterprise" award. |

# II. ABOUT US

## (III) ESG HIGHLIGHTS IN 2024

### 1. Optimizing Products and Services

- The BOSS Zhipin app, which operates under the Company, its monthly average user (MAU) in 2024 reached 53.0 million, a year-on-year increase of 25.3%, with an average of 6.0 billion chat messages occurring on the platform each month.

- The Company's investment in R&D surpassed RMB1.8 billion, a year-over-year increase of about 17.6%. The Company has 1,331 R&D employees, accounting for 23.4% of the total workforce.

- The Company's self-developed AI large language model, "Nanbeige", has successfully obtained regulatory approval under the *Interim Measures for the Management of Generative AI Services*, becoming the first compliant AI large model in China's recruitment industry.

- In collaboration with authorities such as the China Academy of Information and Communications Technology ("CAICT"), the Company has played a key role in the research and development of China's large model standardization framework, leading the preparation of the first national large-scale pre-trained model standard for the recruitment industry.

- The Company has held over 100 live-streamed job fairs under the "Firefly Plan for Helping Persons with Disabilities" program, providing job-seeking services to 1.137 million persons with disabilities.

- The Company renewed the "Personal Information Protection Certification" from the China Cybersecurity Review, Certification and Market Regulation Big Data Center ("CCRC") and the "Data Security Management Capability Certification" from TL Certification Center of the CAICT.

- The Company participated in the pilot programs on Social Responsibility Guidelines for Data Security and Personal Information Protection and Data Interface Risk Monitoring (DiRM) organized by the China Cybersecurity Industry Alliance (CCIA). The Company received a two-star rating for data security and personal information protection social responsibility and a one-star rating for the data interface risk monitoring efforts.

- The Company has made significant advancements and innovations in handling product claims from users. The implementation of the "AI-driven cross-departmental collaboration" model has enabled us to identify about 95% of user complaints in advance and provide preemptive solutions, and achieve an approximately 75% improvement in the resolution speed of R&D related issues.

- With the growing user base, the Company's customer service team still maintains the ability to respond to user complaints within 2 hours and resolves complaints within 1 business day. In 2024, the user service satisfaction rate reached 96.18%.

- The Company maintained a total of 1,149 trademarks registered domestically and overseas, 351 patents (including invention patents and design patents), and 251 copyright registrations, including 201 software copyrights.

# II. ABOUT US

**2. Growing with Employees**

- Full-time female employees accounted for 48.27% of the total employees. The percentage of female employees in management is 41.66%.

- 100% coverage of pension insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance, and housing provident fund, as well as supplemental commercial medical insurance for full-time employees.

- The employee training coverage rate is 100%, with a training time per capita of 45.90 hours.

- The employee performance appraisal coverage is 100%.

**3. Practicing Green Development**

- Beijing Huapin Borui Network Technology Co., Ltd. once again obtained the ISO 14001 Environmental Management System Certification.

- In 2024, 1.85 billion resume exchanges were completed on the platform, reducing paper resume delivery, and saving paper.

- All of the hand-washing sinks in our Beijing office buildings' self-constructed restrooms and pantries are equipped with water-saving faucets.

- 100% of the hazardous waste generated by our offices in all of our operating locations are collected by qualified recycling companies.

**4. Building a Sustainable Supply Chain**

- Thanks to our officially launched supplier management system, we have optimized the entire supplier management process.

- Our supplier management system highlights the full compliance with ESG-related principles, including strictly prohibiting child labor and forced labor, actively ensuring occupational health and safety, adopting effective environmental protection measures, enhancing information security and privacy protection, and adhering to business ethics and sanctions compliance.

- Approximately 100% of the Company's suppliers signed the *Integrity Agreement*.

- Suppliers with green labels accounted for more than 70% of our Beijing office's suppliers.

# II. ABOUT US

- The average annual Power Usage Effectiveness (PUE) of the Company's leased data centers that have been put into operation were all below 1.27.

- All the data centers have obtained the ISO 50001 Energy Management System Certification.

- 100% of the network equipment and servers procured by the Company are certified for energy-saving and environmental protection standards.

## 5. Delivering Community Care

- The Company mainly carried out public welfare activities in four areas, namely, ecological protection, employee public welfare, community service and disaster relief actions, with total public welfare donations amounting to RMB2.5 million.

- The ecological preservation public activities carried out by the Company during the year had 260 million views and more than 5.7 million interactions. The short films themed on public welfare attracted more than 5.3 million online views.

- The Company launched the "Sky's the Limit: Career Experience Camp for Youth" campaign. We invested RMB1.53 million for 180 teachers and students from 7 township-level middle schools in 4 counties of Shanxi and Ningxia provinces, sponsoring their 10-day career experience trip to Shanghai.

- We co-launched the public welfare project of "Caring for the Elderly - 'Ruyi Lane' Service Station at the Doorstep," providing basic services to elderly residents with special difficulties, such as the aged, empty nesters and elderly individuals with disabilities. The project cumulatively benefited over 1,000 people from three communities around our operating locations.

## 6. Standardizing Corporate Governance

- The Company's current board consists of 9 members, including 2 female directors, representing 22.2% of the total board composition.

- The Company's board members have diverse educational backgrounds such as law, electrical engineering, economics, etc., and possess extensive industry experience in areas such as the Internet, human resources services, and capital markets.

- The Company conducts anti-bribery and anti-corruption training for all employees, including full-time employees and part-time employees.

- All members of the Board of Directors have undergone business ethics training.

# ESG Governance

# III. ESG GOVERNANCE

## (I)   BOARD OF DIRECTORS' STATEMENT

The Company attaches great importance to ESG management and actively practices the concept of sustainable development. The Company's Board of Directors is the highest decision-making body on ESG governance and is responsible for controlling the direction of the Company's ESG strategy. The Audit Committee supervises the Company's ESG-related work and regularly reports to the Board to ensure better implementation of ESG work. At the operational level, we have established a cross-departmental ESG working group to cooperate in formulating ESG action plans and supporting all functional departments of the Company to promote and implement ESG-related work. The ESG working group requires each functional department to report the progress of specific ESG-related work.

We carefully consider the potential impact of ESG-related risks on the Company and evaluate the materiality of ESG issues of concern to stakeholders based on changes in the internal and external business environment, national and industry policy trends. We communicate with stakeholders through questionnaires, regular meetings, and other channels to understand and actively respond to their concerns. The Board is also involved in the assessment, prioritization, and management of ESG material issues. We comprehensively identify the material ESG risks in the Company's operations and formulate relevant management policies. These policies cover areas such as data security and privacy protection, user services, and employee training and development. The specific assessment process and results are detailed in the ESG report's "Stakeholder Engagement" and "Material Issue Analysis" sections and reviewed by the Board.

The Board continuously monitors the implementation of the ESG risk management policy to ensure that the Company's internal control system can effectively identify, manage, and formulate relevant countermeasures to mitigate ESG risks involved in business operations. We also require relevant departments to implement ESG risk response measures in their operational management. During the year, the Company established environmental targets related to its business operations, including energy conservation, emission reduction, water conservation, and waste reduction. These targets aim to manage the business environmental impact, integrating ESG concepts and management strategies into relevant operational levels. The Board oversaw the establishment of these targets, periodically reviewed progress, and actively promoted ongoing improvements in ESG management.

The above ESG-related issues are also disclosed in detail in this Report, which were reviewed and approved by the Board on April 10, 2025.

## (II)  ESG STRATEGY

We have established six pillars within our ESG strategy: optimizing products and services, growing with employees, practicing green development, building a sustainable supply chain, delivering community care, and standardizing corporate governance. These priorities are integrated into our operations and management to drive high-quality development. Our Board conducts regular reviews to ensure that our ESG strategy aligns with the Company's overall development strategy.

The UN SDGs target three major areas: social, economic, and environmental, urging all sectors of society to contribute to sustainable development actively. We have identified key UN SDG priorities relevant to our business and integrated them with the Company's ESG philosophy to effectively guide our efforts.

# III. ESG GOVERNANCE

| Six Pillars | ESG Strategy Content | UN SDGs |
|---|---|---|
| Optimizing Products and Services | Adhered to the Company's vision of "Redefining talent development with the power of technology, committed to satisfying users, giving users full fairness, rich choices and higher efficiency," we insist on putting users first, develop a technology-driven online recruitment platform and cultivate a strong foundation of technological innovation. By investing in advanced deep learning and recommendation algorithms, we deliver precise and professional recruitment solutions to our users with different job-seeking needs. Furthermore, we maintain a strong emphasis on product quality and robust content governance to ensure a seamless, efficient, and user-friendly recruitment experience throughout the recruitment process. | 9 INDUSTRY, INNOVATION AND INFRASTRUCTURE<br>12 RESPONSIBLE CONSUMPTION AND PRODUCTION |
| Growing with Employees | The Company strictly complies with the *Labor Law of the People's Republic of China,* the *Labor Contract Law of the People's Republic of China,* the *Employment Promotion Law of the People's Republic of China,* the *Social Insurance Law of the People's Republic of China*, and other laws and regulations concerning employee employment in the locations where it operates, effectively safeguarding the rights and interests of its employees. We continue to improve our internal management systems and clarify the criteria and processes for employee recruitment, promotion, and performance appraisal. We are committed to optimizing talent recruitment and retention mechanisms and enriching our employee training system. Besides, we prioritize employees' physical and mental health, provide employees with fair, open, and inclusive career development opportunities, and work together with employees to achieve long-term mutual development. | 3 GOOD HEALTH AND WELL-BEING<br>5 GENDER EQUALITY<br>8 DECENT WORK AND ECONOMIC GROWTH |
| Practicing Green Development | The Company proactively align with national goals for carbon peaking and neutrality and integrate climate change responses and green development principles into our daily business operations. Our commitment involves offering users environmentally friendly, low-carbon products and services to aid in reducing carbon emissions, thereby collectively contributing to society's sustainable development. | 6 CLEAN WATER AND SANITATION<br>12 RESPONSIBLE CONSUMPTION AND PRODUCTION<br>13 CLIMATE ACTION |

# III. ESG GOVERNANCE

| Six Pillars | ESG Strategy Content | UN SDGs |
|---|---|---|
| Building a Sustainable Supply Chain | The Company upholds its commitment to environmental protection by adopting the supplier management policy focused on "providing sincere service, striving for excellence, promoting energy efficiency and cost reduction, preventing pollution and emissions, eliminating potential hazards and safeguarding health." We also conduct thorough assessments of our suppliers to evaluate environmental and social risks concerning supplier admission, engagement, evaluation, maintenance, and withdrawal. Our procurement practices prioritize the selection of environmentally friendly and sustainable products. Collaborating with partners, we explore eco-friendly business models to cultivate a responsible and sustainable supply chain. | 12 RESPONSIBLE CONSUMPTION AND PRODUCTION |
| Delivering Community Care | We are fully aware that corporate social responsibility is paramount and have integrated the philosophy of "promoting human development with the power of technology and public welfare" into the Company's development strategy, fostering the synergy between our industrial strengths and community-driven public welfare initiatives. We have established a comprehensive workflow that governs our entire management structure, project development, strategic planning, goal and process management, communication strategy, and project outcome evaluation. This year, we primarily focused on six areas for our public welfare activities: ecological preservation, youth development, community service, disaster relief, cultural heritage promotion and talent support, and make public welfare donations. | 3 GOOD HEALTH AND WELL-BEING<br>4 QUALITY EDUCATION<br>11 SUSTAINABLE CITIES AND COMMUNITIES |
| Standardizing Corporate Governance | The Company strictly abides by applicable laws, regulations and listing rules, consistently optimizes its governance system and has established a well-organized corporate governance mechanism with clear rights and responsibilities. The Company aims to conduct honest and compliant operations, effectively control risks, achieve high-quality and sustainable development goals, and give back to society and shareholders with good performance. | 16 PEACE, JUSTICE AND STRONG INSTITUTIONS |











## (III) STAKEHOLDER ENGAGEMENT

Based on the Company's business features, industry dynamics, and corporate development path, we have identified multiple stakeholders, including users, employees, shareholders and investors, government and regulatory bodies, communities, non-government organizations, media, and suppliers. We pay close attention to our stakeholders' demands and gain a deeper understanding of their expectations of the Company through multiple communication channels. We value and respond to their inputs and make improvements accordingly.

# III. ESG GOVERNANCE

| Stakeholders | Key Expectations and Demands | Main Communication Channels and Response Methods |
|---|---|---|
| Users<br>• Job seekers<br>• Enterprise users | Efficient recruitment and job-seeking services<br>Expanding recruiting and job-seeking network<br>Improving user experience<br>Data and privacy protection<br>A secure job search platform<br>Reasonable cost for service | Customer service hotline<br>Application<br>Email<br>Sales team<br>Social media<br>User surveys |
| Employees | Protecting employees' rights and interests<br>Employee remuneration and benefits<br>Employee development and training<br>Employee health and safety | Internal communication platform<br>Employee hotline<br>Email<br>Employee meetings<br>Employee surveys<br>Employee training |
| Shareholders and investors | Investment return<br>Business strategy<br>Information transparency<br>Compliant operations | General meeting of shareholders<br>Periodic reports and announcements<br>Emails and meetings<br>Roadshow |
| Government and regulatory bodies | Business compliance<br>Data and privacy protection<br>Business ethics<br>Driving employment<br>Promoting economic development | Information disclosure<br>Policy consultation<br>Supervision and inspection<br>Document submission |
| Communities | Charity initiatives<br>Volunteer activities | Social media<br>Community activities |
| Non-government organizations and media | Corporate social responsibility<br>Cooperative development | Social media<br>Industry events<br>Press conference<br>Interview |
| Suppliers | Fair cooperation<br>Business ethics<br>Mutual benefits and win-win cooperation | Business negotiations<br>Supplier assessments<br>Site visits |

# III. ESG GOVERNANCE

## (IV) MATERIAL ISSUE ANALYSIS

To understand and respond to the stakeholders' expectations and demands, and to clarify ESG practices and information disclosure priorities, the Company invited internal and external stakeholders to participate in the identification of ESG issues and conduct materiality assessments.

We identified 18 key issues based on the Company's strategic priorities, industry characteristics, and exchange requirements. Through communication, interviews, and surveys with key stakeholders, we ranked the materiality of those key issues, identifying 9 most material issues, 8 highly material issues, and 1 material issue. The results of the materiality assessment are as follows:


High
Importance to Stakeholders
Low
Importance to the Company
High
Data security and privacy protection 1
Customer service 2
Employee health and safety 3
Intellectual property protection 4
Employee interests and benefits 5
Business ethics 6
Employee training and development 7
Quality of product and service 8
Diversity and equality 9
Supply chain management 10
Environmental impact of product and service 11
The Board's governance effectiveness 12
Customized support for the underserved 13
Climate actions 14
Energy management 15
Waste management 16
Water resource management 17
Philanthropic activities 18
Environmental area
Social area
Governance area

**KANZHUN 2024 ESG Materiality Matrix**

| Issues of extreme importance | Issues of great importance | Issues of general importance |
|---|---|---|
| • Data security and privacy protection<br>• Customer service<br>• Employee health and safety<br>• Intellectual property protection<br>• Employee interests and benefits<br>• Business ethics<br>• Employee training and development<br>• Quality of product and service<br>• Diversity and equality | • Supply chain management<br>• Environmental impact of products and services<br>• The Board's governance effectiveness<br>• Customized support for the underserved<br>• Climate actions<br>• Energy management<br>• Waste management<br>• Water resource management | • Philanthropic activities |

# Optimizing Products and Services

# IV. OPTIMIZING PRODUCTS AND SERVICES

Adhering to the Company's vision of "Redefining talent development with the power of technology and committed to satisfying users, giving users full fairness, rich choices and higher efficiency," we insist on putting users first, develop a technology-driven online recruitment platform and cultivate a strong foundation of technological innovation. By investing in advanced deep learning and recommendation algorithms, we deliver precise and professional recruitment solutions to our users with different job-seeking needs. Furthermore, we maintain a strong emphasis on product quality and robust content governance to ensure a seamless, efficient, and user-friendly recruitment experience throughout the recruitment process.

## (I)    DRIVING DEVELOPMENT THROUGH INNOVATION

Technological innovation is critical for enterprises to achieve high-quality, sustainable development. In 2024, we continued to deepen our investment in innovation, persistently refining our products and algorithms through iterative updates to cater to our users' multifaceted demands. During the year, the Company's investment in R&D surpassed RMB1.8 billion, a year-over-year increase of about 17.6%. The Company has 1,331 R&D employees, accounting for 23.4% of the total workforce.

We remain committed to developing a technology-driven online recruitment platform, harnessing the power of scientific and technological innovation to empower greater talent development.

**We establish a robust system to support innovation.** We firmly believe that the essence of creation lies in the spontaneous collision of ideas and the sudden spark of inspiration, much like Brownian motion, where randomness fuels endless possibilities. As such, we encourage our employees to engage in a wide variety of innovation and R&D activities and reward inventors and designers who obtain patents for their workplace inventions with bonuses and compensation, along with the right to be credited as patent holders. At the same time, we have designed a review and promotion mechanism that more closely aligns with the functions of technical employees to attract more talents with vital technical capabilities and professional knowledge. This, in turn, continuously maximizes the Company's technological innovation and data analysis capabilities. Besides, we also launched a variety of technical courses on our internal employee training and development platform, inspiring employees' creativity and passion for exploration.

**We cultivate talent to fuel continuous innovation.** We recognize that talent is the fundamental driving force of social progress and economic development, especially in the context of a knowledge-based economy and innovation-driven growth. The cultivation of innovative talent is not only a critical factor for enterprises to achieve long-term development, but also a key force in advancing industry-wide technological advancement and enhancing societal welfare. Amid national efforts to intensify industry-university-research institute collaboration, accelerate the commercialization of scientific and technological innovations to empower the real economy, and promote the integration of innovation, industry, and talent, we actively partner with leading universities to foster talent development and facilitate academic and industry exchanges. In June 2024, we visited the *Data Mining* course at the Beihang University to share insights into the latest advancements and application of large language models. We provided a comprehensive overview of our self-developed "Nanbeige" model and engaged in discussions on scientific research in human resources in the era of next-generation AI.

# IV. OPTIMIZING PRODUCTS AND SERVICES



Group Photo of the *Data Mining* Course

**We ensure that innovation benefits a broader community.** The widespread integration of groundbreaking advancements serves as a key driver in invigorating social vitality and boosting shared prosperity. We continue to explore innovative AI applications for use experience enhancement, with the aim to foster a more inclusive and equitable development and benefit a broader community with technological innovations.

- **Leading the Intelligent Transformation of the Recruitment Industry:** In 2024, we focused on upgrading core platform algorithms and optimizing efficiency. The Company's self-developed AI large language model, "Nanbeige", has successfully obtained regulatory approval under the *Interim Measures for the Management of Generative AI Services* and has been deeply integrated into the BOSS Zhipin platform for intelligent interactions, text generation, and related applications. This milestone establishes "Nanbeige" as the first compliant AI large model in China's recruitment industry. Furthermore, we have embedded AI technology throughout the platform's user experience to deliver personalized services, tailored recommendations, and precise content suggestions, thereby enhancing service efficiency.

During the year, in collaboration with authorities such as the China Academy of Information and Communications Technology ("CAICT"), the Company has played a key role in the research and development of China's large model standardization framework, leading the preparation of the first national large-scale pre-trained model standard for the recruitment industry.


AI服务春季“上新”
搜索过程中获得DeepSeek结合求职招聘大数据的求职建议
在有了社区体验满血DeepSeek职场问答
在数字人陪同下做面试练习
*AI相关功能正在灰度测试中，部分用户可以访问，后续将逐步开放

BOSS Zhipin Platform Unveils "Spring Launch" of AI Services

# IV. OPTIMIZING PRODUCTS AND SERVICES

- **Empowering Students in Career Decision-Making:** In 2024, BOSS Zhipin launched the "Qicheng" mini-program, establishing a multi-dimensional career success evaluation model based on salary, job stability, promotion potential, and job satisfaction. This forms a dynamic career scoring system with intelligent interpretation capabilities. The mini-program creates a "Career Success" assessment framework that correlates professions with academic majors through big employment data analytics, recommending major choices aligned with students' career aspirations. Students can make more informed decisions by considering personal interests, competencies, and career development prospects. Additionally, "Qicheng" provides personalized career planning advice, including suggested entry-level positions and career path roadmaps, enabling scientific career selection and development.


2024
金榜题名
启程导航专业选择
职业成就美好未来
今日大事记：选对专业！
识别二维码
进入「启程」
CSL
The BOSS Zhipin "Qicheng" Mini-Program

We firmly believe that the innovation safeguard mechanism, talent cultivation system, and inclusive application of innovations form an interdependent trinity, collectively constituting a holistic innovation ecosystem. The innovation safeguard mechanism serves as the cornerstone, providing institutional guarantees and resource allocation for R&D activities. As the core driver of socioeconomic development, innovative talents generate groundbreaking ideas and translate them into practical applications through their expertise. When these two elements interact synergistically, they create fertile ground for technological breakthroughs. The widespread adoption of innovations ultimately determines their societal value. By extending cutting-edge technologies beyond laboratory settings into industrial production and daily applications, we deliver tangible benefits that elevate living standards and accelerate progress toward an equitable, sustainable future.

# IV. OPTIMIZING PRODUCTS AND SERVICES

## (II) PROMOTING EQUAL EMPLOYMENT OPPORTUNITY

Employment stands as the bedrock of people's livelihoods. During the "14th Five-Year Plan" period, human resources and social security authorities have enhanced support for individuals with disabilities and those facing challenges in securing employment. They have also improved employment support policies for key employment groups. As a leading recruitment platform in China, we believe in the power of connections to create value. By leveraging the network effects of the double-sided market, we strive to provide authentic and unbiased services to a diverse range of user groups and create equal, inclusive, and high-quality employment opportunities, contributing to shared prosperity.

- **Enhancing Employment Opportunities for People with Disabilities:** In response to the challenges faced by individuals with disabilities during their job search, such as limited job opportunities, limited channels, and information asymmetry, we have established a dedicated disability-friendly section on both the BOSS Zhipin App, webpage and on our WeChat mini program. Within this section, the job filtering criteria not only include factors such as city, disability type, education, salary, and experience, but also feature 20 special sections for emerging industries, aiming to create a fair employment environment. Furthermore, we have implemented the following technological innovations to provide a more user-friendly job search experience for individuals with disabilities:

  - Leveraging our platform's advanced intelligent matching technology, we have developed a comprehensive system for identifying and aligning individuals with disabilities with job positions by matching their resume information. This enables precise two-way recommendations, amplifying the visibility of job seekers with disabilities.

  - We actively guide and encourage companies to post disability-friendly job positions on our platform and clearly indicate on the job detail pages whether the position accommodates communications needs of these job seekers. We also advise companies to improve accessibility facilities, striving to create an inclusive job search environment.

  - We have improved accessible job search features. These include intelligent voice prompts to aid in resume submission, online interactions, and video interviews.

  - We have established an online supportive community for job seekers with disabilities, regularly sharing job search tips to empower them on their employment journey.



BOSS直聘
首页
推荐
搜索·公司
校园·海归
APP
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海外
无障碍专区
我要招聘
我要找工作
登录/注册
无障碍专区
北京
全部类型
肢体障碍
言语障碍
听力障碍
视力障碍
条件筛选
技术
产品
设计
客服/运营
runtime
35-50K
3-5年
本科
在线
北京艾捷科芯科技
北京·朝阳区·西坝河
北京麦当劳食品有...招聘咖啡师
4-7K
runtime
35-50K
北京
3-5年
本科
感兴趣
立即沟通
接受障碍类型：
听力残疾
肢体残疾
言语残疾
精神残疾
视力残疾

The BOSS Zhipin Accessibility Section

# IV. OPTIMIZING PRODUCTS AND SERVICES

Since April 2022, the Company has collaborated with the Employment Service Guidance Center of the China Disabled Persons' Federation to launch the "Accessible Job Search Assistance Program for People with Disabilities", while continuously conducting the "Firefly Plan for Helping Persons with Disabilities" livestream recruitment initiative to provide employment support. Concurrently, we have introduced a series of accessibility features and algorithm optimizations to facilitate smoother job-seeking experiences for individuals with disabilities. In 2024, the partnership was renewed through the "Firefly Plan for Helping Persons with Disabilities – Uniting Efforts to Promote Employment, Warm Winter Jobs Benefit People's Livelihood" national online recruitment campaign. This initiative attracted participation from 97 enterprises, offering hundreds of job opportunities across 40 Chinese cities. As of December 2024, the Company has cumulatively served 1.137 million individuals with disabilities through job search assistance and hosted over 100 specialized livestream recruitment sessions under the "Firefly Plan" series.


萤火助残
国际残疾人日专场活动
LIVE
BOSS
直聘
萤火助残 公益行动
残障人士求职直播间
进入直播间
YINGHUO

The "Firefly Plan for Helping Persons with Disabilities" Special Event

- **Supporting Blue-Collar Employment:** The blue-collar workforce is the backbone of China's economy, playing a crucial role in fostering high-quality development. Traditionally, these workers sought employment through offline avenues fraught with risks, such as concealed job safety hazards and lack of social security payments. There is a pressing need for greater job-person matching and transparent service fee standards. Due to factors such as educational background and the nature of their career experience, blue-collar job seekers often struggle with the conventional "resume submission – company screening – offline interview" recruitment model. This challenge is compounded by the inconsistent quality of online job search companies, making it difficult to discern job authenticity.

  This year, we fully optimized the recruitment experience for blue-collar workers by enhancing information authenticity, user customization, navigation efficiency, and platform innovation, thus creating an efficient, reliable, and interactive recruitment ecosystem for both job seekers and enterprise users.

  - Information authenticity: For some of the enterprises and agencies posting blue-collar positions, enterprises are required to undergo three rounds of in-depth verification of their business information by the platform's review team to ensure the authenticity of the information. After the positions are posted, we perform a second round of checks on over 90 details, such as salary and benefits, to ensure the information is genuine and reliable, safeguarding job seekers' rights.

# IV. OPTIMIZING PRODUCTS AND SERVICES

- User customization: We provide blue-collar job seekers with multiple job preference tags, enabling them to filter their preferences across seven key areas such as work environment, salary payment method, and insurance. By simply selecting the relevant tags, job seekers can receive tailored job listings, reducing the time spent on sorting through information.

- Navigation efficiency: We have introduced the "One-Click City Switch" option, enabling blue-collar job seekers to view recruitment information from different cities without modifying their personal information, thereby improving job search efficiency and operational convenience. Besides, the platform has streamlined the registration and verification process for blue-collar users and refined job recommendations through visual formats such as videos and images, enhancing their job-seeking outcomes.

- Platform innovation: To tackle the challenges blue-collar job seekers face, such as limited channels for obtaining recruitment information and the absence of resumes for some, we implemented an "AI Matching and Recommendation + Direct Chat" model. This approach not only accurately matches job seekers with positions but also diminishes the role of resumes. Blue-collar job seekers can simply fill out basic information and communicate with enterprise users through "Direct Chat," streamlining the traditional recruitment process and offering a more intuitive, straightforward, and reliable way to assist in their employment, thereby enhancing the job-seeking efficiency of the blue-collar workforce.

In addition, we have further expanded our end-to-end services for blue-collar users, ensuring comprehensive support throughout the recruitment process from job matching to on-boarding. These efforts ensure a more reliable recruitment experience, freeing blue-collar workers from worries in their job search.

- **Supporting Youth Employment:** To assist fresh graduates in overcoming employment challenges and transitioning smoothly from campus to the workplace, we have developed a series of targeted employment services and guidance tailored to the unique needs of the youth.

This year, we continued to partner with national ministries and agencies, mass organizations, and authoritative media, including the Ministry of Education of the People's Republic of China, the Ministry of Human Resources and Social Security of the People's Republic of China, the All-China Women's Federation, the China Disabled Persons' Federation, and CCTV, to launch multiple public service initiatives for college students' employment:

- **The "Citywork – A Guide for Urban Workers" Live Recruitment Event for Fresh Graduates:** During the 2024 spring recruitment season, the BOSS Zhipin job-seeking live stream program "BOSS Zhipin Good Offers on Thursdays" launched the "Citywork – A Guide for Urban Workers" live recruitment events. With four special sessions in Beijing, Shanghai, Guangzhou, and Shenzhen, the program offered high-quality job opportunities for fresh graduates in these cities. The event attracted a total of 1,929 companies and over 20,000 fresh graduates, covering 3,184 job positions.

- **"Soaring Autumn Recruitment Season" Campus Livestream Recruitment Campaign:** During the 2024 autumn recruitment season, BOSS Zhipin launched the "Soaring Autumn Recruitment Season" campus live streaming job fair. During the event, daily updates on campus recruitment jobs were provided, along with schedule planning advice. The event also featured live sessions for multiple regions such as Beijing-Tianjin-Hebei and Jiangsu-Zhejiang-Shanghai, as well as various industries including internet and new energy. In addition,

# IV. OPTIMIZING PRODUCTS AND SERVICES

nearly 300 campus recruitment special sections were set up for state-owned enterprises, foreign enterprises and other categories. Over 300 live employment guidance sessions were conducted in total, with a total of 2.732 million views. The event attracted 16,000 enterprises and 137,100 students to participate, covering 27,000 job positions and achieving 356,100 resume delivery. Furthermore, the platform introduced a new "Career Self-Exploration" section to help graduates accurately match positions.


昂扬秋招节
星推官
24 365
一职为你
BOSS
直聘
LIVE
互联网技术求职直播间
鹏叔带你拿高薪技术岗校招offer
进入直播间
鹏 叔
《深度探索VUE.JS--原理剖析与实战应用》及《JAVAS-CRIPT修炼之路》作者

"Soaring Autumn Recruitment Season" Campus Livestream Recruitment Campaign

- **"Zero Experience Internship Special Session" for College Students:** Since September 2024, BOSS Zhipin has been running the "Zero Experience Internship Special Session," providing internship opportunities for fresh graduates and current students to address the challenge of "difficulty in job hunting with zero experience." As of the end of February 2025, this special session has completed 40,400 job-candidate matches and facilitated two-way communication for 27,800 people. The platform has also established five internship special sessions in regions such as Beijing-Tianjin-Hebei and Jiangsu-Zhejiang-Shanghai, offering over 300,000 internship positions, with a total of 37,000 people initiating exchanges within these sessions.

- **"Career Leads the Future" Graduate Joint Recruitment Event:** In March 2025, BOSS Zhipin, in collaboration with the Ministry of Human Resources and Social Security, launched the "Career Leads the Future" joint urban recruitment event for college graduates. With a keen focus on key industries and sectors and in alignment with the national regional development strategy, this event was held in areas with a high concentration of college graduates. Specifically, we organized regional youth talent exchange activities to bridge the gap between industry needs and talent supply.


BOSS直聘分会场
职引未来
——2025年全国城市联合招聘
高校毕业生春季专场活动
主办单位:人力资源社会保障部 | 协办单位:BOSS直聘
活动时间：2025年3月1日至5月31日

"Career Leads the Future" Graduate Joint Recruitment Event

# IV. OPTIMIZING PRODUCTS AND SERVICES

- **Supporting the Talent Development in Key Industries:** In 2024, we actively participated in several initiatives organized by the Ministry of Human Resources and Social Security, including the "100-Day Recruitment Campaign for 10 Million Jobs," the "Spring Special Event for Joint Recruitment of College Graduates in Large and Medium-Sized Cities," the "Autumn Special Event for Joint Recruitment of College Graduates in Large and Medium-Sized Cities," and the "Special Employment Service Actions for College Graduates in the National Human Resources Market." With a keen focus on key industries such as the internet and automotive sectors, we conducted multiple online recruitment events and live job fairs, mobilizing 16,000 enterprises to offer 46,000 job positions. We also participated in the "24365" campus employment service event launched by the Ministry of Education, organized 9 online industry-specific sessions, and mobilized 13,000 enterprises to provide 40,000 job positions, further supporting the talent development in key industries.

  - **Beijing "Smart Capital • Career Path to Cybersecurity" Special Job Fair for the Cybersecurity Industry:** During the 2024 China Cybersecurity Week, under the guidance of the Cyberspace Administration of Beijing and other departments, we hosted the "Smart Capital • Career Path to Cybersecurity" job fair for the cybersecurity industry for the second consecutive year. By leveraging BOSS Zhipin's official website and in-app portal, we launched over 9,000 cybersecurity positions from 2,000 Beijing-based enterprises, providing a job-seeking platform for more than 30,000 talents. This empowers the development of Beijing's cybersecurity industry and foster a thriving talent ecosystem.


2024北京市国家网络安全宣传周
智汇首都·职通网安
北京网络安全行业网络招聘会
活动时间: 9.4-9.15

Special Job Fair for the Cybersecurity Industry

  - **Special Recruitment Event for the Artificial Intelligence Industry:** In early 2025, we participated in the "Spring Special Event for National Urban Joint Recruitment of College Graduates" organized by the Ministry of Human Resources and Social Security. With a keen focus on industries such as artificial intelligence, autonomous driving, and semiconductors, we continued to host special recruitment events on our platform.

## (III) SUPPORTING THE DEVELOPMENT OF SMALL AND MEDIUM-SIZED ENTERPRISES (SMEs)

SMEs are a vital force in driving innovation, promoting employment, and improving people's livelihoods. *China's 14th Five-Year Plan for Promoting the Development of SMEs* clearly states that "SMEs are the main force of the national economy and social development, a crucial foundation for building a modern economic system and promoting high-quality economic growth, and an essential support for expanding employment and improving people's livelihoods." The Company actively responds to national policies to promote SMEs' high-quality development. We effectively assist SMEs in overcoming challenges they face during the recruitment process, such as "difficulties in hiring and retaining

# IV. OPTIMIZING PRODUCTS AND SERVICES

employees." With the support of our recommendation algorithms and industry research teams, we utilize innovative methods and tools like two-way referral, direct chat, and mutual consent on resume exchange features to actively promote digital recruitment for SMEs, helping them stabilize and expand their workforce.

We continuously leverage the technological advantages of our product, which combines "intelligent Matching and Recommendation + Direct Chat," to enrich employment forms, lower employment barriers, and create job opportunities. This assists SMEs in sharing the benefits of the digital economy's development.

## (IV) ASSURING PRODUCT QUALITY

Product experience is a top priority for KANZHUN. We consistently iterate, upgrade and optimize our product features and functionality. The Company has actively implemented the *Product Quality Law of the People's Republic of China* and *the Law of the People's Republic of China on the Protection of Consumer Rights and Interests*, established a series of policies such as the *Kanzhun's System Change Management Measures*, which clearly stipulate that all products shall go through a rigorous quality control process before launch. This process includes requirement review, functionality testing, pre-launch approval, and post-launch retro-testing. The process coordinates the work of a working group composed of change requesters, reviewers, approvers, testers, and validators, ensuring that our products and services meet the latest legal and regulatory requirements while satisfying user needs.

We have also established the *Kanzhun's Continuity Management Measures*, which outlines strategies for monitoring business operations. This includes routine monitoring of the physical environment, operational status, and security of business systems, as well as the implementation of an alert mechanism to identify and address system abnormalities in a timely manner. In the case of any system abnormality, the relevant departments will take immediate actions to ensure that users can access and use our products and services in a stable and uninterrupted manner.

## (V) GUARDING CONTENT SECURITY

The Company adheres to the core principle that "content safety is a non-negotiable red line." Following national laws, regulations, and normative documents and considering our recruitment and job-seeking platform's characteristics, we have formulated and published the *Recruitment Conduct Management Standards*. The standards explicitly prohibit enterprise users from posting any information or advertisements that seek collaboration, marketing, or any content that is not for recruitment purposes. Additionally, we have reinforced risk review and conducted targeted rectifications to optimize the job-seeking environment on the platform.

1.  **Reinforcing Risk Review**

    This year, we focused on building a comprehensive "protection network "that covers the entire chain of "prevention – interception – punishment – education" in areas such as targeted protection of groups, optimization of certification and review systems, and provision of compliance training for operational staff. These efforts aim to reduce false information and help job seekers avoid risky positions.

    ① *Establishing a Differentiated Review Mechanism*

    For the product usage scenarios of both enterprise users and job seekers, such as job postings, real-time communication, online applications, and mock interviews, we launched the "Platform User Safety Protection Program." This program includes a rigorous content review process designed to ensure the authenticity of corporate user information, job details, and candidate intentions.

# IV. OPTIMIZING PRODUCTS AND SERVICES

| User categories | | First-time registered users | Enterprise users | | Job Seekers |
| --- | --- | --- | --- | --- | --- |
| | | | Users who post job listings | Users with misconduct | |
| Safety risk management | Online | • We require the upload of business licenses and employment certification, including enterprise mailbox address, business address and other information, performing strict validation on the relationship between an enterprise and an enterprise user. <br> • Based on the risk prediction mechanism, we also customize the registration policy for enterprise users and add additional verification processes for companies with a high frequency of user complaints or misconducts, for example, asking for offering industry service license, video of the office environment and other proof materials, or requiring them to have a face-to-face meeting with our offline risk assessment team. <br> • For unauthenticated enterprises, we continue to monitor their behavior to prevent potential misconduct. | • Utilizing advanced feature engineering, machine learning, and decision engines to process user data and build an algorithm-driven risk assessment model to identify and continuously track high-risk positions and enterprise users. <br> • We keep track of high-risk behaviors such as false advertising, pyramid selling and blackmailing for private information and include employees' complaints in the process of risk assessment. | • Immediate measures are taken, such as banning or shielding user accounts, requesting supplementary verification materials, preventing job seekers from accessing enterprise information, among others. <br> • For enterprise users who are suspected of being involved in severe misconduct or crimes, we will report to local public security organizations for further investigation. | • Before using our APP, users must complete a mobile phone verification process by registering with a phone number and confirming through a verification code. <br> • Our intelligent system can monitor and screen suspicious users who may compromise the platform's integrity and ask these users to complete additional authentication. For instance, if the phone number provided by a job seeker is blacklisted, or the language used in the self-description is improper, our fraud prevention system shall detect these situations and prompt a risk indication. |
| | Offline | We organize a professional offline risk assessment team to conduct on-site visits with enterprise users, ensuring the authenticity and reliability of both the enterprises and their job postings. | | | |

BOSS Zhipin "Platform User Safety Protection Program"

# IV. OPTIMIZING PRODUCTS AND SERVICES

For different job-seeking groups such as blue-collar workers and students, we have set up dedicated governance teams and established targeted protection mechanisms.

| Groups | Protection Mechanisms |
|---|---|
| Blue-Collar Workers | • **Special Campaign for Combating False Information:** We have published the *anti-fraud guidelines*, taken strict measures to address issues such as "deceptive loans" and launched multiple special campaigns to combat false information. In addition, a tiered governance approach is implemented for violations, and the number of accounts penalized daily is publicly disclosed in the "Rules Center."<br><br>• **Standardization of Job Posting Content:** For positions with complex salary structures, such as sales roles, it is mandatory to specify the base salary and display it on the job card. Additionally, enterprise users are encouraged to upload videos and photos of the work environment. This structured information enhances the credibility of job postings. |
| Students | • **College Student Protection Program:** Since its launch in 2021, the "College Student Protection Program" is still in operation. This program adds an extra layer of protection for college students beyond routine daily inspections and interception of high-risk jobs.<br><br>• **Priority to Issue Handling:** During peak job-hunting seasons such as the spring recruitment, we ensure that risk-related issues reported by students are responded to within 30 minutes. |

② *Optimizing Content Review System*

For enterprise users, we implement comprehensive assessment of text, images, videos, and other content posted by enterprise users to eliminate illegal, politically sensitive, and rights-infringing materials through AI technology and professional manual review. This ensures the legality, authenticity, and accuracy of platform information. For any detected non-compliant content, we immediately initiate a review and reporting mechanism, taking actions to block or delete it, thereby ensuring the compliance and safety of platform content. In addition, BOSS Zhipin, while maintaining strict access controls for enterprise enterprise users, optimizes the job posting experience for enterprise users, enabling legitimate positions to be seen by job seekers earlier and more quickly. In terms of qualification certification review, we continue to expand the application of intelligent review. By optimizing and iterating image algorithms, the accuracy of machine review for business licenses has approached 100%. In terms of office environment certification review, enterprise enterprise users can shoot VR videos of their office environments without the help of manual assistance, significantly improving review efficiency.

For job seekers, our security team continues to enhance job-seeking safety through iterations in technology and product functionalities. In addition, we continuously improve their experience in interacting with our products. For example, we empower job seekers to describe incidents or report violations using voice commands. This has also reduced the cost of users providing feedback.

③ *Conducting Content Security Training*

To maintain a unified review standard for job positions posted by recruitment enterprises on the platform, we regularly provide our operational staff with training on professional quality and compliance awareness. We

# IV. OPTIMIZING PRODUCTS AND SERVICES

have formulated and published the *Job Description Release Specification* on our internal learning platform. All employees involved in posting job descriptions must familiarize themselves with the specification to ensure that the content they post is complete, factual, and compliant. Furthermore, we have established a rigorous supervision and feedback mechanism, encouraging operational staff to actively propose improvement suggestions in their daily work. This helps continuously optimize the review process, providing job seekers and enterprises with a higher-quality and safer service experience.

2.  **Conducting Targeted Rectifications**

We highly value the content standards of our platform and consistently implement ten special campaigns, including "Communication in Good Manners," "Protection of Key Employment Groups," "Anti-Roach Action," etc., to establish standard specifications. We are dedicated to fostering a lawful, harmonious, and healthy online job-seeking and recruitment environment, safeguarding the legitimate rights and interests of our users.

- **"Communication in Good Manners" Special Campaign:** In 2024, the Company continued the "Communication in Good Manners" governance campaign, employing a comprehensive pre-, during- and post-event management system to address enterprise users' violations such as verbal abuse and harassment. For the prevention stage, we informed users about the basic rules of communication in good manners through comics, videos, and other media formats, guiding them to adhere to proper communication etiquette. During the communication, we adopted an approach of "system inspections + user reporting" to strengthen the actions against uncivilized enterprise users. After the incident, we publicly disclosed the involved recruitment enterprises and informed them of their violations. We also established an information-sharing mechanism with enterprise users to prevent further misconduct afterward. Additionally, we addressed issues such as false base salaries, implicit discrimination, privacy infringements and other problems in accordance with relevant management standards, further strengthening the regulation of enterprise users' conduct.



Disclose and report violations of recruitment enterprises involved in sexual harassment

Remove positions involving implicit discrimination

Guide polite communication

Key industries must define jobs' basic salary range

Severely punish any suspected privacy infringement

Add autonomous encryption to resume information

KANZHUN Regulation Measures of "Communication in Good Manners"

# IV. OPTIMIZING PRODUCTS AND SERVICES

- **"Protection of Key Employment Groups" Special Campaign:** The Company persistently strengthens the protection efforts for relatively vulnerable groups, such as blue-collar workers, college students, and females, by conducting a special campaign named "Protection of Key Employment Groups." In collaboration with enterprises and institutions in related industries, we enhance the verification of recruiting companies' qualifications through our dedicated security auditing model. For severe violations involving suspected false recruitment and charges, we carry out periodic reviews and rectifications. This leads to the rectification of prevalent issues in sectors like the manufacturing industry, urban service industry, and the flexible labor market, such as unqualified intermediary agents, false recruitment, and unreasonable charges, thereby protecting the key employment groups.



Special campaigns in six industries including food delivery ridesharing services and others

"Hailuo Project" – ensuring the authenticity of blue-collar positions

Protection for female job-seekers

Special protection for students

Protection of Key Employment Groups

- **Protection of Minors**: The Company views the protection of minors as paramount and explicitly prohibits the hiring of child labor or the recruitment of minors for high-risk jobs in violation of laws and regulations, as stated in the *Recruitment Conduct Management Standards* and other policies. Users must confirm and agree to the age requirements set forth in the *User Agreement* before applying for BOSS Zhipin services. This agreement stipulates that users must be at least 16 years of age at the time of registration and during the use of service provided by BOSS Zhipin, with the purpose of recruitment and job seeking. BOSS Zhipin prohibits enterprise users from recruiting employees under 16 years old. If any illegal activity is discovered, the enterprise's job postings will be unapproved or banned, and the enterprise user account may be frozen temporarily or permanently.

- **Governance of Job-Seeking Harassment**: To address the sexual harassment in job seeking, BOSS Zhipin takes comprehensive measures, including platform supervision and legal sanctions, to create a safe environment for job-seeking and recruitment. We have clearly defined four categories of sexual harassment behaviors as "high-risk zones." Once enterprise users engage in such behaviors, we will detect, intercept, and handle them in a timely manner according to the law. Additionally, we will publicly disclose the enterprise users and typical companies that have been penalized. Apart from facing platform penalties, the involved enterprise users may also be held accountable by relevant regulatory authorities.

## (VI) CYBERSECURITY AND PRIVACY PROTECTION

We strictly comply with the *Cybersecurity Law of the People's Republic of China*, the *Data Security Law of the People's Republic of China*, the *Personal Information Protection Law of the People's Republic of China*, the *Administrative Measures for Internet Information Services*, the *Emergency Plan for Cybersecurity Incidents on the Public Internet*, and other relevant laws and regulations on cybersecurity and data security in the locations where we operate. We continuously improve our security management system and construct an efficient and standardized framework for cybersecurity and privacy protection. We have also established internal policies related to cybersecurity, privacy protection management, emergency response, training, and audit. These policies clearly outline security objectives and strategic directions

# IV. OPTIMIZING PRODUCTS AND SERVICES

to ensure that data management is compliant and controllable. In addition, we consistently bolster our cybersecurity protection from multiple dimensions, including security technology, audit monitoring, and emergency management. We have also improved user privacy protection throughout the data lifecycle and all stages of products, thus building a scientific, efficient and sustainable cybersecurity and privacy protection system.

1.  **Security Management Structure**

    The Company has established a security management framework comprised of decision-making, supervision, management, and execution levels. Guided by the Company's strategic objectives, this framework ensures the coordination of network and information security-related work from top to bottom. The Board of Directors prioritizes information security and privacy protection and takes an active role in strategic planning, reviews, and major decision-making in this regard.

    The Security Leadership Team is the highest decision-making and supervisory unit of the Company's cybersecurity and information security framework, which is chaired by the Chairman of the Board and CEO, with other senior management serving as members, and is responsible for leading and decision-making on major cybersecurity and information security matters, as well as supervising and managing the work of the management unit and the execution unit. Under the Security Leadership Team, there are six special working teams, which jointly promote the implementation of security management and risk governance through a cooperative working mechanism. The Company hosts weekly privacy and security meeting and reports key conclusions to the Chairman of the Board.

| Decision-Making and Supervisory Units | | Responsible Person | Responsibilities |
|---|---|---|---|
| **Security Leadership Team**<br>Chairman of the Board as group leader | **Data Security Working Team** | Chief Technology Officer (CTO) | Responsible for organizing compliance with laws and regulations related to data security, improving data classification and protection strategies, and conducting data life cycle security management and monitoring |
| | **Personal Information Protection Working Team** | Vice President of Technology | Responsible for organizing the development and implementation of personal information protection strategies, and undertaking communication and feedback with relevant authorities and users |
| | **Cybersecurity Working Team** | Chief Technology Officer (CTO) | Responsible for organizing cybersecurity overall plans, improving the cybersecurity technology protection system, and implementing the cybersecurity protection strategy |
| | **Algorithm Ethics Working Team** | Chief Technology Officer (CTO) | Responsible for organizing the optimization of algorithm strategy rules, evaluating algorithm effects, and assessing algorithm results |
| | **Cybersecurity and Information Security Emergency Response Working Team** | Senior Vice President | Responsible for improving the emergency response mechanism and organizing the emergency response and reporting |
| | **Platform and Content Security Committee**<br>(With Platform Security Working Team and Content Security Working Team thereunder) | Chief Marketing Officer (CMO)<br>Rotating Director of User Security Department | Responsible for ensuring the security of the job searching and recruitment processes for platform users and maintaining a good ecology for information content on the platform |

# IV. OPTIMIZING PRODUCTS AND SERVICES

2.  **Cybersecurity Management**

To create a secure corporate network environment and foster a robust network ecosystem, we have developed a cybersecurity guarantee system that covers cybersecurity policies, technologies, emergency response mechanisms, supplier qualification review, and employee training, which protects the data and information security of the Company in all aspects. Furthermore, we conduct regular internal and external audits to assess the effectiveness of our security measures.

*(1) Security Management System*

We have created and implemented a series of comprehensive and rigorous internal policies and measures governing the full lifecycle of cybersecurity and data processing activities for all our product lines. These policies and measures are regularly reviewed and improved in accordance with changes in laws, regulations and regulatory requirements to ensure their continued applicability, thereby safeguarding the security of our users. To strengthen cybersecurity management, we have developed the *General Policy of Information Security Management System*, the *Employee Security Management Measures*, the *IT Supplier Management Method*, the *Cybersecurity and Information Security Emergency Response Plan*, and the *Data Security Audit Management Method*. These policies aim to clarify information security objectives and organizational structure, improve cybersecurity management, and promote security awareness and safe behavior among our employees. To enhance our cybersecurity technologies, we have developed a suite of security management policies and systems to address cybersecurity, system security, application security, security patches, anti-virus programs and secure development, among other aspects. These policies further clarify the security strategies to be followed by our network, hosts, application systems and database systems, thus standardizing our cybersecurity technologies and security operations.

The Company maintains a "zero tolerance" approach toward any security violations. In 2024, the Company updated the *Office Security Code of Conduct*. On the basis of the existing system requirements, it further refined the employees' responsibilities for safe office work, and explicitly required that employees are prohibited from violating regulations to access, tamper with, store, delete or send out company data, as well as prohibited from clicking on unknown external emails, damaging the company's internal network and systems, etc., to ensure the safety and stability of the office environment. In addition, the company has established *the Rewards and Labor Discipline Regulations*, which clearly define the punishment requirements for different levels of violations.

*(2) Cybersecurity Technologies*

We continue to optimize our cybersecurity technologies by implementing defense measures at multiple levels, including applications, networks, hosts, terminals, and codes. This helps to establish a multi-layered defense cybersecurity technology system, ensuring the secure operation of data and the stable running of systems. By leveraging the one-stop basic security management platform, the "Shield," the Company achieves monitoring, auditing, tracking, and handling of security risks, vulnerabilities and compliance risks related to data assets in real time. This comprehensively enhances our security operation capacity and upgrades our basic security protection level to safeguard user data security. Our major cybersecurity technologies include:

*   **Risk Prevention:** We deploy Web Application Firewall (WAF) and perimeter firewalls technologies and utilize anti-DDoS[1] products to effectively defend against attacks at the network and application layers. Additionally, we deploy a Data Loss Prevention (DLP) system, terminal anti-virus software, a self-developed office network access system, and an internet behavior management system to strengthen employee terminal protection and monitoring to prevent data leakage due to any security risks in employee terminals. Furthermore, we deploy a mail security gateway to monitor and filter spam, phishing emails, ransomware emails, and other targeted attacks through email.

---

[1]     DDoS (Distributed Denial of Service) is a type of cyber attack where the attacker uses multiple controlled computers to simultaneously send a large number of requests to a target server. This exhausts the server's resources, rendering it unable to respond to legitimate user requests.

# IV. OPTIMIZING PRODUCTS AND SERVICES

- **Risk Identification:** We deploy a host security management system, a self-developed database audit system and a bastion host to deal with security threats at the host layer. These tolls promptly discover and eliminate any vulnerabilities in the host system and database system and monitor and audit any violations found. In addition, we deploy our self-developed static code analysis platform, self-developed software composition analysis platform and self-developed App privacy compliance detection system to conduct security audits and analysis to identify and eliminate security hazards at the source. Furthermore, we also use a Threat Detection Platform (TDP) and a self-developed Dynamic Application Security Testing (DAST), to enhance threat identification, detection, response, and tracking capabilities.

- **Risk Assessment:** We established the BOSS Security Response Center (BSSRC), a platform dedicated to openly collecting security vulnerabilities from external security developers, which allows us to synchronize and strengthen the platform's security defense capabilities by leveraging external resources. Furthermore, we conduct regular penetration testing, including simulating hacker attacks to identify and remedy cybersecurity vulnerabilities. We also carry out offensive and defensive drills to verify the effectiveness of our security measures, strengthen our ability to assess our own security capabilities, and make targeted improvements to our defenses, thereby reducing the likelihood of being attacked.

### (3) Cybersecurity Audit

We regularly conduct both internal and external assessments and audits for our IT infrastructure and information security management system, ensuring that both internal and external cybersecurity and data security audits are performed at least once a year.

In terms of internal audits, the Company conducts audits annually of compliance with personal information handling activities and the protection of personal information rights, and performs users' personal information security impact assessment on the handling process of their sensitive information as well as on scenarios where users' information is shared, to promptly identify and address potential risks and eliminate potential security hazards. Additionally, the Company conducts annual compliance and risk assessments for our main products' cybersecurity and data security to ensure that internal security operations meet the corresponding security level requirements and that security risks are controllable.

In terms of external audits, we hire professional external audit agencies annually to conduct cybersecurity and data security audits on all our products. These audits include testing and evaluation on our cybersecurity protection measures, data security management capability certifications, personal information protection certifications, and data security risk assessments. This ensures that our security management system complies with industry and regulatory requirements. During the Reporting Period, we conducted a total of 3 external independent information and cybersecurity audits.

### (4) Emergency Management for Security Incidents

We continue to enhance our emergency management measures for security incidents by establishing both proactive and reactive incident response mechanisms to minimize the risks and impacts caused by emergencies. The Company has established an emergency response mechanism for security incidents to improve the entire process management, including preemptive precautions, treatments during incidents, and investigation after incidents. This ensures that sudden security incidents are dealt with in a timely and effective manner, thereby continuously enhancing our overall emergency response capabilities.

# IV. OPTIMIZING PRODUCTS AND SERVICES

- **Preemptive precautions:** We continue to optimize our cybersecurity technologies and proactively conduct phishing drills, and emergency response drills and attack and defense drills for cybersecurity and data security incidents on a regular basis. These efforts aim to comprehensively detect internal and external security risks and flaws, while improving our employees' security awareness and emergency response capabilities. In this way, we ensure that our emergency response team is equipped to promptly detect and appropriately handle any security incidents, minimizing the impact on our users. In 2024, the Company conducted 46 fishing drills, 5 attack and defense drills, and 1 emergency response drill for cybersecurity and data security incidents to continuously improve all employees' security awareness and enhance the skills of those dealing with incidents.

- **Treatments during incidents:** We have established a Cybersecurity and Information Security Emergency Response Working Team, and prepared the *Special Plan for Cybersecurity Incidents* and the *Emergency Plan for Data Security Incidents*. These plans detail operational steps and standardize technical handling procedures for emergency responses in business system failures, cyberattacks, platform content security issues, and data security incidents (e.g., leaks, tampering, loss, misuse, and unauthorized use). We also classify and respond to security incidents based on their severity levels. For high-risk incidents[2], the Company will promptly report to the superior monitoring and supervision authorities. In addition, we specify the process for incident monitoring, response, treatment, and release to ensure that any security incident can be properly treated.

- **Investigation after incidents:** We consistently strengthen our post-incident reviews and experience summary, improve our emergency response plans and protective measures, and properly keep records of incident treatment. After an incident, we promptly analyze the cause, process, and accountability of the incident, assess the incident's impact and related losses, and draw lessons for prevention and emergency response to ensure the implementation of improvement measures. Additionally, the Company continuously evaluates the effectiveness of security measures through annual audits to constantly refine security strategies and handling processes for security incidents.


Monitoring
Treatment
Improvement
Process tracking
Incident monitoring
Response activation
(incident assessment, graded response)
Incident treatment
(fixed loss, stop loss, restore)
Source tracking and evidence obtaining
Summary and analysis (experience
summarization, improvement measures)
Information reporting Information release
Audit and improving
(regular audit, continuous improvement)

KANZHUN Security Incident Response Process

2 Security incidents are classified into four levels: Extremely Severe, Severe, Moderate, and Minor.

# IV. OPTIMIZING PRODUCTS AND SERVICES

### (5) Network Security Audits for IT Suppliers

The Company strictly manages and supervises suppliers' data sources and external data sharing. This helps prevent violations by suppliers and ensures that the key suppliers involved in data sharing and procurement of network equipment, application software, and technical services have sufficient qualifications for information security management, privacy information management and network security management. The Company has developed the *IT Supplier Management Method* to define the introduction process, evaluation criteria, and annual assessment mechanism for IT suppliers. By doing so, we have further standardized data security management, ensuring compliance management of the supply chain.

We conduct network security risk assessments and annual security risk audits for all potential suppliers involved in data interactions. We also carry out due diligence on their data sharing, data contact scope, data processing, data source legitimacy and security capability certifications and qualifications, including but not limited to internet security graded protection filing certificates and reports, ISO 27001 certificates and ISO 27701 certificates, to ensure compliance with corporate regulations. In addition, we sign security agreements with qualified suppliers and require them to comply with corporate policies and fulfill data security protection obligations. For unqualified suppliers, we urge them to remediate and resume our relationship once remediation is completed. If remediation is not completed, we will terminate the partnership to avoid any information security issues caused by such cooperation.

Furthermore, the Company promotes data security awareness among all suppliers and contractors by explicitly stating data security requirements in contracts. The campaigns aim to enhance their understanding of information security, privacy protection and compliance management, and strengthen their risk prevention awareness.

### (6) Network Security Training for Employees

We prioritize cultivating our employees' awareness of network security awareness and have established relevant training and assessment mechanisms to improve our security protection capability, laying a solid foundation for the Company's network security. All employees (including full-time employees and part-time employees) are required to complete the data security-related training courses on the Growth Center learning platform, as well as training and examination on personal information security and compliance. Technical employees are also required to complete courses and exams related to information security and data security. In 2024, the Company issued 36 volumes of security awareness content, which were read over 60,000 times in total, further strengthening employees' security and compliance awareness.

With an eye toward continuous learning and mutual progress, the Company's network security team continues to strive for self-improvement. By the end of 2024, our team members have acquired various information security professional certifications, such as Certified Information Security Professional (CISP) and Offensive Security Certified Professional (OSCP), enriching their knowledge base and enhancing their professional skills for specific positions.

# IV. OPTIMIZING PRODUCTS AND SERVICES

3.  **User Privacy Protection**

    We regard user privacy protection as our top priority and continue to improve our user privacy protection system by integrating privacy security into the risk and compliance management framework. As such, the Company has established a Personal Information Protection Working Team, which consists of representatives from departments such as government affairs, legal affairs, product, R&D, security and compliance. The Working Team is responsible for developing privacy protection strategies, assessing privacy protection risks, and promoting the implementation of privacy protection practices. We have also established a privacy protection compliance management system that considers the product and data protection lifecycle to protect users' rights and interests in data and privacy.

    *(1) Privacy Protection Policy*

    The Company has established a comprehensive privacy protection system, and continuously optimizes user personal information security and compliance management. In 2024, the Company updated privacy protection policies such as the *Management Regulations on User Personal Information Protection*, and the *Specifications on the Protection of Users' Rights and Interests in Personal Information*. By doing so, the Company refined the timeliness of privacy policy updates and complaint handling mechanisms to further strengthen user rights protection. We have formulated the *Implementation Guidelines on Personal Information Security Impact Assessment* to clarify the assessment's methodologies, priorities, and processes, guiding and standardizing the assessment processes to ensure the quality of the assessment results. Additionally, in 2024, new requirements for personal information protection in AI application scenarios were included into the policies. This ensures data collection and usage adhere to the principle of minimum necessity, thereby mitigating privacy and security risks in the field of AI.

    Regarding data security management, in our updated *Data Security Auditing Management Methods*, we have strengthened management standards in key aspects, such as data desensitization, supervision and audit of data destruction, classified control over third-party data sharing, approval processes for data modification, frequency of data backup and recovery drills, and data security self-assessment. These enhancements aim to establish a more robust data security protection framework, ensuring the comprehensive safeguarding of user personal information. In addition, the Company has formulated the *Data Classification and Grading Specification* and refined our data classification and grading catalogs based on actual business scenarios for more effective data management.

    The Company places paramount importance on privacy protection in AI development and application. We have formulated the *Generative Algorithm Security Guidelines* and established comprehensive safety protocols across the algorithm lifecycle stages – including training, operation, intervention, and monitoring – to ensure full legal and regulatory compliance throughout AI system design, development, and deployment. A robust risk assessment mechanism has been implemented to identify and mitigate privacy compliance risks prior to launching AI systems and functionalities. Distinct identifiers have been added to AI-powered interfaces to help users recognize machine-generated content. To build trustworthy AI systems, we enforce rigorous testing and training protocols for large language models, while enhancing security filtering of outputs to prevent potential issues including bias, discrimination, privacy breaches, misuse, ethical violations, and value misalignment.

# IV. OPTIMIZING PRODUCTS AND SERVICES

### (2) Protecting the Legal Rights of Users

Users may review the *Privacy Policy* on the Company's website to better understand KANZHUN's methods and policies for collecting, using, storing and protecting user data. We provide users with a clear picture of the Company's collection and use of their personal information, as well as means and instructions to access, rectify, delete and protect personal information, through on-screen pop-ups, authorization pop-ups and other approaches. Users have the right to access, rectify, delete, copy, transfer, and supplement their account information, access history and other personal information, also to change the scope of their authorization, withdraw consent, cancel their accounts, and request an explanation of the rules governing the processing of their personal information.

The Company will only collect and use a user's information in a reasonable manner after obtaining the user's consent. When the purpose, method or type of personal information processing is changed, the user shall be able to decide whether to continue to use the relevant feature through a message prompt or the corresponding administrative page. The user can grant or withdraw consent for specific features at any time via the permission management module. Once the user voluntarily cancels their account, the Company will cease to provide services, complete the account cancellation process within 15 days, and delete the user's personal information or anonymize it in accordance with legal requirements. The user may withdraw their application within 15 days after the operation.

After obtaining the user's consent and obtaining the user's information in a reasonable manner, the Company will further clarify the specific procedures for the user's access, rectification, and deletion of personal information:

- **Right to access:** Users have the right to access personal information that they actively submit or that is generated when they are using the Company's services. They shall also have access to users' basic personal information, identity information, use process information, and equipment information through the *Personal Information List* to learn about the purpose, scenarios, and times of information collection and usage.

- **Right to rectification:** Users have the right to rectify their basic personal information, which can be rectified actively through the corresponding module of the App or by contacting customer service.

- **Right to deletion:** The Company guarantees reasonable deletion requests from users. Users may delete their personal information through the corresponding module of the App or by contacting customer service. Upon receipt of a user's request, the platform will promptly delete the user's personal information or anonymize it in accordance with legal requirements, and we will no longer use personal information in our daily business activities if it is required to be retained by law.

### (3) User Privacy Protection Throughout Data Lifecycle

The Company implements user privacy protection practices throughout the data lifecycle. To this end, we have established and continued to refine the general principles for all processes such as personal information collection, transmission, storage, processing, sharing and destruction, continuously strengthening the protection of personal information.

# IV. OPTIMIZING PRODUCTS AND SERVICES

① **Data Collection**

The Company collects personal information after obtaining the user's consent and in accordance with the principle of minimum necessity. Before collecting any sensitive information, the Company will seek the user's consent again separately.

② **Data Transmission**

The Company has established its *Code on Managing Data Transmission Security* and takes security protection measures in line with industry standards to protect users' personal information. All sensitive personal data is encrypted during transmission to protect information integrity and confidentiality.

③ **Data Storage**

The Company has formulated the *Specification on Security Management of Data Storage System*, the *Guideline on Data Encryption and Decryption* and other policies to regulate the data storage system's access, operation, and auditing processes, and clarify the security strategy for encryption and decryption of sensitive data. These measures prevent security risks such as personal information leakage, unauthorized access, malicious tampering, and data loss. The Company has established a disaster-tolerant backup mechanism by using multiple computer rooms and storing data independently for different business lines to ensure user information security. The Company has also implemented a management system for backup recovery, performed system backup through backup scripts, and regularly conducts data backup recovery drills to ensure normal backup operations.

④ **Data Processing**

The Company has formulated the *Data Import and Export Management Specification*, the *Data Desensitization Specification*, the *Internal Application System Account Privilege Security Management Specification*, the *Log Security Management Methods* and other policies to strictly standardize data processing procedures. We have established a privilege management mechanism for hosts, databases and application systems to clearly define the access control requirements for data carriers, monitor and audit the whole process of account privilege application, approval, assignment, and usage, and strengthen the control over permission handover and revocation during employee resignation and job adjustment. In addition, we have deployed a security log management platform to centrally collect, manage, retrieve, and analyze all types of security logs. Through correlation analysis, this framework identifies internal policy violations, and prevents sensitive data from unauthorized access and usage.

⑤ **Data Sharing**

The Company has established the *Code on Data Sharing Management* to standardize the process of sharing data internally and externally, and committed not to share, transfer, or publicly disclose users' personal information to third parties without authorization in the *Privacy Policy.*

# IV. OPTIMIZING PRODUCTS AND SERVICES

The Company will collaborate with third parties to process customer personal information only under lawful, rightful, necessary, specific, and explicit circumstances, and strictly limit the scope of information to what is essential for the provision of services. In addition, we continuously strengthen protection mechanisms for third parties' use of user data. We implement rigorous security inspection on their software development kits (SDKs) and application programming interfaces (APIs) to ensure data security. Furthermore, the Company enters into strict confidentiality agreements with third parties. The agreements explicitly require them to comply with our guidelines, policies, and other relevant confidentiality and security regulations for proper handling of user personal information.

⑥ **Data Destruction**

The Company has formulated the *Specification on Security Management of Data Storage System*, mandating the storage of users' personal information shall follow the principle of "the shortest time necessary to achieve the purpose of processing." Based on the specification, we promptly delete or anonymize users' personal information that has been canceled or actively deleted to reduce the risk of leakage of users' personal information.

Additionally, the Company strictly regulates supplier data management to ensure secure and compliant data sharing. Suppliers involved in data sharing must adhere to the principle of minimum necessity, and only share business-essential data. In addition, data collection purposes, methods, scope, and usage must be clearly defined in service contracts or cooperation agreements. The Company strictly prohibits suppliers from collecting, using, or retaining non-business-related data, including but not limited to, user personal information or other sensitive data, to maintain data security and compliance.

# IV. OPTIMIZING PRODUCTS AND SERVICES

*(4) User Privacy Protection Throughout Product Lifecycle*

In accordance with the *Method of Managing Software Development Process*, we have implemented measures to control privacy and security risks at various stages, including product design, development, testing and launch, to monitor and identify privacy and security risks in multiple aspects. In 2024, our privacy protection testing covered all of our products and our Software Development Kits.

- During the product design stage, the Company detects and continuously tracks any product compliance risks and analyzes any potential personal privacy information compliance risks in accordance with the *Guideline on Identifying Compliance Risks for Product Functionality Personal Information Protection.* We also use our self-developed "Shield" security platform as an auxiliary tool to eliminate any potential risks from the very beginning.

- During the product development stage, the Company strictly follows the *Security Development Reference* for secure coding, regulating code development behaviors, and reducing product software vulnerabilities and privacy and security risks.

- During the product testing stage, the Company adopts the "Shield" to detect and fix any code vulnerabilities and business logic vulnerabilities. The Company also conducts functional and compliance reviews of our products to ensure that all product versions are able to pass privacy and security audits before being released based on functional availability.

- During the product launch stage, the Company develops static and dynamic Android detection tools in accordance with national and industry security standards, ensuring compliance with regulatory requirements. The Company also regularly engages third-party security agencies to carry out security assessments and strengthen the ability to detect privacy and security risks.

*(5) Privacy Issues Complaints and Handling*

The Company consistently updates the reporting mechanism and has opened comprehensive platform-based complaint channels including government regulatory agencies, exclusive emails for personal privacy protection and complaint hotlines. We have also established a specialized unit to handle complaints and reported events. For complaints involving personal information or privacy security, the complaint handling unit will prepare a handling plan and communicate with the user after consulting with the legal and compliance departments. If the user is not satisfied, the complaint will be escalated to the direct supervisor of the handling unit until the user is satisfied. In 2024, the Company had no user privacy leaks and there were no affected users.

# IV. OPTIMIZING PRODUCTS AND SERVICES

### 4. External Security Certification and Cooperation

We continue to improve our security management system. All our products comply with security management standards, and have obtained security-related certifications. In November 2024, BOSS Zhipin and Dianzhang Zhipin passed the level 3 Certification for classified protection of cybersecurity. This year, the Company renewed the "Personal Information Protection Certification" from the China Cybersecurity Review, Certification and Market Regulation Big Data Center ("CCRC") and the "Data Security Management Capability Certification" from TL Certification Center of the China Academy of Information and Communications Technology ("CAICT"), ensuring our data security management systems remain compliant and effective.


TLC
数据安全管理能力认证证书
Certificate for Data Security Management Capability
北京华品博睿网络技术有限公司
CAICT 中国信通院

Data Security Management Capability Certification


个人信息保护认证证书
证书编号: CCRC-PIP-0004
北京华品博睿网络技术有限公司
GB/T 35273–2020 《信息安全技术 个人信息安全规范》
中国网络安全审查认证和市场监管大数据中心
CCRC
个人信息保护认证证书
证书编号: CCRC-PIP-0004
北京华品博睿网络技术有限公司
中国网络安全审查技术与认证中心
CHINA CYBERSECURITY REVIEW TECHNOLOGY AND CERTIFICATION CENTER

Personal Information Protection Certification

The Company actively communicates and cooperates with external organizations, drawing on their high-quality resources to accelerate the development of our network security system and enhance our security protection capability. The Company now has joined the Information Security Management Working Group (WG7), the Data Security Standards Working Group (WG8) and the Special Working Group for Emerging Technology Security (SWG-ETS) of the National Technical Committee 260 on Cybersecurity of Standardization Administration of China (TC260), and actively participates in the discussion and review of network security-related systems and regulations. In 2024, the Company participated in the pilot programs on Social Responsibility Guidelines for Data Security and Personal Information Protection and Data interface Risk Monitoring (DiRM) organized by the China Cybersecurity Industry Alliance (CCIA). The Company received a two-star rating for data security and personal information protection social responsibility and a one-star rating for data interface risk monitoring.

# IV. OPTIMIZING PRODUCTS AND SERVICES

## (VII) OPTIMIZING USER SERVICES

We emphasize the importance of user services. In this regard, we have developed and implemented the *Customer Service Center Performance Management Method*, the *Customer Service Center Business Process Manual*, the *BOSS Zhipin Punishment Rules for Violations of the Customer Service System*, and other policies and standard operating guidelines. These documents ensure smooth user feedback channels, standardize service procedures, and clearly define responsibilities, enabling effective resolution of user complaints. The Company has also established a customer service center. With a team of over 300 employees as of the end of 2024, the center provided quick response to reported issues and complaints, ensuring high-quality services.

1.  **Complaint Receiving and Handling**

    We fully consider the habits of different users and open up many feedback and complaint channels, such as computer and App feedback, 400 hotlines, internet phones, and emails, to encourage our users to provide real-time feedback and complaints. We will verify and classify user complaints and feedback, and handle them in real time through customer service staff or by reporting them to senior management members for evaluation and resolution. At the same time, our quality inspection department reviews and supervises the entire user complaint handling process to ensure that complaints are handled effectively.

    During the complaint handling process, our customer service team provides timely updates to users at key stages and proactively informs them once a final resolution is reached. After complaints are handled, we conduct verbal, online and SMS-based user satisfaction surveys to continuously improve our service quality. We also assign dedicated personnel to make return visits to key users to learn about and record their user experience. The customer service team prepares a weekly user feedback summary and communicates regularly with the product and R&D departments to leverage user feedback as a basis for optimizing product features.

    This year, the Company made significant progress in addressing user product-related issues through in-depth exploration and innovation. By implementing a collaborative model that combines AI-assisted analysis with parallel interdepartmental coordination, we are able to proactively identify approximately 95% of user issues and offer preemptive solutions. As a result, the resolution efficiency for R&D-related issues improved by approximately 75%, delivering a faster and more seamless problem-solving experience for users.

    **KANZHUN User Complaints and Feedback Channels**

    *   Reporting email: jubao@kanzhun.com

    *   Reporting hotline: 400 065 5799

    *   Direct communication hotline for elders: 400 661 6030

# IV. OPTIMIZING PRODUCTS AND SERVICES


Users establish contact with customer service team through various channels and initiate complaints
The customer service team records users' basic information and detailed requirements
The customer service team is able to handle it directly
The customer service team isn't able to handle it directly
The customer service team will deal with the problem directly in the communication and reply the result to the user
The customer service team reports to the corresponding responsible department through the internal system
Users are invited to evaluate their satisfaction with the service and processing results
The corresponding department assigns special personnel to resolve the problem (response within 2 hours, preliminary results within 1 business day)
Completion of processing
Deliver feedback results and call back the user
Invite users to evaluate service satisfaction
Completion of processing

User Complaint Handling Process

During the Reporting Period, the Company received 99 valid customer service complaints[3]. As of the end of 2024, the Company's customer service team remained consistent in responding to user complaints within 2 hours and completing the handling within 1 business day, despite growth in the number of users. In 2024, the user service satisfaction rate[4] reached 96.18%.

[3] Valid customer-service complaints include reasonable complaints about product functions and service quality, and requests to solve problems or claims.

[4] User service satisfaction = the number of users who rated the service as "satisfied" and "very satisfied"/the total number of users who rated the service* 100%.

# IV. OPTIMIZING PRODUCTS AND SERVICES

2.  **Upgrading Service Experience**

    This year, we launched multi-scenario customer service chatbots to address frequently asked user questions. Users can access services for requests, such as refund, job title/category modifications, via the chatbots, without waiting for human agents. This initiative improves user experience while enhancing customer service efficiency.

    In addition, we have established dedicated customer service teams tailored to different user groups:

    *   For paid enterprise users, we have developed a specialized team to establish a long-term contact mechanism and assigned dedicated personnel to assist them with platform use, job posting specifications and recruitment process skills, providing our users with a smooth and convenient experience.

    *   For our elderly users, we have set up a dedicated phone line to reduce their difficulty in calling in and assigned special personnel to explain and guide them to use our products.

    This year, we received a total of 119 product claims[5] from users. The R&D Product Department reasonably analyzed the claims, helping form a total of 81 product optimization points.

3.  **Training for Customer Service Personnel**

    To better serve our users, we continuously enhance the professional capabilities of our customer service team by offering diversified training through both online and offline channels. We have developed a curriculum of 101 courses for customer service personnel, covering business knowledge, service skills, general competencies, and management training. In addition, priority is given to training focused on user satisfaction knowledge sharing and cross-scenario services, such as "Customer Satisfaction Courses" and "Cross-Scenario SOP Training." Furthermore, we also actively try out new training models. We have launched simulation-based practical training courses such as "Simulation Conversations under High-Frequency Scenario" and "Scenario-Based Ticketing System Drills," replicating real-world service scenarios to accelerate agents' skill mastery and response efficiency.

    This year, we delivered a total of 945 training sessions, covering 12,194 participants.

 

Customer Service Personnel Training

---

[5]     Product claims are mainly the user's claims on the platform interface functions, interface guide text understanding, ease of operation, etc.

# IV. OPTIMIZING PRODUCTS AND SERVICES

## (VIII) INTELLECTUAL PROPERTY MANAGEMENT

The Company attaches great importance to intellectual property management and strictly complies with the *Civil Code of the People's Republic of China*, the *Copyright Law of the People's Republic of China*, the *Patent Law of the People's Republic of China*, the *Anti-monopoly Law of the People's Republic of China*, and relevant laws and regulations of the operating locations. We have also formulated internal management policies such as the *BOSS Zhipin Intellectual Property Protection Rules* and the *Management Rules for Patent Incentives.* This year, we conducted a comprehensive review and optimization of internal intellectual property management processes, and actively implemented registration, recording, application and maintenance. We also performed regular infringement monitoring, and continued to organize training sessions, to comprehensively enhance our intellectual property protection. Several members of the Company's Board of Directors is deeply involved in critical intellectual property compliance issues, making decisions based on business and legal insights.

1. **Intellectual Property Management Structure**

   We have built a framework for the collaborative management of intellectual property by the Law Affairs Center, Administrative Department and Business Department, aiming to conduct a strict intellectual property compliance audit on the Company's operations such as content review, marketing activities and product design.

   • **The Law Affairs Center** is responsible for intellectual property services and management throughout the chain and lifecycle. The Center coordinates the application layout and valuation of intellectual properties such as patents, trademarks, and copyright, and establishes and maintains the enterprise intellectual property asset ledger. The Center also monitors industry intellectual property trends in real-time to build risk alert mechanisms and proactively identify infringement risks. Besides, it dynamically tracks third-party intellectual property applications and market changes, and conducts regular infringement checks.

   • **The Administrative Department** is responsible for managing legal documents and certificates related to intellectual property, including trademark registration certificates, patent certificates, copyright registration certificates and change certificates.

   • **The Business Department** proactively identifies internal potential intellectual property risks and infringements within its operations, identifies contents that may infringe upon others' intellectual property rights in accordance with relevant laws, regulations, and internal management requirements, and takes corresponding measures, such as content deletion and removal. As the platform operator, it also receives and addresses third-party infringement claims in a timely manner, and escalates complex cases to the Law Affairs Center for further handling.

   Additionally, the Company engages independent third-party agents to regularly monitor, and screen suspected intellectual property infringements. After verifying an identified infringement, we will send a Lawyer's Letter to infringing parties and determine whether to file a lawsuit on a case-by-case basis, to protect the Company's intellectual property effectively.

# IV. OPTIMIZING PRODUCTS AND SERVICES

2.  **Intellectual Property Management Measures**

    *(1) Protecting Intellectual Property*

    The Company is committed to protecting its intellectual property. We require employees to sign the *Ownership of Intellectual Property Rights and Confidentiality Agreement* to protect the Company's intellectual property and to enhance their legal awareness and professional ethics. The Law Affairs Center is responsible for executing related protection measures. These include but are not limited to setting up and timely updating our trademark, copyright, and patent registries ledger with maintenance provided by a specially-assigned person; timely communicating trademark application needs to the Business Department; conducting trademark monitoring internally or through entrusted agencies; taking preventive measures against third-party trademarks that copy or imitate the Company's marks, e.g., applying for the cancellation, raising objections, etc. ; registering defensive and joint trademarks; assigning dedicated personnel to regularly track the Company's authorized patents, monitor the validity period, and promptly handle procedures such as patent annuity payment; conducting intellectual property review and assessment in advance during new business expansion, ensuring the intellectual property compliance of major projects.

    When infringements happen, the Law Affairs Center will promptly follow the steps below to take measures to protect intellectual property.

    1.  Timely Response: perform legal investigation and exercise professional judgment;
    2.  Plan Development: define intellectual property protection objectives and develop protection plans accordingly;
    3.  Internal Reporting: submit the report on infringements and the response plan for internal audit;
    4.  Action Implementation: define and implement responses.

    *(2) Respecting the Intellectual Property of Others*

    We protect the Company's intellectual property while respecting the intellectual property of others. We strictly abide by the Company's rules and other compliance processes, following the principle of "search before use" for trademarks to be used to avoid infringement of third-party trademark rights. In addition, we have implemented measures in review systems, cooperation processes, and platform management to strengthen intellectual property protection for rights holders:

    •   **Rigorous Review System:** The Company has established dedicated intellectual property review processes. Before launching new business expansions, advertising campaigns, or other projects, the Legal Affairs Center conducts comprehensive intellectual property reviews for designs and copywriting. The review includes searching for conflicts with third-party intellectual property and assessments of potential infringement risks during implementation.

# IV. OPTIMIZING PRODUCTS AND SERVICES

- **Standardized External Cooperation and Procurement Processes:** In terms of our business cooperation with suppliers and partners, we include intellectual property protection clauses into our contracts and agreements. We explicitly require that the products, technologies, and services provided by our partners do not infringe on third-party intellectual property rights and specify liability for breach of contract. In the procurement phase, we conduct intellectual property reviews of the purchased raw materials, products and software in advance to ensure that the sources of the procured items are legal and compliant.

- **Governance of Counterfeit Brand on the Platform:** The Company regularly screens recruitment enterprises for violations of famous brands, and removes infringing content, preventing infringements at the source. We also provide complaint and report channels, such as telephone and email, for receiving infringement claims from third-party rights holders.

We protect the legitimate rights and interests of third-party rights holders in accordance with standard procedures for complaints and appeals of intellectual property violations or infringements formulated by the Company. Upon receipt of an infringement complaint, we will review the preliminary evidence of infringement provided by the right holder and the right holder's true identity information in accordance with the law, and promptly take necessary measures such as deletion and blocking of the infringing content.

As of December 31, 2024, the Company maintained a total of 1,149 trademarks registered domestically and overseas, 351 patents (including invention patents and design patents), and 251 copyright registrations, including 201 software copyrights.

3. **Intellectual Property Training Sessions**

To strengthen our employees' awareness of intellectual property protection and lay a solid foundation for our business development, the Company actively organizes training sessions in this field. The content includes patent application, the protection of product design intellectual property, and a review of daily operations involving intellectual property rights. This year, we organized two internal training sessions, focusing on key intellectual property compliance cases and business needs, aiming at enhancing the compliance awareness and professional capabilities of our legal team. For the Company's design and public welfare departments, we put significant emphasis on intellectual property protection for design works and promotional materials in our daily work. We also conduct relevant training sessions to guide them on the legitimate use of materials, thereby avoiding infringement caused by the unauthorized use of images, text and fonts.

# IV. OPTIMIZING PRODUCTS AND SERVICES

## (IX) RESPONSIBLE MARKETING

We strictly comply with relevant laws and regulations related to marketing and advertising, including the *Trademark Law of the People's Republic of China*, the *Advertisement Law of the People's Republic of China*, the *Measures for the Administration of Internet Advertising*, and the *Compliance Guidelines for Advertising Practices in Beijing*. To ensure compliance with regulatory, legal, and industry standards, we have established a sound advertising management framework and standardized the review and release processes for marketing content.

This year, in accordance with relevant laws and regulations, the Company updated internal policies on advertising endorsements. Under these policies, we conduct regular and timely reviews of endorsers' qualifications and implement strict monitoring to ensure that endorsers' conduct and advertising content align with social ethics and traditional virtues, building a responsible marketing brand. In 2024, the Company did not engage in any marketing (including advertising) violations or infringements.

### 1. Responsible Marketing Management Structure

The Company has established an advertising and marketing compliance review team comprising the Marketing and Branding Center, Public Affairs Department, Legal Affairs Center and other departments to coordinate marketing management and compliance review, and report directly to the CEO. All departments of the Company act in a coordinated manner to ensure that the Company's advertising and marketing content is legally compliant and that the Company's favorable social image is established and maintained.

| Department | Responsibilities |
| --- | --- |
| Marketing and Branding Center | The Marketing and Branding Center reviews marketing ideas and designs to ensure that the marketing content is in line with the Company's brand positioning and image. The center also participates in the development of marketing strategies for marketing activities to enhance the Company's competitiveness and recognition in the market. |
| Public Affairs Department | The Public Affairs Department is responsible for communicating with government departments, industry associations and other external organizations to understand and communicate relevant marketing policies and regulatory requirements. It is also responsible for conducting social impact assessments on marketing content to ensure that it meets ethical standards. |
| Law Affairs Center | The Legal Affairs Center carries out legal reviews of marketing content to identify legal risks that may arise in marketing activities, ensuring that the content does not infringe on the rights and interests of others or involve illegal or undesirable information, and provides legal support for the Company's advertising and marketing decisions. |

# IV. OPTIMIZING PRODUCTS AND SERVICES

**2.   Regulating the Information Release Process**

The Company attaches great importance to standardizing the process of releasing marketing content, and strictly manages the admission and engagement of marketing suppliers, and the placement on third-party platforms, etc. Through the efficient collaboration of various departments, the Company effectively reduces legal risks and ensures the compliance of marketing content.

| Information Release Process | Regulating Measures |
| --- | --- |
| Marketing supplier admission and engagement | • Marketing supplier reviewing session: the Legal Affairs Center and the Purchasing Department review the compliance of marketing supplier qualifications and contractual capacity. |
| | • Marketing creative designing session: the Public Relations Department, Government Relations Department and Legal Affairs Center review the legality and compliance of marketing content across different dimensions. |
| | • Marketing contract signing session: the Legal Affairs Center reviews the legal risks of advertising contracts and clarifies the service behavior requirements for suppliers. This process establishes a comprehensive end-to-end management system covering supplier selection, content production and placement execution. |
| Advertising placement on third-party platforms | • Compliance management for advertising placement: The Legal Affairs Center checks on business lines (e.g., product development, creative design and marketing) from various perspectives to strictly prevent advertising and service promotion compliance risks. The Company provides related legal, authentic, and effective proof materials or a letter of commitment as required by regulators and advertising platforms. An advertisement can only be released after being approved by regulators and advertising platforms; |
| | • Endorser advertising behavior review and management: This year, the Company comprehensively upgraded the advertising endorsement contract templates and established a sound guarantee mechanism for endorser performance. This includes explicit contractual requirements for endorsers to maintain documented product usage to ensure the authenticity and credibility of endorsements. In addition, the Company strengthened the ethics compliance system. We refined detailed code of conduct clauses in contracts to comprehensively regulate endorsers' conduct, thereby achieving refined and strict management of marketing plans. |

# IV. OPTIMIZING PRODUCTS AND SERVICES

3. **Enhancing Advertising Content Review**

   The Company clearly requires enterprise users to comply with the *Recruitment Conduct Management Standards*. This policy specifies that posting advertising content with a marketing nature is prohibited, and compliance audits are required for the job postings and corporate profiles posted by enterprise users. Currently, our advertising content review system covers all of content posted by enterprise users, with a focus on reviewing content with high display and exposure frequency. In addition, we continuously refine our text filtering system to screen and identify illegal and non-compliant vocabulary. Through a combination of machine recognition and manual review, we strictly control published content. For enterprise users in key industries, the Company integrates AI-powered tools for content review to ensure the legitimacy and compliance of published content.

4. **Responsible Marketing Training**

   This year, to enhance the risk compliance awareness of personnel in charge of legal affairs during advertising review, the Company's Legal Affairs Center organized a series of training sessions on new advertising laws and regulations. Such training covered key laws and regulations such as the *Guidelines on the Law Enforcement Relating to the Identifiability of Internet Advertisements*, the *Law of the People's Republic of China on the Protection of Minors*, and the *Law of the People's Republic of China on the Protection of Consumer Rights and Interests*. Through these training sessions, we ensure that the Company's advertising campaigns always comply with the legal and regulatory requirements in the emerging media environment. Meanwhile, the Legal Affairs Center also regularly analyzes and assesses advertising compliance issues in daily operations. Once marketing practices with legal risks are identified, business departments will be notified immediately, with practical solutions provided to effectively prevent and address potential legal risks.

# Growing with Employees

# V. GROWING WITH EMPLOYEES

The Company strictly complies with the *Labor Law of the People's Republic of China*, the *Labor Contract Law of the People's Republic of China*, the *Employment Promotion Law of the People's Republic of China*, the *Social Insurance Law of the People's Republic of China*, and other laws and regulations concerning employee employment in the locations where it operates, effectively safeguarding the rights and interests of its employees. We continue to improve our internal management systems and clarify the criteria and processes for employee recruitment, promotion, and performance appraisal. We are committed to optimizing talent recruitment and retention mechanisms and enriching our employee training system. Besides, we prioritize employees' physical and mental health, provide employees with fair, open, and inclusive career development opportunities, and work together with employees to achieve long-term mutual development.

## (I)  PROTECTING EMPLOYEES' RIGHTS AND INTERESTS

The Company adheres to the internationally recognized human rights policy outlined in the United Nations' *Universal Declaration of Human Rights*. We firmly oppose workplace discrimination, as well as any forms of verbal abuse, sexual harassment, non-sexual harassment, intimidation, and other improper behaviors. We adopt a "zero tolerance" attitude towards all human rights violations. By improving internal systems and mechanisms, we make efforts to safeguard the rights and interests of employees. Such efforts aim to build an inclusive corporate culture, continuously enhance the fairness and safety of the workplace, and create a diverse and equal working atmosphere for all employees.

The Company has issued the *Statement Against Workplace Discrimination and Workplace Sexual Harassment* and the *Kanzhun Group's System for Preventing Workplace Sexual Harassment*. Such policies clarify the reporting, investigation, and punishment measures for workplace sexual harassment, as well as the protection measures provided to whistleblowers. If employees encounter or witness harassment, we provide multiple means to report anonymously or openly to an immediate supervisor or other management. Once the incident is verified, disciplinary action will be taken against the offender and appropriate remedial action will be promptly provided to the affected parties to ensure that all employees are treated fairly and equitably. We regularly conduct anti-discrimination and anti-harassment training for all our employees and actively carry out anti-sexual harassment publicity in the workplace to enhance employees' self-protection awareness.

The Company strictly complies with applicable labor and human rights regulations, including the *Law of the People's Republic of China on the Protection of Rights and Interests of Women*, the *Law of the People's Republic of China on Protection of Minors*, and the *Provisions on Prohibition of Child Labor*. We have established and issued internal policies such as the *Background Check Management System of Kanzhun Limited*, and conduct an annual internal review of our protection of labor rights and interests. We comprehensively evaluate the Company's performance in complying with human rights regulations, and promptly follow up on the implementation of corrective measures by the responsible departments after the review process is completed. If a violation is found, we will take disciplinary actions against the violator based on the *Disciplinary Rules for Labor Practices* and provide appropriate remedial measures to the affected parties to ensure that employees are treated fairly and equitably. If child labor is discovered, we immediately stop the child's work, report to the local authorities and implement remedial plans.

# V. GROWING WITH EMPLOYEES

**Statement Against Workplace Discrimination and Sexual Harassment**

Employment equality is one of the basic rights enjoyed by workers according to the law. And workers shall not be discriminated against because of any unreasonable factors such as nationality, race, gender, religion, age, disease, geography, disability, or marital status. The Company is committed to providing a comfortable, equal, and safe workplace for employees, and hereby solemnly declares that:

• **The Company opposes recruitment discrimination.**

  The Company ensures that during the recruitment process, including job postings, interviews and hiring, applicants are not treated unfairly or differently based on factors unrelated to employment.

• **The Company opposes workplace discrimination.**

  The Company does not treat any employee unfairly or differently due to any factors unrelated to work in scenarios such as task assignment, evaluation for transfer to full-time employee, performance appraisal or benefits and compensation. Under special circumstances, the Company shall provide eligible employees with labor protection benefits meeting or exceeding statutory standards.

• **The Company opposes workplace sexual harassment.**

  The Company opposes any form of workplace sexual harassment whether through speech, texts, images, physical acts, or any other means. This includes any disrespectful behavior towards others.

# V. GROWING WITH EMPLOYEES

## (II)  TALENT DEVELOPMENT STRATEGY

The Company considers business development needs and strategic direction in talent planning for key departments and has formulated a talent strategy accordingly. We analyze the Company's internal and external talent situation and identify gaps in our current talent pool. Based on the analysis results, we formulate an implementation plan for human resource allocation in line with the Company's development needs. The plan clarifies post establishment standards, talent promotion mechanisms, talent training plans, talent incentive strategies, etc. By doing so, we ensure the dynamic alignment of the Company's talent pool with business strategies.



| Talent Strategy | Talent Assessment | Inventory result | Tactical landing |
|---|---|---|---|
| • Formulate the Company's long-term talent development strategy blueprint<br><br>• Identify key competencies and positions needed for the Company's growth | • Analyze the external talent market supply<br><br>• Sort out and assess the internal staff composition, staff performance, values, growth and other dimensions, evaluate the status of internal talent | • Develop human resources strategy<br><br>• Develop long-term HR planning and training programs | • Selection: Talent recruitment<br><br>• Utilization: Talent promotion<br><br>• Education: Talent training<br><br>• Retention: Talent incentives |

KANZHUN's Talent Planning Process

### 1.  Selection: Attracting High-Quality Talents

We have established a series of policies such as the *Recruitment Workbook*, the *Job Description Release Specification*, and the *External Talent Supply Management System*. By training professional recruiters and regularly reviewing our recruitment activities, we ensure compliance and transparency throughout the recruitment process for all-round control. During the recruitment process, the Company clearly requires and verifies the authenticity of new employee information. We strictly comply with the *Background Check Management System of Kanzhun Limited*. Before employees onboard, we verify their identities and ages after obtaining their authorization in accordance with the law to avoid child labor at source. We fully respect the will of employees, and have established a system to safeguard their labor rights and interests. On the basis of voluntary employment, we clarify standard working hours with employees through written contracts to systematically prevent forced labor.

Guided by our human resource strategies and the strategic blueprint for talent development, we implement a target-oriented talent recruitment plan. Supported by the plan, we make concrete efforts to introduce high-quality talents that meet the Company's business development needs through social recruitment and campus recruitment channels. We also continue to optimize the *Internal Referral Management System* to facilitate internal referral, improve the incentive mechanism for internal talent promotion, and strengthen the construction of internal talent pipeline. We keep refining talent allocation and expanding talent selection channels by converting interns into full-time employees, encouraging internal staff transfers and other means, injecting vitality into the organizational development.

# V. GROWING WITH EMPLOYEES

- **Social recruitment:** According to different business needs, we assemble recruitment project teams composed of the Human Resources Department, business departments, and other relevant departments. These recruitment project teams analyze our recruitment needs based on actual business requirements, define the ideal talent profile, and enhance the alignment of positions and talents.

- **Campus recruitment:** We have launched a series of recruitment campaigns for outstanding graduates worldwide. The Company organized the "Exciting Autumn Recruitment Campaign" to provide a direct channel for college recruitment and internship opportunities for top-performing candidates. During the "Campus Recruitment 2025" campaign, the Company cooperated with overseas colleges and universities to organize online publicity activities. We also launched the "Campus Ambassador" program to reach more candidates through direct interactions with students. Meanwhile, by virtue of digital tools, we improved the interview process, enhancing the interview experience of candidates.

- **Management trainee recruitment:** We have launched the management trainee program, covering various business and functional areas, aiming at nurturing and retaining exceptional talents for the Company.

- **Internship program:** We have initiated internship programs for outstanding college students globally, providing opportunities for top performers to officially join the Company. Aligned with the Company's talent profile, we conduct advanced training during the internship phase and select talent in a targeted manner.

- **Internal transfer:** We have established a mechanism to promote internal talent flow. The mechanism encourages internal transfers and talent mobility, supporting employees in exploring more suitable career orientations and development directions. Upon publication of job requirements by the Company's Human Resources Department on the internal platform, employees can voluntarily apply for job transfers based on job requirements. This not only expands development opportunities for employees but also revitalizes the Company's internal talent pool, strengthens talent flow and accommodates business needs by aligning job positions.

We attract different types of high-quality talents in research and development, management, sales, and other positions through various methods to enrich the Company's talent resources.

| Recruitment Targets | Recruitment Objectives | Recruitment Channels |
| --- | --- | --- |
| R&D talents | Recruit professionals in the fields of AI, deep learning, recommendation algorithms, etc. to continuously promote the innovation and development of the Company's technology. | Intern Conversion<br>Campus Recruitment<br>Social Recruitment |
| Management talents | Strengthen the talent pool and improve the adaptability of talents and positions to support the Company's strategic development and business goals. | Management Trainee Program<br>Social Recruitment |
| Sales talents | Build an experienced sales team from diverse backgrounds to further expand our business. | Intern Conversion<br>Campus Recruitment<br>Social Recruitment |

# V. GROWING WITH EMPLOYEES

By the end of 2024, the composition of the Company's employees[6] is as follows:

| Employment Indicators | | Unit | 2024 |
|---|---|---|---|
| Total number of employees | | person | 5,122 |
| Number of employees by employment type | Number of full-time employees | person | 5,042 |
| | Number of part-time employees[7] | person | 80 |
| Number of full-time employees by gender | Male | person | 2,608 |
| | Female | person | 2,434 |
| Number of full-time employees by age group | 30 and below | person | 3,805 |
| | 31 to 50 | person | 1,231 |
| | 51 and above | person | 6 |
| Number of full-time employees by ethnicity | Ethnic minorities | person | 324 |
| | Non-ethnic minorities | person | 4,718 |
| Number of full-time employees by geographic region | Chinese mainland | person | 5,028 |
| | Hong Kong, Macao and Taiwan regions of China | person | 11 |
| | Overseas (Regions outside the territory of Mainland China, Hong Kong, Macao and Taiwan) | person | 3 |

| New Employment Indicators | | Unit | 2024 |
|---|---|---|---|
| Total number of new employees | | person | 1,604 |
| Number of new employees by gender | Male | person | 709 |
| | Female | person | 895 |
| Number of new employees by age group | 30 and below | person | 1,537 |
| | 31 to 50 | person | 62 |
| | 51 and above | person | 5 |
| Number of new employees by ethnicity | Ethnic minorities | person | 124 |
| | Non-ethnic minorities | person | 1,480 |

---

[6]     As the 2024 newly acquired subsidiary is undergoing personnel integration during the reporting period, the report's employee-related metrics do not currently include their employees.

[7]     Part-time employees include consultants and interns.

# V. GROWING WITH EMPLOYEES

By the end of 2024, the employee diversity indicators are as follows:

| Employee Diversity[8] Indicators | | Unit | 2024 |
|---|---|---|---|
| Percentage of female employees | | % | 48.27 |
| Percentage of female employees in all managerial positions | | % | 41.66 |
| Percentage of female employees by management level | Percentage of female employees in junior managerial positions[9] | % | 42.60 |
| | Percentage of female employees in middle managerial positions[10] | % | 38.10 |
| | Percentage of female employees in senior managerial positions[11] | % | 8.33 |
| Percentage of female employees in managerial positions in sales and marketing departments | | % | 44.14 |
| Percentage of female employees in the R&D department | | % | 23.20 |
| Percentage of ethnic minorities | | % | 6.43 |
| Percentage of ethnic minorities in all managerial positions | | % | 5.97 |
| Percentage of employees with disabilities | | % | 0.97 |

2. **Utilization: Optimizing the Match of People and Posts**

The Company continues to improve the employee promotion system, provide employees with a clear career development path, and nurture employees' potential. We appraise employee performance through a variety of means, accurately evaluating employees' performance to provide a basis for adjustment in positions.

*(1) Employee Promotion*

The Company has formulated and disclosed the *Probationary Period Management System* and the *Trainee Period Management System* to ensure openness and transparency in employee promotion standards and processes. We have established a ranking system tailored to the Company's development needs, and set up "management" and "professional" dual development channels. Employees can choose or change career development paths according to their personal willingness and competence to better broaden career vision. Within the professional channel, we organize sequences for technology, product, design, sales, marketing, and other professional and administrative functions. We refine promotion criteria and ability standards for employees in different sequences, paving the way for various professional development pathways. In this way, we motivate our employees to continuously improve their abilities, build skills in the field that suits them, attain personal and professional development, and contribute to the overall progress of the organization.

---

[8]    Employee diversity indicators only include full-time employees.

[9]    Junior management refers to business unit team leaders, sales team leaders and directors.

[10]    Middle management refers to the heads of a business unit.

[11]    Senior management refers to senior executives, directors, and vice presidents.

# V. GROWING WITH EMPLOYEES



KANZHUN Employee Career Development Channels

The Company has set up a professional management committee for each professional sequence. The committee conducts fair, just, and open evaluation of all employees' work performance and professional skills annually, provides employees with feedback and determines their professional rank. This process aims to recognize employees' professional abilities, encourage their ongoing improvement, and provide them with professional development guidance, empowering their development in a targeted way and offering tailored guidance to support employees' career development and professional growth.

To broaden employee's career development opportunities and better align with the Company's development and employment needs, the Company has also formulated the *Internal Transfer Rules* to facilitate internal transfer opportunities for capable and willing employees. We encourage employees to apply for internal transfers on their own initiative to fully realize their potential and invigorate our internal talent pool.

Furthermore, the Company continues to implement talent succession plans, encouraging the internal selection of the Company officers to build a management talent pool for long-term and stable business development. We repeatedly provide all employees with opportunities to compete for management positions, identifying and evaluating outstanding talents with leadership potential aligned with the Company's value and providing them with promotion opportunities for management roles. All employees can voluntarily sign up to participate in contests for management positions, facilitating their comprehensive personal and professional growth.

# V. GROWING WITH EMPLOYEES

### *(2) Employee Performance Appraisal*

The Company has formulated the *Performance Management System* and the *Rules for Evaluation during the Trainee Period* to continuously evaluate employees' performance and provide timely feedback. Meanwhile, we have also established an online performance management platform where employees can independently view their appraisal results and scores across various appraisal indicators. This enhances appraisal transparency, and helps employees continuously improve their work performance through feedback, forming an efficient performance evaluation cycle. The online platform also helps to retain and track performance data, enabling convenient and efficient performance evaluations. This year, we continued to conduct performance evaluations for all employees through agile conversation[12], 360-degree evaluations, team performance evaluations, and objective and key results evaluations, covering 100% of employees.

- **Daily evaluation:** With the various characteristics of the various departments and positions in mind, we conduct performance management and daily evaluation for all employees in flexible and diverse formats. For the sales and customer service departments, the Company adopts monthly and quarterly key performance indicators (KPIs) assessment methods. Managers work closely with employees to set key performance indicators, scoring employee performance according to the completion of these indicators at the end of the month and quarter, which informs the level of performance pay. For the production, research and function departments, the Company adopts the objectives and key results (OKR) management method. At the beginning of the year, managers meet with employees to determine their annual goals and key objectives, breaking down these annual goals into quarterly and monthly targets. Regular reviews of goals are conducted through ongoing communication, providing timely feedback and counseling to employees to address problems encountered during the process. With these efforts, we support employees to achieve their established goals.

- **Mid-year evaluation:** The Company carries out mid-year performance evaluations for employees in non-sales departments by adopting a 360-degree evaluation method to periodically review employees' outputs. This helps them identify improvements and optimize their work performance. We link the results of the mid-year performance evaluation to the results of the annual evaluation to encourage employees to keep delivering value.

- **Annual evaluation:** At the end of each year, the Company conducts annual performance evaluations to comprehensively assess the performance of employees across the two dimensions of performance and values. We adopt a 360-degree evaluation method where the employee's immediate supervisor fully considers the evaluation of the employee, collaborators, and subordinates, and conducts a comprehensive assessment of the employee's performance achievements and adherence to the Company. The evaluation results, as an important basis for performance feedback, will help employees continuously optimize their personal performance. At the same time, we assess the overall performance of the team to promote collaborative growth. This year, all employees underwent an annual evaluation. During the year, the 360-degree evaluation and ranking assessment mechanism for employees at the same level covered 100% of the Company's full-time employees.

**Intern and trainee evaluation:** For probationary and trainee employees, the management will discuss and set phased work objectives with them according to the job requirements and team tasks. These objectives serve as their assessment criteria for conversion to full-time employees. At the end of the employee evaluation period,

---

[12]     Agile conversation refers to a non-structural approach to manage employee performance and development throughout the year.

# V. GROWING WITH EMPLOYEES

the Company's performance management system will automatically generate an evaluation summary. And managers can review the work results of the employees according to the summary's content, completing the evaluation tasks scientifically and efficiently. This year, the performance evaluation system covered 100% of the Company's probationary and trainee employees.

3.  **Education: Supporting Talent Development**

Aligned with our own and the prevailing social talent development strategies, the Company continues to foster employees' long-term career development. While meeting employees' needs in improving their own capabilities, we strive to create fertile ground for talent development, build a cohesive development framework, and continuously provide high-quality talents for the Company's development. We continue to improve the training management mechanism and have constructed a talent training system that integrates the "curriculum system", "internal trainer system", "learning platform", and "platform operation". This helps improve the quality of online and offline learning resources, forming a tiered training system that progresses from basic skills acquisition to advanced expertise mastery. We support employees to improve their professional skills and competitiveness, achieving common growth of employees and the Company.

---

**KANZHUN Talent Training System**

"**Curriculum system**": Tailored to the diverse knowledge, ability, and quality requirements for different stages of employment, we have established four major curriculum systems: culture, business, general, and management.

"**Internal trainer system**": This serves as an effective means to accumulate and disseminate professional knowledge within the Company. Certified full-time employees of each business department are seen as internal trainers. They are responsible for developing and delivering professional courses within their respective departments based on business development needs.

"**Learning platform**": A self-developed online learning platform that caters to internal employees. It provides courses, via document and video formats, to meet employees' learning needs, and it offers exams to assess learning outcomes.

"**Platform operation**": As the operator of the learning platform, the Company's learning and development team is responsible for enhancing the platform's functions, maintaining the online courses, keeping an inventory of courses to ensure the effectiveness of the courses, compiling statistics of learning data, and organizing online learning activities.

---

The Company offers personalized and customized exclusive training plans for new employees, current employees, and managers. Furthermore, we have formulated the *BZL Talent Training System Course Management System (For Trial Implementation)*, the *General Force Training Demand Project Requirements (For Trial Implementation)*, the *Talent Training System Course Inventory Rules*, and the *Internal Lecturer Management System*. These policies emphasize a "people-oriented" education approach, fostering knowledge dissemination with institutionalized management. By doing so, we ensure accurate alignment of learning contents with business needs, helping employees achieve substantial growth in vocational skills and professional insights.

# V. GROWING WITH EMPLOYEES


Indicators
Training System
Classic Program
Leadership Program
Frontline Management Training
Middle & Senior Management Training
General Skills Training - Advanced
Management Charging Stations
Internal Trainer Certification Program
Interviewer Certification Program
Foundation Stone Program
Incumbent Employees Program
Experience Sharing Sessions
Training &Certification
Trainings targeting different occupational knowledge and skills
General Skills Training - Intermediate
New Employee Guides Program
New-Hires Program
Experienced-Hires Training
Fresh Graduate Training
General Skills Training - Beginner
The Dandelion Program
The Campus Recruitment Training

KANZHUN Talent Training System

We have built a "4+2" talent training system, focusing on the four aspects of corporate culture, business competency, general competency, and leadership development through a combination of online and offline channels. This flexible and comprehensive learning platform brings full-time and part-time employees a diversified learning experience.

**Four main areas of the training system:**

1. **Corporate culture:** We introduce corporate culture and values to all employees to develop their understanding of the Company's history, code of conduct, and business indicators.

2. **Business competency:** We teach job-related knowledge and skills, and share experience. We develop standardized courses according to job competency requirements, empowering employees across all job sequences to continuously improve their individual business capabilities.

3. **General competency:** Aligned with the Company's approach to talent, we focus on the system's curriculum development and training from five aspects: communication and expression, execution, teamwork, pursuit of excellence, and logical analysis. This aims to comprehensively improve the overall employee competency.

4. **Leadership development:** Through training camps and management skills enhancement activities, we provide management tools while meeting the skills improvement requirements of managers at different levels to shape their leadership qualities.

# V. GROWING WITH EMPLOYEES

> **Two types of teaching channels:**
>
> 1. **Online training:** We have built a self-developed online learning platform and continue to expand our collection of company-level, departmental-level and other public courses. This resource-rich internal course knowledge base encourages employees to learn independently. As of the end of 2024, our learning platform has offered 152 online courses, covering all stages from introductory training to advanced competency improvement.
>
> 2. **Offline training:** We provide employees with face-to-face courses, sharing sessions, concept teaching, hands-on practice and more to holistically boost training effectiveness. KANZHUN's subsidiaries have all set up a dedicated position to deliver training. As of the end of 2024, the Company has launched 331 courses of various types, covering all stages from new employees onboarding to management enhancement.

In addition, the Company actively plans to encourage employees to further their studies. We provide degree courses and professional certification support for employees to help them improve their personal abilities and unlock their potential.

Our systematic approach to talent training uses our various training programs, including the Dandelion Program and the Foundation Stone Program as individual units. These units are arranged progressively to form a comprehensive talent training system that helps new employees quickly integrate into our working environment, current employees polish and improve their business capabilities, and managers improve their management capabilities.

## (1) New Employee Training

The Company pays close attention to new employees' growth and development. Our new employee training programs, such as the "Dandelion Program" and the "Campus Recruitment Training Program," empower new employees to quickly integrate into the Company's working environment at the outset of their employment. In 2024, the Company designed targeted training programs for new recruits from campus, public and sales recruitment channels, covering 2,500 participants.

| The Dandelion Program | • **Target audience:** New employees from public recruitment |
| --- | --- |
| | • **Training content:** The Company's vocational coaches provide training on corporate culture, management standards, business capabilities and other aspects to help new employees adapt to the workplace and quickly grasp their responsibilities. |
| | • **Notable achievements:** In 2024, the Dandelion Program helped a total of 963 new recruits transition to regular positions. |

# V. GROWING WITH EMPLOYEES

| | |
|---|---|
| **Campus Recruitment Training** | • **Target audience:** New employees from campus recruitment |
| | • **Training content:** To discover young talents with high potential, the Company launched a new version of the "Campus Recruitment Training Program" in 2023 to quickly identify young talents who align with the Company's values and can take on independent roles. Under the guidance of professional mentors, these employees complete comprehensive general ability, professional skills, and leadership training, gradually improving their overall capabilities. |
| | • **Notable achievements:** In 2024, the Company conducted three sessions of the Campus Recruits Training Programs. Out of 61 total trainees, 57 successfully transitioned to regular positions. |
| **Sales Bootcamp** | • **Target audience:** New employees in the sales department |
| | • **Training content:** The Company launched the Three Gateways Sales Bootcamp, covering the phases of "entering the industry, entering the Company, and entering the post." The training content includes cultural integration, product knowledge and business skills, systematically teaching essential sales techniques and other professional knowledge through courses, training sessions, games and practical exercises. |
| | • **Notable achievements:** In 2024, we held 18 sales bootcamp sessions, with 1,630 participants. |



Campus Recruitment Training

## (2) Vocational Skills Improvement Training

The Company pays constant attention to the career development of employees. Focusing on specific needs of existing business practices and potential challenges for future development, we strive to provide training resources in a systematic manner. We help employees effectively improve their job competency through intensive job skills training and interdisciplinary knowledge extension courses. In 2024, we helped current employees improve their general and professional skills through training channels such as the Foundation Stone Program, online business training, and sales skills training.

# V. GROWING WITH EMPLOYEES

| | | |
|---|---|---|
| **Foundation Stone Program** | • | **Target audience:** All employees |
| | • | **Training content:** To improve the overall quality of employees and enable them to excel in their positions, the Company implements the "Foundation Stone Program." We have developed a comprehensive course system consisting of 5 categories and 22 courses according to the qualifications required for different positions and levels. Training scenarios include online experiences, offline interaction, case collection, experience studies, experience sharing, team competitions and more, holistically enhancing employees' knowledge and skills. |
| | • | **Notable achievements:** In 2024, a total of 811 employees participated in online and offline general training programs. |
| **Knowledge, Skills, and Quality Improvement Courses** | • | **Target audience:** All employees |
| | • | **Training content:** Hot topics such as advancements in cutting-edge technology, product methodology and industry trends. While helping employees in each sequence to improve their professional capabilities, these courses also effectively promote sharing and communication among employees. |
| | • | **Notable achievements:** As of the end of 2024, a total of 214 business courses have been launched on the Company's learning platform, all of which were developed by the Company's internal trainers and key personnel. During the Reporting Period, 20 new courses were launched, with more than 1,000 employees participating in online learning. |
| **Sales Upskilling Training** | • | **Target audience:** Company-wide sales employees |
| | • | **Training content:** Training sessions are provided to improve sales skills and techniques based on customer characteristics and needs. |
| | • | **Notable achievements:** In 2024, the Company introduced mandatory training modules during the sales onboarding process. Sales employees are required to complete two core courses and pass knowledge assessments between their fourth and sixth month on the job, supplemented by hands-on application to ensure a solid grasp of fundamental sales skills. For those who have reached 12 months of tenure, three advanced courses must be completed and assessed within three months following their one-year anniversary. |

**(3) Successor Development and Management Enhancement Training**

The Company prioritizes the cultivation of employees' management ability and has established a training mechanism for management talent pipeline. We have launched programs such as the "Management Reserve Camp" and the "Management Charging Station" to train potential successors. Employees who express an interest to advance in management positions form the Company's talent reserve pool and participate in these programs accordingly, providing the Company with a stable pipeline of management talents.

# V. GROWING WITH EMPLOYEES

| | |
|---|---|
| **Management Reserve Camp** | • **Target audience:** Potential senior, middle and junior managers<br><br>• **Training content:** We also provide on-the-job practice opportunities for employees who are about to enter management positions and equip them with excellent mentors to help them expand their horizons and exercise their management skills. Management Reserve Camp combines face-to-face classroom instruction and practical learning to train employees in managerial responsibilities, target and performance management, interview and talent assessment, employee motivation and more.<br><br>• **Notable achievements:** In 2024, the camp trained a total of 20 high-quality team members. Thereafter, 16 of them successfully competed for and earned management roles. |
| **Management Charging Stations** | • **Target audience:** Junior managers<br><br>• **Training content:** According to the "three-piece suit" managerial competency model for managers, we provide them with training courses covering such key areas as management responsibilities, target management, performance management, and employee incentives. Such training ensures that their management philosophy is aligned with the Company's strategies and values. In the form of online self-study, offline face-to-face teaching, practical learning, and management consulting, the training helps managers expand their vision, enhance practical skills, and apply what they have learned in practice. This approach continuously optimizes management practices.<br><br>• **Notable achievements:** In 2024, the program trained a total of 49 junior managers, 3 of whom were selected as outstanding students due to excellent performance. |
| **General Skill Online Course** | • **Target audience:** All employees<br><br>• **Training content:** General Skill Online Course is for employees at all levels and in all job sequences. This course covers five aspects: communication and expression, execution skills, teamwork, pursuit of excellence, and logical analysis, comprehensively improving employees' self-leadership capacity as well as their team leadership ability.<br><br>• **Notable achievements:** In 2024, a total of 2,008 participants joined our online courses. |



Management Enhancement Training for Employees

# V. GROWING WITH EMPLOYEES

### (4) Other Training

To further improve employees' training, interviewing and coaching capabilities, the Company has established a comprehensive certification system based on practical experience. This system covers certification for internal trainers, interviewers, and the BOSS Zhipin new employee guides. This initiative promotes synergistic development and improvement of employee competence in internal training, interviewing, and career coaching, holistically empowering their ongoing professional growth.

| | |
|---|---|
| **Internal Trainer Certification** | • **Target audience:** All employees<br><br>• **Training content:** We have enriched our internal trainer training system by developing certification courses and systems that provide internal certification for trainers at different levels and in various fields. This empowers our internal experts to extract, organize and pass on their institutional knowledge.<br><br>• **Notable achievements:** By the end of 2024, the Company has certified a total of 61 internal trainers, including 59 junior internal trainers and 2 intermediate internal trainers. And our internal trainer team had developed 30 courses. In 2024, internal trainers conducted more than 1,545 hours of teaching across 843 offline training sessions, covering 6,969 participants. |
| **Interviewer Certification** | • **Target audience:** All employees<br><br>• **Training content:** Interviewer training is an important means to ensure talent quality within our enterprise. In 2024, we continued enhancing our interviewer training system by releasing an interviewer manual as a reference for interviewers. We also upgraded our online course series based on the Company's operational needs to help interviewers improve their interview skills.<br><br>• **Notable achievements:** In 2024, more than 1,200 participants studied the online video courses for interviewer certification, 70 of whom obtained interviewer certification. This covered a total of 5 professional sequences, providing sufficient personnel and technical support for facilitating initial interviews in various business areas. |
| **BOSS Zhipin New Employee Guides Certification** | • **Target audience:** All employees<br><br>• **Training content:** The new employee guides help new employees integrate into the team and grasp their job responsibilities to quickly achieve their probationary period goals. Our comprehensive onboarding guide training and certification mechanism enhances Guides' theoretical knowledge, practical skills, and workplace coaching abilities.<br><br>• **Notable achievements:** In 2024, 61 trainees obtained the Guide Certification. Furthermore, our Guides helped a total of 93 probationary employees successfully transition to regular positions. |

# V. GROWING WITH EMPLOYEES

This year, the Company's employee training data is as follows:

| Employee Training[13] Indicators | | Unit | 2024 |
|---|---|---|---|
| Average employee training hours | | hour | 45.90 |
| Average training hours of | Senior management | hour | 3.00 |
| employees by | Middle management | hour | 21.90 |
| management level | Junior management | hour | 115.04 |
| | Non-management | hour | 35.06 |
| Average training hours of | Male | hour | 54.45 |
| employees by gender | Female | hour | 36.73 |
| Percentage of employees trained | | % | 100 |
| Percentage of employees trained | Senior management | % | 100 |
| by management level | Middle management | % | 100 |
| | Junior management | % | 100 |
| | Non-management | % | 100 |
| Percentage of employees trained | Male | % | 100 |
| by gender | Female | % | 100 |

4. **Retention: Deepening Talent Retention**

We continuously seek ways to enhance employees' satisfaction and sense of belonging, with the goal of long-term talent retention. As such, we have optimized our salary system to motivate employees and strengthened employee health and safety measures to create a safe working environment. We also engage deeply in employee communication, sincerely listen to their feedback, and organize a variety of group activities to enhance team cohesion.

*(1) Employee Motivation*

The Company has established an incentive system to promote performance improvement and motivate outstanding talents. We share the fruits of enterprise development with employees. Furthermore, we provide diverse benefits and a warm, friendly working atmosphere, effectively boosting employees' happiness and satisfaction.

① *Remuneration and Incentives*

We firmly uphold the concept of equal pay for equal work. For this purpose, we have formulated the *Compensation and Bonus System*, and the *Rewards and Labor Discipline Regulations* to determine fair and competitive salary levels according to employees' rank, position, and personal ability. Incentives and salary increases are based on employees' performance contributions. In addition to basic salaries, we provide employees with year-end bonuses and company-level awards such as the "CEO Commendation Award" and the "Special Contribution Award" to reward employees for their dedication and contribution to the Company and stimulate their enthusiasm for work.

The Company has also established a long-term incentive mechanism, outlined in our latest *Equity Incentive Plan*, to grant equity incentives to all employees who make important contributions to the Company's long-term growth. Please refer to the Company's FY2024 Annual Report for more information.

---

[13] Only full-time employees are included in the statistical scope of employee training indicators.

# V. GROWING WITH EMPLOYEES

② *Employee Benefits*

We provide multifaceted benefits to all employees, and carry out diverse activities to enrich their spare time. With such efforts, we strive to build an inclusive corporate culture and promote value recognition and a sense of belonging among employees. We also offer targeted assistance and care to different workplace cohorts to attract and build a diverse and inclusive workforce.

---

**(1) Basic Benefits**

- **Reasonable leave:** The Company has formulated and implemented the *Leave System* to govern employee leave requests. This policy strengthens our employee welfare system, improving employees' sense of belonging and satisfaction.

- **Supplementary insurance:** We provide full-time employees with the five insurances and one housing fund required by law, as well as supplementary commercial medical insurance.

- **Free medical examinations:** We offer free annual physical checkups for all full-time employees.

- **Care and assistance:** The Company's employee charity foundation provides care and assistance for employees and their families in the event of serious illness, holidays, and other emergencies, helping them get through difficult times with compassion and support.

**(2) Event Celebration**

- **Holiday and birthday activities:** The Company distributes customized gifts and organizes lucky draws for all employees on holidays, birthdays, and work anniversaries to express our gratitude and care.

- **Team building activities:** We organize a variety of activities such as outdoor team-building events, the "Youth Day" event and cooking competitions, helping employees relax and relieving workplace stress.

- **Anniversary activities:** We celebrate employees' work anniversaries and give them gifts according to their length of tenure to thank them for their long-term contributions.

**(3) Targeted Care for Diverse Cohorts**

- **Care for female employees:** We care deeply about female employees' health and provide additional paid menstrual leave. We also offer leave benefits and special allowances for working mothers such as prenatal check-up leave, maternity leave, breastfeeding leave, and parental leave.

- **Care for ethnic minority employees:** We respect the religious beliefs and cultures of employees from ethnic minority groups and provide them with religious holiday leave.

- **Care for veterans:** We actively support veteran employment and make every effort to hire veterans across risk management, quality control, administration, security, and other suitable positions.

---

# V. GROWING WITH EMPLOYEES




Outdoor Team Building for Employees     In-House Cooking Competition

### (2) Employee Health and Safety

The Company, in alignment with the *Law of the People's Republic of China on the Prevention and Control of Occupational Diseases*, the *Fire Protection Law of the People's Republic of China*, the *Law of the People's Republic of China on Work Safety*, and the *Regulation on Work-Related Injury Insurances*, has established a comprehensive *Fire Safety Management System*. We are committed to creating a safe and comfortable working environment, proactively preventing workplace safety incidents, and promoting a positive, healthy, and happy lifestyle.

① *Workplace Safety*

In accordance with relevant laws and regulations on employee health and safety, we have formulated our *Fire Safety Management System* covering all the Company's business lines and employees. We have established a safety team and appointed workplace safety officers in each workplace to oversee and strengthen safety management. We also continue to improve the Company's safety management system based on employee feedback.

The Company regularly identifies and assesses potential occupational health and safety risks within the workplace and develops a prioritized risk control list to effectively safeguard employee health and safety. We provide regular safety training for all employees, covering topics such as fire safety, the use of fire extinguishers, and emergency response, with the aim of strengthening core competencies in risk identification, initial incident handling, and emergency evacuation. In 2024, we carried out fire safety training and workplace safety hazard investigation training for safety officers at our Beijing headquarters to enhance their knowledge, professionalism, and emergency response capabilities.

In 2024, the number of workdays lost due to work-related injury incidents[14] was 712. Other employee health and safety indicators are shown in the table below:

| Health & Safety Indicators | Unit | 2024 | 2023 | 2022 |
|---|---|---|---|---|
| Number of work-related fatalities | person | 0 | 0 | 0 |
| Work-related fatality rate | % | 0 | 0 | 0 |

---

[14] The number of workdays lost due to work-related injury incidents are mainly caused by reasons such as travelling to and from work, falling in the office, and as determined by the local Human Resources and Social Security Bureau.

# V. GROWING WITH EMPLOYEES

② *Employees' Physical and Mental Health*

To protect our employees' health, we have established a nationwide network of gyms totaling 2,000 square meters as well as our People Health Care Center (PHCC), which offers employees tailored health management courses including personal training, group class training, physiotherapy and rehabilitation. These initiatives aim to promote and disseminate health knowledge among employees. In 2024, PHCC organized approximately 6,755 hours of in-person group fitness and team-building sessions, engaging 3,289 employees and delivering a total of 82,584 instances of fitness service sessions. Additionally, PHCC released a total of 48 new media posts related to physical health to employees in 2024, aiming to enhance employees' health awareness through education.

We consistently prioritize our employees' mental health and have established our Psychological Service Care Center (PSCC). Composed of professional counsellors, the PSCC offers high-quality psychosomatic health services to all employees, including individual counseling sessions, management consultancy, customized departmental programs, leadership development courses, experiential group counseling activities, and specialized thematic events. These services aim to enhance employees' capacity for happiness and stimulate their experience of well-being, while also supporting managers and organizational growth to foster the sustained development of the Company. In 2024, the PSCC conducted 57 group counseling sessions reaching approximately 700 participants. Additionally, 103 departmental training sessions were organized, covering around 1,621 participants, and 3 community engagement activities were held, involving approximately 500 individuals.






PSCC Training Programs & Integrated Wellness Spaces

# V. GROWING WITH EMPLOYEES

*(3) Employee Communication*

We place strong emphasis on employee communication and feedback, and are committed to actively listening to employees' voices. We provide accessible human-related grievance and feedback channels, ensure strict confidentiality of complainants and related information, and take necessary measures to protect their personal safety and legal rights. The Company responds promptly to employee concerns, suggestions, and reports, and continuously follows up on resolution processes to ensure that all feedback is addressed effectively and closed with a complete response loop. In 2024, all employee feedback issues received by the Company were properly addressed.

---

**Human Resource-Related Grievance Reporting Procedures for Employees**

- **Coverage:** The Company's complaint and handling process applies to all employees (including regular employees, interns, part-time employees, and contractors). All parties may file complaints regarding labor rights violations and other human resources-related problems.

- **Reporting channels:** All Company employees may file complaints orally, by email, internal App, etc., through the Human Resources Department, the labor union and other channels.

- **Handling procedure:** If employees have any complaints regarding their salary or performance bonus, they can consult or file a complaint with the Human Resources Department by email within 3 working days after receipt of their pay slip. The payroll team will be responsible for handling the correspondence. After the complaint is received, the Company will verify and investigate the complaint in accordance with the *Leave System*, the *Attendance System* and the *Salary and Bonus System*, and provide feedback within 5 working days to ensure timely and fair resolution. For cases of workplace sexual harassment, the Women Workers' Committee under the Company's labor union is responsible for coordinating and leading the work, the Administrative Service Centre is responsible for establishing and implementing safety and security measures, and the Talent Development Centre is responsible for carrying out teaching and training activities to prevent and stop sexual harassment. Depending upon the severity of the situation, the Company's disciplinary measures against the perpetrator may include a warning, admonishment, or termination of employment.

- **Whistleblower protection mechanism:** We keep the complainant's personal information and the content of the complaint strictly confidential to protect the legitimate rights and interests of the complainant. We ensure that complainants will not be subjected to unfair dismissal, persecution, or unauthorized disciplinary action because of their complaint.

---

# V. GROWING WITH EMPLOYEES

The Sales Department conducts monthly organizational engagement surveys for all employees, through which staff members express their views and suggestions on various aspects including the work environment, work experience, values, and corporate development by completing questionnaires. Based on the survey findings, the Company will implement targeted improvements. During the year, a total of 7,318 participants engaged in the vitality surveys, with 85% of employees providing positive feedback. Overall satisfaction and engagement levels remained stable. Additionally, 94% of employees expressed satisfaction with their direct supervisors in the surveys.

In addition, the Company has established a labor union to safeguard employees' legitimate rights and interests. As of 31 December 2024, there are over 800 employees who are union members within the Company.

In 2024, the employee turnover indicators were:

| Employee Turnover[15] Indicators | | Unit | 2024 |
|---|---|---|---|
| Total employee turnover rate[16] | | % | 27.22 |
| Employee turnover rate by gender | Male | % | 24.38 |
| | Female | % | 30.04 |
| Employee turnover rate by age group | 30 and under | % | 31.80 |
| | 31-50 | % | 8.34 |
| | 51 and above | % | 0.00 |
| Employee turnover rate by geographic region | Chinese mainland | % | 27.25 |
| | Hong Kong, Macao and Taiwan regions of China | % | 21.43 |
| | Overseas (Regions outside the territory of Mainland China, Hong Kong, Macao and Taiwan) | % | 0.00 |

[15] The employee turnover indicator only includes full-time employees.

[16] Employee turnover rate = Number of full-time employees who voluntarily resigned during the Reporting Period / (Number of full-time employees at the end of the reporting period + Number of full-time employees who voluntarily resigned during Reporting Period) * 100%.

# Practicing Green
# Development



# VI. PRACTICING GREEN DEVELOPMENT

The Company proactively aligns with national goals for carbon peaking and carbon neutrality and integrates climate change responses and green development principles into our daily business operations. Our commitment involves offering users environmentally friendly, low-carbon products and services to aid in reducing carbon emissions, thereby collectively contributing to society's sustainable development.

## (I) STRENGTHENING ENVIRONMENTAL MANAGEMENT

The Company strictly abides by the *Environmental Protection Law of the People's Republic of China*, the *Law of the People's Republic of China on Energy Conservation*, and the *Law of the People's Republic of China on the Prevention and Control of Environment Pollution Caused by Solid Wastes*, and is committed to protecting the environment and natural resources of our operation area to the greatest extent possible. We develop an environmental management philosophy that encompasses our operations, employees, users, and partners, working with our stakeholders to jointly enhance the protection of the environment and efficient use of natural resources.


1
Energy Management
• Energy Efficiency Improvement -
Developing lighting and air conditioning management to optimize energy efficiency
• Clean Energy Utilization -
Actively seek renewable energy sources and increase the utilization rate of clean energy.
3
Water Resource Management
• Water conservation -
applying water-saving appliances to reduce water consumption
2
Waste Management
• Reduce -
Reduce waste generation at the source.
• Recycling -
actively carrying out separate recycling
Promoting Green Office (Company)
Raising Employees' Awareness of Environmental Protection (Employee)
• Cultivate employees' environmental awareness and practice environmental initiatives
Implementation of Green Procurement (Partners)
• Giving preference to environmentally friendly suppliers, renting low carbon buildings and building low carbon supply chains
Creating Low-carbon Products (User)
• Creating low-carbon products to help users reduce carbon emissions

KANZHUN Environmental Protection Philosophy

# VI. PRACTICING GREEN DEVELOPMENT

To better support our environmental philosophy, we regularly assess the impact of our operations on the environment and natural resources, set environmental goals, and evaluate the achievement of these goals on an annual basis. The Company's impact on the environment is mainly due to carbon emissions and waste emissions generated by the daily operations of office buildings and leased data centers. The Company's main resource use includes electricity, water, and paper consumed in daily operations. The Company has no issue in sourcing water that is fit for purpose. To minimize our environmental impact, we set practical environmental goals.

**Year 2023 Environmental Goals Setting**

| Type | Goals | Unit | 2024 Progress | Target Year | Status of Goals |
|---|---|---|---|---|---|
| Energy Conservation and Emission Reduction | Gradually replace the lights in the Beijing office building's working area with energy-saving LED lights from 2021. It is expected that more than 90% of the lights in the work area will be LED lights by 2025. | % | ＞86% | 2025 | In progress |
| Water Conservation | By the end of 2026, all of the hand-washing sinks in our Beijing office buildings' self-constructed restrooms and pantries will be equipped with water-saving faucets. | % | 100 | 2026 | 2024 achieved and ongoing |
| Waste Reduction | From 2023 onwards, 100% of the hazardous waste generated by our offices in all of our operating locations will be collected by qualified recycling companies. | % | 100 | 2024 and after | 2023 and 2024 achieved and ongoing |
| | By the end of 2024, 100% FSC[17]-certified printing papers will be applied in all our operating locations. | % | 100 | 2024 | Achieved |
| | From 2023 onwards, 100% of the non-hazardous waste generated by our Beijing office buildings will be disposed of by type. | % | 100 | 2024 and after | 2023 and 2024 achieved and ongoing |

---

[17] Founded in 1994, the Forest Stewardship Council (FSC) has been working for many years to improve forest management around the world, and FSC-certified products support responsibly managed forests. The FSC certification logo on a product means that it has been produced in accordance with a set of stringent requirements and meets the criteria of being environmentally appropriate, beneficial to communities and economically viable.

# VI. PRACTICING GREEN DEVELOPMENT

**Year 2024 Environmental Goals Setting**

| Type | 2024 Goals | Unit | Target Year |
|---|---|---|---|
| Energy Conservation and Emission Reduction | The network equipment procured by the Company with energy-saving and environmental protection certification shall account for 100%. | % | 2025 and after |
| | By the end of 2025, servers procured by the Company with energy-saving and environmental protection certification shall account for 99.97% or above. | % | 2025 |
| | By the end of 2030, the average annual PUE of our leased data centers shall be no higher than 1.24. | NA | 2030 |

Note:    The Company's greenhouse gas emissions are mainly derived from the energy consumption generated by the Company's operations, and on the basis of the energy conservation and emission reduction targets already set, no separate targets for reducing greenhouse gas emissions were set for the current year.

## 1. Creating Low-Carbon Products

We integrate the concept of environmental protection into our products and services and encourage our users to reduce carbon emissions by providing them with green products.

By building the largest online recruitment platform in China, we provide green products and services for corporate recruitment and individual job seekers. We support the online publication of recruitment information and edit personal resumes online, building a one-stop platform for online communication, interviews and recruitment for enterprise users and job seekers. Leveraging our unique business, we reduce greenhouse gas emissions from travel and interview commuting from traditional interviews, and recruitment activities that have historically taken place face-to-face, and the use of paper for job postings, resumes and job offers. Besides, we leverage intelligent matching algorithms powered by AI and big data to accurately match job positions with candidates, streamlining the recruitment process while saving time and resources.

The Company records the exchange of resumes with intention between job seekers and enterprise users on the platform as a "mutual achievement.[18]" In 2024, the the BOSS Zhipin platform had approximately 1.85 billion mutual achievements, which can be analogized to a potential reduction of about 1.85 billion paper resumes being exchanged. In 2024, The BOSS Zhipin app, which operates under the Company, its monthly average user (MAU) reached 53.0 million, a year-on-year increase of 25.3%, with an average of 6.0 billion chat messages occurring on the platform each month. This is significantly transforming the traditional offline interactions between job seekers and enterprise users into online activities.

---

[18]    Mutual achievement refers to the successful exchange of resumes or contact information between recruiting companies and job seekers on the platform.

# VI. PRACTICING GREEN DEVELOPMENT

### 2. Promoting Green Offices

The Company has formulated internal policies such as the *Green Office – We Are Taking Actions* and the *Doing Our Best to Reduce "Carbon" on the Earth*. We have issued operation rules for various types of office equipment, striving to integrate environmental management into all aspects of daily work. Besides, we are committed to continuously improving the standards and depth of environmental management by establishing systematic management and regular supervision mechanisms. We actively practice the concept of green and low-carbon operations, and Beijing Huapin Borui Network Technology Co., Ltd. Passed the ISO 14001 environmental management system annual audit in August 2024.


DSI
环境管理体系认证证书
兹证明
北京华品博睿网络技术有限公司
环境管理体系符合：
GB/T24001-2016/ISO14001:2015 标准
与人力资源服务相关的环境管理活动
（有关多场所信息见本证书附件，本证书与其附件同时使用方为有效）
总经理：
For Report Only

The Company obtained ISO 14001 Environmental Management System Certification

#### *(1) Energy Management*

We continue to improve energy efficiency and reduce energy waste while actively utilizing clean energy. We aim to build an efficient and environmentally friendly energy system and reduce carbon emissions.

① *Energy Efficiency Improvement*

We are dedicated to using energy responsibly. We continually improve electricity consumption management in our office buildings and strive for better energy efficiency. To achieve this, we established a system to audit workplace electricity usage on a monthly and quarterly basis. This allows us to identify any abnormal electricity consumption and analyze our consumption patterns to identify potential areas where we can save energy. We use a variety of methods, including behavior management and equipment optimization, to minimize unnecessary energy waste.

# VI. PRACTICING GREEN DEVELOPMENT

---

**KANZHUN Office Energy Conservation Measures**

**Electricity Consumption Behavior Management:**

- We formulate operating rules for air conditioning, lighting, and other office energy equipment. We also meticulously control energy consumption based on ensuring operational efficiency and employee comfort.

- We stipulate the operating parameters and status of the air-conditioning system according to the season and office hours: natural ventilation should be selected as much as possible in spring and autumn, and the air-conditioning temperature should not be lower than 26 degrees in summer and not higher than 20 degrees in winter.

- We arrange dedicated personnel to regularly inspect the use of electrical equipment, turn off unnecessary equipment during non-office hours, and reduce the standby energy consumption of equipment.

- We regularly check the working condition of the air-conditioning equipment, such as whether the vents, filters and other components are blocked by dust, to ensure the normal operation of the air-conditioning system and reduce energy consumption.

**Equipment Optimization:**

- We are gradually expanding the use of LED energy-saving lamps and inductive intelligent control switches to decrease the proportion of traditional high-energy-consuming electrical equipment.

- Induction lamps are installed in some of the Company's parking lots to avoid ineffective lighting and further reduce energy consumption.

- Some of the Company's air conditioners use ice storage systems to meet the cooling needs of buildings and reduce the power load of air conditioners.

- We install sealing strips on the windows of the Company's office buildings to avoid the loss of indoor temperature and reduce the use of air conditioning.

- The Beijing headquarter office building uses an energy-saving central air-conditioning system, with an annual Seasonal Coefficient of Performance (SCOP[19]) of 6.1 and an average unit energy consumption of 85 kWh/(m²•a), which is about 25% more energy-efficient than similar office buildings.

- The Beijing headquarter office building is equipped with an ultra-white triple-silver glass curtain wall, which has a heat insulation rate of 97%, effectively avoiding indoor and outdoor heat exchange and saving energy from air-conditioning.

---

[19] SCOP (Seasonal Coefficient of Performance) is used to evaluate the energy efficiency of an air conditioning or refrigeration system during a specific season or time period. The higher the SCOP value, the better the equipment's energy efficiency.

# VI. PRACTICING GREEN DEVELOPMENT



Energy-saving tips

② *Clean Energy Utilization*

In our day-to-day operations, we strive to reduce the unnecessary use of traditional fossil fuels while actively expanding the proportion of clean energy use. We pay close attention to the development of clean energy technologies and apply clean energy as much as possible in our operations.

③ *Green Office Certifications*

When leasing office spaces, the Company prioritizes buildings with green certifications. Our Chongqing office is located in a building that has received the LEED Platinum Certification for Building Operations and Maintenance O&M as well as the ISO 14001 Environmental Management System Certification. Our Shenzhen office is housed in a three-star green building certified under the WELL Health and Safety Rating Code (WELL HSR) with a LEED Platinum Certification for Building Operations and Maintenance O&M. Likewise, our Fuzhou office is situated in a building that has obtained the internationally recognized LEED Gold Certification. Our Hangzhou subsidiary office building passed ISO 14001 environmental management system certification as well.

# VI. PRACTICING GREEN DEVELOPMENT

### *(2) Waste Management*

We reduce waste (i.e., both hazardous and non-hazardous waste) at the source by implementing online office software and recycling office equipment. We also actively carry out waste classification and recycling, avoid harmful waste pollution to the environment, and realize resource recycling. We also purchase FSC-certified office paper to support sustainable forest construction and conservation efforts.

#### ① *Reduction*

We actively adopt paperless office methods, promote the use of online office platforms, encourage employees to transmit electronic office documents, hold online meetings, apply electronic approvals, etc., to reduce unnecessary paper consumption. When printing is necessary, we encourage our employees to prioritize the use of double-sided and black-and-white printing. We also actively advocate the recycling of office furniture and equipment. We have purchased wired mice, solar calculators, and other office appliances, aiming to reduce resource waste, environmental pollution, and facilitate deeper green office concepts.





BOSS ZHIPIN LAB
为节约资源，避免浪费
有效控制办公成本
• 能用电子版传递，请减少打印纸质版
• 需打印时，提倡正反面、黑白打印
• 对单面已使用过的纸张，若不需存档且不涉密
请放在打印机旁的箱子内回收
• 让环保节约无处不在
崇尚技术 · 用户第一 · 自我驱动 · 简简单单
节约用纸
环保小故事

Paper-saving Poster

# VI. PRACTICING GREEN DEVELOPMENT

② *Recycling*

We set up classified garbage bins in Beijing and other workplaces, and strictly implement garbage classification management. To ensure the proper disposal of hazardous waste and end-of-life electronic equipment generated in the office area, we adopt a separate collection and unified treatment method. Hazardous waste is disposed of safely by qualified relevant recyclers. The Company's hazardous waste mainly includes toner cartridges and ink cartridges generated from office processes.


Recycling of Office Furniture and Equipment


Waste Classification

## (3) Water Resource Management

As part of our environmental commitment to water conservation, in 2024, we installed water-saving sanitary appliances and accessories in more office areas and continued to increase the proportion of water-saving sanitary ware with sensor-type water discharge. We also attach great importance to the daily management and maintenance of water equipment and conduct regular inspections to detect any water leakages. If any issues are found, we promptly report them to the property management and carry out necessary repairs to reduce unnecessary water waste. In addition, the Company's Beijing Samsung Building workplace also has a rainwater recycling and purification treatment device, which can effectively collect rainwater and convert it into a clean water source suitable for vegetation irrigation through filtration, sand removal, and other treatment processes, to realize the recycling of water resources.


The Company installs sensor faucets and posts water-saving tips

# VI. PRACTICING GREEN DEVELOPMENT

## 3. Raising Employees' Awareness of Environmental Protection

To raise employee awareness about environmental protection, we developed internal policies and promotional materials such as *Green Office – We Are Taking Actions* and *Doing Our Best to Reduce "Carbon"* on the Earth. Besides, we regularly carry out employee training themed on environmental awareness, so as to encourage our staff to practice the green office philosophy. Additionally, we use the Company's administrative account on the internal employee communication platform to actively promote environmental protection related content. We also post environmental protection slogans in our office buildings and display electricity and water-saving signs around electrical appliances and water facilities to enhance employees' environmental awareness. Furthermore, we encourage our employees to use public transport, walk or cycle as much as possible.


BZL
绿色办公
低碳生活
一起行动吧
KEEP EARTH HEALTHY
低碳生活
旧物置换，提升物品价值
出门自备购物袋，水杯等，减少使用一次性用品
外出就餐适量点餐，杜绝浪费
请勿随意丢弃旧衣服，可捐赠
随手关灯、关电源；用节能灯代替普通灯泡
不用水时关闭水龙头；一水多用，循环水再利用
停车超过3分钟，关闭发动机，节约燃油消耗
尽量选择公共交通工具、骑行、步行等出行方式

Low-Carbon Lifestyle Poster


BZL
绿色办公
我们在行动
世界水日
WORLD WATER DAY
03/22
节水小贴士
1.饮用水：按需取水，避免浪费；未喝完的瓶装水请勿丢弃，可回收用于清洁、浇花等；
2.洗手用水：适量使用洗手液，减少冲洗水量；
3.洗浴用水：洗浴间隙关闭水龙头，控制洗浴水量和时间；
4.冲厕用水：使用节水型坐便器，正确使用大小水按钮；
5.发现水龙头或水管漏水现象，应立刻报修及时更换。

Water Conservation Poster

# VI. PRACTICING GREEN DEVELOPMENT


绿色办公
我们在行动
GREEN OFFICE WE ARE IN ACTION
世界地球日
THE WORLD EARTH DAY
04/22
THE WORLD EARTH DAY
04/22
世界地球日（The World Earth Day）即每年的4月22日，是一个专门为世界环境保护而设立的节日，旨在提高民众对于现有环境问题的认识，并动员民众参与到环保运动中，通过绿色低碳生活，改善地球的整体环境。
2023年4月22日是第54个世界地球日，今年的主题是"众生的地球"（Earth4All）。
职场人低碳方式
绿色出行(步行、骑行、公共交通）
优先使用环保纸
办公家具、设备循环使用
垃圾分类
节约用水、用电
适量点餐

Green Office Poster

## (II) TACKLING CLIMATE CHANGE

We are fully aware of the far-reaching impacts of climate change on the global environment and human civilization. For this reason, we continue to strengthen our climate change governance, incorporate climate change attributes into the Company's risk management system, regularly identify the risks and opportunities climate change brings to the Company and formulate countermeasures to contribute to the protection of the ecological environment and the realization of the sustainable development of the enterprise and society.

### 1. Governance

The Company manages climate change issues in an integrated manner by continuously improving our risk management capabilities. The Audit Committee of the Board considers and oversees matters related to climate risk. During the Reporting Period, the Audit Committee reviewed KANZHUN's annual carbon emissions, types, impacts and responses to climate-related risks and opportunities. The ESG Working Group collaborate with related departments to work on climate change-related initiatives. Specific responsibilities include the daily identification and assessment of climate-related risks and opportunities, as well as coordinating cross-departmental efforts to advance climate action programs. Concurrently, the Company conducts regular climate-focused training sessions for both the Audit Committee and senior management, designed to enhance their technical expertise in climate science and strengthen organizational competency in this critical domain.

### 2. Strategy

Based on the classification of climate change risks and opportunities by the Task Force on Climate-Related Financial Disclosures (TCFD), taking into account the discussion and judgment of the Company's relevant business departments, we identified the Company's preliminarily current climate risks and opportunities, and continue to improve our risk response measures and path to realize opportunities. The Company's types of climate risks and opportunities, potential impacts and countermeasures are laid out in the table below. In the future, we will continue to improve our ability to respond to and manage climate risks and opportunities, accelerate the Company's process of low-carbon transformation, and actively respond to climate change.

# VI. PRACTICING GREEN DEVELOPMENT

In 2024, we conducted climate scenario analysis referencing projections from authoritative institutions[20] on natural environment and socioeconomic changes under different global warming pathways. Building upon our internally identified climate-related risks and opportunities, we performed a systematic examination of climate exposures facing both our office operations and leased data centers across various time horizons[21]. Through cross-departmental consultations with business units, we implemented probability-impact assessments to prioritize risks and opportunities. This structured approach enables the formulation of comprehensive mitigation measures to enhance organizational climate resilience.

Regarding physical risks, the increased frequency and severity of climate change-induced extreme weather events (acute risks) and rising average temperatures (chronic risks) may pose potential operational impacts on the Company, though the overall risk exposure remains low.

| Types of Risks | | Risk Impact | Time Frame | Response Measures |
|---|---|---|---|---|
| Physical Risks | Acute – Increased frequency and severity of extreme weather | An increase in the frequency of extreme weather may result in the Company's employees being unable to commute to work normally, or even threaten the safety of employees, which in turn may reduce the Company's productivity and may harm the Company's profit level. In addition, the Company's office equipment and the Company's leased data center servers may be damaged as a result of extreme weather, such as flooding, resulting in the Company's inability to conduct its business normally, which in turn will increase the Company's equipment maintenance costs and depreciation of the equipment and increase the Company's operating costs. | Medium term, Long term | We formulated the *Flood Control Emergency Plan* and the *Kanzhun's Business Continuity Management Measures*, equipped our offices with professional emergency and rescue equipment, and regularly conducted safety and emergency drills and rescue training. We set up data center disaster recovery measures, including backup and recovery strategies, disaster recovery solutions, and emergency response plans. These measures can quickly restore data and business applications in the event of a data center failure or disaster, guaranteeing business continuity and data integrity. In addition, we purchase insurance for the Company's assets to reduce the Company's financial loss due to accidents. We have purchased Ping An Public Liability Insurance for our Samsung office in Beijing. |
| | Chronic – Increase in average temperature | Higher average temperatures may result in the Company's leased data centers increasing the number of cooling units or replacing them with more efficient cooling units to maintain normal server operations. The Company may be required to pay higher electricity or data center lease fees, which in turn may result in increased operating costs for the Company. | Medium term, Long term | We incorporate climate resilience into the selection process of data center vendors, prioritizing suppliers with efficient cooling technology, low environmental impact in the construction phase and low PUE. |

---

[20]  The Company references major climate change trend projections from authoritative institutions, including research findings and reports published by the Intergovernmental Panel on Climate Change (IPCC), International Energy Agency (IEA), and Network for Greening the Financial System (NGFS), along with their descriptions of various emission scenarios.

[21]  Based on the company's business planning, climate-related disclosure standards, and management recommendations, we have divided the timeline into three phases: Short-term: Within one year (inclusive) after the reporting period end; Medium-term: From one to five years (inclusive) after the reporting period end; Long-term: Beyond five years after the reporting period end.This framework enables a rational and comprehensive assessment of how climate change impacts business development across different time horizons.

# VI. PRACTICING GREEN DEVELOPMENT

Regarding transition risks, the Company has identified primary exposures stemming from policy and regulatory risks associated with societal low-carbon development imperatives, though the overall risk exposure remains low.

| Types of Risks | | Risk Impact | Time Frame | Response Measures |
|---|---|---|---|---|
| Transition Risks | Policy and Legal | As societal awareness of climate change issues increases, domestic and foreign governments, and stock exchanges may implement stricter climate policies, such as requiring companies to disclose Scope 3 carbon emission data, conducting climate change scenario analysis and calculating financial impact, and including the Company's industry in the carbon emission trading market. We may face a tougher compliance environment, which can lead to increased operating costs. | Medium term, Long term | We pay closely monitor climate change-related policies and assess the impact of policies on the Company in a timely manner so that we can promptly make improvement measures. We continue to improve the Company's carbon emission information statistics capabilities and climate information disclosure level. We have pre-emptively formed an internal working group, regularly disseminated internal communication and training, and hired external expert consultants to conduct carbon inventory projects, to respond to government and regulators concerns about the climate change response of listed companies. |

The transition to low-carbon development presents multifaceted opportunities for the Company, including enhanced resource efficiency, adoption of clean energy sources, and market demand growth through green product/service offerings. To capitalize on these prospects, we will actively implement strategic initiatives to harness these sustainable growth opportunities[22].

| Types of Opportunities | | Opportunity Impact | Time Frame | Response Measures |
|---|---|---|---|---|
| Opportunities | Technology | With the development of new technologies for renewable energy use and energy efficiency improvement, the Company may conduct special transformation of energy conservation and emission reduction processes, expand the proportion of clean energy use, and replace electric commercial vehicles at a lower cost to further reduce the intensity of carbon emissions. | Short term, Medium term, Long term | We will carefully examine technological changes domestically and abroad and strategically improve the Company's technological deployment. During the design and construction of new buildings, we will adopt advanced green building technologies and procure low-energy-consuming equipment to reduce energy-saving renovation costs. We will also regularly track the dynamics of the renewable energy market and cooperate with office building property companies to gradually increase the proportion of clean energy use, where conditions permit. We will also undertake low-carbon solutions research and actively recruit talent in related fields to reduce corporate carbon emissions. |

[22]    With respect to the financial implications of climate-related opportunities, we apply commercial sensitivity exemption clauses as stipulated in relevant disclosure frameworks, given the involvement of confidential business plans and strategic deployments.

# VI. PRACTICING GREEN DEVELOPMENT

| Types of Opportunities | Opportunity Impact | Time Frame | Response Measures |
|---|---|---|---|
| Market Demand | We provide online recruitment services to help enterprise users reduce their greenhouse gas emissions associated with recruitment activities. As an internet platform company, our technological strengths and advantages of our user base and channel allow us to quickly and purposefully provide users with digital green transformation services by analyzing users' needs in low-carbon recruitment and employment.<br><br>With the increasing importance of green transformation in the global market, enterprise users will place an increasing focus on their level of green development and benefits. More enterprise users will purchase our low-carbon products, which in turn, will bring the Company revenue growth. | Medium term, Long term | We have a wide range of online products and services to help enterprise users achieve digital and green transformation while promoting more rational allocation of human resources (see the "Creating Low-Carbon Products" section of this Report for details).<br><br>In addition, the Company is considering gradually quantifying carbon reduction in online recruitment to prompt more enterprise users to reduce carbon emissions and continue to improve user loyalty and retention. |

This year, we have conducted a comprehensive review of various significant climate-related physical and transition risks, and assessed their potential financial impacts. In terms of physical risks, we may face asset losses, such as increased repair and maintenance costs for office buildings due to climate factors, as well as rising operational costs, including higher insurance premiums. Regarding transition risks, there may be losses incurred from the acquisition of green electronic equipment to replace high-energy-consuming old equipment, as well as additional operational costs arising from carbon inventory services and the preparation of relevant compliance reports. To date, these risks have not had a significant impact on the Company's financial position. Meanwhile, given the stable and standardized business operation model of the Company, and the establishment of regular preventive measures and response plans for various significant climate-related risks, we anticipate that these risks will not have a significant impact on the Company's financial position in the future.

# VI. PRACTICING GREEN DEVELOPMENT

| Risk Category | | Time Interval[23] | Selected Scenarios[24] |
|---|---|---|---|
| Physical Risks | Increased frequency and severity of extreme weather | 2030, 2050 | The SSP2-4.5[25] and SSP5-8.5[26] climate scenarios released by the United Nations Intergovernmental Panel on Climate Change (IPCC). |
| Transition Risks | Policy and Legal | 2030, 2050 | The "Net Zero 2050"[27] and "Current Policies"[28] climate scenarios published by the Network for Greening the Financial System (NGFS). |

Under selected climate scenarios aligned with TCFD frameworks, the Company has identified key physical and transition risks. The potential impacts of these risks on business and operational processes have been elaborated in detail above. Meanwhile, given that the Company has formulated response measures for various climate-related risks in its construction and planning, the overall risks are under control.

3. **Risk Management**

The Company has integrated climate risk management into its environmental management system. Based on actual business conditions, combined with scenario analysis, industry research, and external expert opinions, we proactively identify and assess various climate-related risks and potential opportunities. For the identified climate-related risks and opportunities, we synthesize feedback from various departments, consider their probability of occurrence and the degree of impact on finance and business, prioritize them, and formulate corresponding response measures. We regularly monitor climate-related risks to continuously enhance the Company's ability to respond to climate change. The Board of Directors and the Audit Committee continuously monitor the reporting of climate-related risk assessment results, incorporate them into management decision-making considerations, and propose targeted management recommendations.

4. **Metrics and Targets**

This year, we measured our greenhouse gas emissions using the *GHG Protocol: A Corporate Accounting and Reporting Standard* developed by the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD). In 2024, the Company's total GHG emissions (Scope 1, Scope 2, Scope 3) were 87,339.88 tons of $CO_2e$[29].

[23]    The 2030 and 2050 analyses utilize mean variations across climate scenarios within their respective temporal scopes to evaluate the potential impacts of climate risks under different planning horizons.

[24]    The Company's scenario selection process is guided by two critical criteria: (1) temporal alignment between scenario analysis horizons and strategic planning cycles, ensuring dynamic synchronization with business development trajectories; (2) scientific validity of climate variables embedded in scenarios, which must comprehensively capture projected climate stressors that may materially impact operational ecosystems.

[25]    SSP2-4.5: A medium GHG emissions scenario reflecting current socioeconomic and technological trajectories, aiming to balance sustainable development with economic growth.

[26]    SSP5-8.5: A high-emissions scenario assuming continued fossil fuel dependency, projecting a significant rise in global mean temperatures and representing a fossil fuel-intensive high-growth trajectory.

[27]    Net Zero 2050: This scenario targets achieving global greenhouse gas neutrality by 2050 through large-scale adoption of clean energy, enhanced energy efficiency, and deployment of negative emission technologies, driving a systemic transition toward a sustainable global economy to address climate challenges.

[28]    Current Policy: Projecting future emission trajectories based on currently implemented national climate policies, this scenario highlights the insufficiency of existing measures to meet global temperature control objectives under the Paris Agreement, necessitating strengthened international collaboration and enhanced policy frameworks.

[29]    For the scope 3 GHG emissions from different sources that were accounted for and disclosed for the first time, we comprehensively assessed and verified the data quality of each category, and included them in the scope of the statistics if measured values were available and specific activities or business services could be identified; in the absence of measured values, the calculation was completed through scientifically sound estimation methods. In the future, as the quality of the underlying data for scope 3 GHG emission is enhanced, the data coverage and accuracy will be further improved.

# VI. PRACTICING GREEN DEVELOPMENT

The following are our key environmental performance indicators[30]. We do not currently have our own data center. The emissions and resource and energy consumption of our leased data centers are the responsibility of the operators, whose data is not included in our disclosure herein. Our water supply is from the municipal tap water supply, and we have experienced no issues in obtaining water.

| Carbon Emission Indicators[31] | Unit | 2024 |
|---|---|---|
| Greenhouse Gas (GHG) Emissions (Scope 1, Scope 2)[32,33] | Tons of $CO_2$e | 2,801.80 |
| GHG emission per capita (Scope 1, Scope 2) | Tons of $CO_2$e/person | 0.55 |
| Scope 3 Greenhouse Gas Emissions: Purchased Goods and Services | Tons of $CO_2$e | 76,658.21 |
| Scope 3 Greenhouse Gas Emissions: Capital Goods | Tons of $CO_2$e | 6,737.20 |
| Scope 3 Greenhouse Gas Emissions: Fuel-and Energy-Related Activities (not included in Scope 1 or Scope 2) | Tons of $CO_2$e | 52.12 |
| Scope 3 Greenhouse Gas Emissions: Business Travel | Tons of $CO_2$e | 1,090.55 |

| Energy and Resource Consumption Indicators | Unit | 2024 |
|---|---|---|
| Total energy consumption[34] | MWh | 5,161.96 |
| Energy consumption per capita | MWh/person | 1.01 |
| Total hazardous waste[35] | Tons | 0.19 |
| Hazardous waste generated per capita | Tons/person | 0.000036 |
| Total non-hazardous waste[36] | Tons | 608.15 |
| Non-hazardous waste generated per capita | Tons/person | 0.12 |
| Total water consumption[37] | m³ | 97,273.35 |
| Water consumption per capita | m³/person | 18.99 |

For comprehensive details regarding climate-related objectives and targets, refer to the "Strengthening Environmental Management" chapter in this Report.

---

[30]  Our current environmental performance metrics exclude data from subsidiary acquired in 2024 since it gained environmental data measurement capabilities only post-acquisition and integration.

[31]  Due to the nature of the business, data regarding packaging materials do not apply to the Company.

[32]  Due to the nature of the business, the material air emissions of the Company are GHG emissions arising from purchased electricity. The carbon footprint mainly includes leased offices that operate in the Chinese mainland.

[33]  GHG inventory mainly includes carbon dioxide. GHG emissions data during the reporting year is presented in carbon dioxide equivalent. The GHG calculation methodology is based upon the *2022 Electricity Carbon Dioxide Emission Factors* issued by the Ministry of Ecological Environment of the People's Republic of China and National Bureau of statistics of China.

[34]  Total energy consumption is calculated based upon the data of purchased electricity.

[35]  Hazardous waste produced by office buildings mainly includes waste toner cartridges and waste ink cartridges from our printers.

[36]  Non-hazardous waste produced by office buildings mainly includes domestic and electronic waste.

[37]  Water supply mainly comes from the municipal water supply, and there is no issue in sourcing water. The water consumption is calculated based on the coefficients in the *2023 China Water Resources Bulletin* published by the Ministry of Water Resources of the People's Republic of China.



# Building a Sustainable
# Supply Chain

# VII. BUILDING A SUSTAINABLE SUPPLY CHAIN

The Company upholds its commitment to environmental protection by adopting the supplier management policy focused on "providing sincere service, striving for excellence, promoting energy efficiency and cost reduction, preventing pollution and emissions, eliminating potential hazards and safeguarding health." We also conduct thorough assessments of our suppliers to evaluate environmental and social risks concerning supplier admission, engagement, evaluation, maintenance, and withdrawal. Our procurement practices prioritize the selection of environmentally friendly and sustainable products. Collaborating with partners, we explore eco-friendly business models to cultivate a responsible and sustainable supply chain.

## (I)   SUPPLIER ADMISSION AND ENGAGEMENT

The Company strictly controls the supplier admission and approval in compliance with the *Bidding Law of the People's Republic of China* and has formulated internal policies such as the *Measures for the Management of Procurement and Contracts*. We add the *Notice to Related Parties* in our tendering documents, requiring all suppliers to comprehensively consider such factors as product quality, environment, occupational health and safety in operations. As such, we work to fulfill our obligations of environmental protection and ensure occupational health and safety together with our suppliers.

This year, we officially launched our supplier management system, by which we have optimized the entire supplier management process. During the supplier admission process, suppliers can submit an online application for inclusion in the supplier database through the supplier management system. They should fill in the *Supplier Basic Information Questionnaire* in detail and provide relevant supporting materials. Relying on this digital tool, we efficiently and accurately review the qualification of suppliers and ensure that the suppliers basically meet our requirements. Based on the review results, we have established a supplier database that provides sufficient data for subsequent supplier management.

In addition, our supplier management system emphasizes the implementation of ESG principles to ensure that the suppliers align with our practices in multiple core areas. Specifically, such areas include prohibiting the use of child labor and forced labor and protecting the rights and interests of labor; safeguarding occupational health and safety and creating a safe workplace; taking effective measures to mitigate impact on environment; strengthening protection of information security and privacy to ensure data security; abiding by business ethics and sanction management and maintaining a fair market.

# VII. BUILDING A SUSTAINABLE SUPPLY CHAIN

| Dimension of Review | Content of Review |
| --- | --- |
| Data Security | For potential suppliers involved in data interaction, we strictly review their filing certificates and reports for classified protection of cybersecurity, as well as security qualifications such as the ISO 27001 Information Security Management System Certification and the ISO 27701 Privacy Information Management System Certification. In this way, we ensure that the selected suppliers all have the corresponding capabilities of protecting information and data security. |
| Environmental Protection | We review the environmental qualifications of potential suppliers, such as the ISO 14001 Environmental Management System Certification, CQC Environmental Protection Product Certification, and IECQ-QC 08000 Hazardous Substance Process Management Certification. We are committed to purchasing environmentally preferable products and services and promoting the green transformation of the supply chain. For suppliers of green products, we ensure that their environmental qualification compliance rate is close to 100%, so as to offer customers more eco-friendly and sustainable products and services. |
| Other Qualifications | We review potential suppliers' quality permits, labor rights protection, and compliance with business ethics to ensure that they fully meet our requirements. |

Only when the materials submitted by the suppliers are true and valid, and they successfully pass the admission review, will we include them in our supplier database. Suppliers who fail the review are disqualified from the subsequent selection process and we will seek cooperation with other suppliers that meet our requirements.

During the supplier engagement process, we require adherence to anti-commercial bribery laws and regulations, completion of real-name authentication, and execution of the contract and the *Integrity Agreement* to ensure compliance with clauses on anti-corruption responsibilities, integrity, confidentiality, and reporting of unethical conduct. The Company strengthens the control over the procurement and contract signing processes, effectively preventing risks such as procurement fraud. To further raise our suppliers' integrity awareness, we periodically send integrity reminder messages. In 2024, approximately 100% of the Company's suppliers signed the *Integrity Agreement*, creating a clean and upright business environment.

In addition, we have conducted stricter on-site review and information verification procedures for key suppliers and those in specific categories. These enhanced measures are designed to identify ESG risks and evaluate the suppliers' risk management capabilities, thereby gaining a more accurate understanding of their actual performance in ESG and ensuring our supply chain delivers better ESG performance.

# VII. BUILDING A SUSTAINABLE SUPPLY CHAIN

As of the end of 2024, the number of our suppliers was as follows:

| Supplier Indicators | | Unit | 2024 |
|---|---|---|---|
| Total number of suppliers | | Number | 218 |
| Number of suppliers by geographical region | Chinese mainland | Number | 208 |
| | Hong Kong, Macao, Taiwan and other countries or regions | Number | 10 |

## (II)  SUPPLIER EVALUATION AND WITHDRAWAL

The Company conducts evaluations and reviews of all suppliers on an annual basis. We have established an inter-departmental working team, composed of procurement-related departments such as Purchasing Department, Administration Department, and Legal Department to jointly take charge of related work. This year, with the supplier management system, we achieved differentiated and refined hierarchical management for suppliers.

We comprehensively rate suppliers according to their price, lead time, delivery cycles, delivery quality, professional quality, after-sales service capabilities and other dimensions every year. The results are then used as a significant basis for formulating cooperation strategies and adjusting supplier resources for the following year. For suppliers with low ratings, we not only reduce the number of purchases of their products and services, but also require immediate rectification and keep track of their progress. At the same time, we firmly safeguard the integrity and fairness of the supply chain. For suppliers who violate the provisions of the *Integrity Agreement* during cooperation, or who are deemed unqualified in the annual assessment and lack the capability to rectify, we will place them on a "blacklist" and ensure that these suppliers are not allowed to participate in any of the Company's projects. We verify the authenticity and accuracy of supplier information by conducting on-site investigations and evaluations of core suppliers[38], ensuring that the overall performance of suppliers is objectively and truthfully reflected.

To build a green and sustainable value chain, we have incorporated environmental protection into the key dimensions of supplier rating and continuously increased the proportion of procurement from suppliers with green labels. We focus on identifying suppliers that uphold the concept of environmental protection and share our values while encouraging those who do not yet have green labels to adopt them. By the end of 2024, suppliers with green labels accounted for more than 70% of our Beijing office's suppliers.

---

[38]    Core suppliers refer to suppliers with higher procurement amounts during the year.

# VII. BUILDING A SUSTAINABLE SUPPLY CHAIN

## (III) LEASING GREEN DATA CENTERS

The Company adheres to the concept of green and sustainable development of energy conservation and environmental protection. We give priority to leasing data centers with green building design concepts and low PUE. In the bidding process, the green data center certification has been an essential factor to evaluate suppliers, contributing to the green supply chain. Since 2017, the average annual PUE of our leased data centers has been steadily decreasing. In 2024, the average annual PUE of the Company's leased data centers that have been put into operation were all below 1.27.

For waste management, the data centers strictly comply with national laws and regulations and conduct a tiered and standard management for waste generated throughout the lifecycle. The data centers have entered into long-term cooperation agreements with professional recyclers of non-hazardous waste. This ensures that recyclable electronic waste is properly disposed of, thereby effectively enhancing the efficiency of resource utilization. In addition, the data centers actively promote waste classification, recycle resources, and strictly control environmental pollution in their daily operations. These measures have laid a solid foundation for achieving green operations.

For water resource management, the data centers have installed intelligent water meters to achieve refined monitoring of water consumption and strictly control the amount of water used. The data centers have also installed RO[39] water devices to recycle cooling water and reduce the amount of wastewater discharged from the cooling water system. In addition, the data centers have also adopted water-saving equipment and technologies, such as high-efficiency cooling systems and water recycling, to further enhance the efficiency of water resource utilization.

For energy management, our leased data centers are equipped with a dedicated energy management team to regularly evaluate and analyze equipment operations and actively implement energy-saving measures. In terms of the use of energy-saving equipment, the data centers are equipped with the latest energy-saving dry-type transformers, precision air conditioners (EC fans), inverter water pumps, high-efficiency UPS and other high-efficiency and energy-saving equipment. In terms of the application of energy-saving technologies, our data centers adopt a variety of technologies such as liquid cooling, combined cooling, heating and power, and waste heat recovery to comprehensively improve the efficiency of refrigeration and energy transmission, and reduce greenhouse gas emissions caused by traditional fossil energy consumption as much as possible. Moreover, we have established a smart digital management platform and designed intelligent operation solutions leveraging AI technology to achieve real-time, precise, and systematic control of energy-consuming equipment. This platform not only enhances the management efficiency of energy and equipment, but also enables predictive maintenance, thereby maximizing the avoidance of unnecessary energy consumption.

[39] The RO water processor, also known as the reverse osmosis water processor, can remove ionic impurities from water through the process of osmosis. This helps prevent corrosion and scaling in the water systems of the data centers.

# VII. BUILDING A SUSTAINABLE SUPPLY CHAIN

We also monitor the use of clean energy in our data centers and actively cooperate with data center partners with a high proportion of clean energy use. We advocate for partners to participate in projects such as distributed power generation to further reduce greenhouse gas emissions in our value chain and achieve higher environmental and social benefits. By the end of 2024, all the data centers have obtained the ISO 50001 Energy Management System Certification.


CEPREI
能源管理体系认证证书
(正本)
北京世纪互联宽带数据中心有限公司
GB/T 23331-2020/ISO 50001:2018
RB/T 101-2013
注 册 号：01223En019R1M
数据中心业务、云计算、网络专线服务、服务器及网络设备托管服务、办公活动等相关的能源管理活动
CNAS

ISO 50001 Energy Management System Certification of Leased Data Centers

## (IV) PROCURING GREEN ELECTRONIC EQUIPMENT

We engage in green development concepts with practical actions, and advocate the procurement of electronic equipment such as servers and network equipment that obtain energy conservation and environmental protection qualification certification. We consider the energy consumption level of electronic equipment during procurement evaluation, assess the environmental performance of electronic equipment suppliers, and purchase electronic equipment with low energy consumption and high energy efficiency to reduce the negative impact on the environment. In 2024, the network equipment and servers we procured all had energy-saving and environmental protection certification.

# Delivering Community Care

# VIII. DELIVERING COMMUNITY CARE

We are fully aware that corporate social responsibility is paramount and have integrated the concept of "promoting individual development with the power of technology and public welfare" into the Company's development strategy, fostering the synergy between our industrial strengths and community-driven public welfare initiatives. In strict alignment with all community investment-related laws and regulations, we have formulated and implemented the *Bylaws of Shanghai Zhipin Foundation* and other standards. We have also established a comprehensive workflow that governs our entire management structure, project development, strategic planning, goal and process management, communication strategy, and project outcome evaluation. Furthermore, we have established a robust community communication and service framework. To ensure operational standardization and efficacy, the Shanghai Zhipin Foundation publishes annual work reports and has them reviewed by a third-party professional organization.

This year, we primarily focused on six areas for our public welfare activities: ecological preservation, care for development, community service, disaster alleviation, humanistic cultural heritage promotion and talent support, with a total public welfare donations amounting to RMB2.5 million.

## (I) ECOLOGICAL PRESERVATION

The Company established a public welfare organization "Zhizhi Charity," which focuses on carrying out public welfare projects in ecological and environmental protection fields, to protect the harmonious development of humans and nature. This year, the ecological preservation public activities carried out by the Company had 260 million views and more than 5.7 million interactions. The short films themed on public welfare attracted more than 5.3 million online views.

In March 2024, the Company and the China Wildlife Conservation Association initiated the public activity "Elks Won't Get Lost – Daqingshan Translocated Elk Protection Program". We donated BeiDou Satellite positioning collars to the Daqingshan National Nature Reserve in Inner Mongolia for real-time monitoring of the elk population. In addition, we provided professional equipment such as windproof outdoor jackets and sun-protective clothing for the frontline patrol personnel. The activity had more than 56 million online views, and the theme video on elk translocation conservation had 1.17 million plays.


麋鹿不迷路
3.3世界野生动植物日
直直公益迁地麋鹿保护企划
议题发起人
刘雨佳 靳泽依 龚骏玮
内蒙古大青山国家级自然保护区

"Elks Won't Get Lost – Daqingshan Translocated Elk Protection Program" Poster

# VIII. DELIVERING COMMUNITY CARE

In March 2024, we provided funding support to the winning project of the "Protecting Nature's Little Beauty" campaign – "Protecting the Achievements of Rural Environmental Protection." Then, we helped experts and the volunteer team of Renmin University of China offer 10 courses on rural environmental protection in Hugezhuang Village, Xiong'an New Area. Now, the project has successfully completed 2 phases of offline teaching. Through scenario-based teaching, the concept of environmental protection is deeply integrated into the daily lives of villagers, actively contributing to the construction of "Waste-Free Villages".

In May 2024, the Company and the Mangrove Conservation Foundation initiated "Wetland and Migratory Birds Conservation Action". We also donated RMB100,000 to carry out six-phase protection in four reserves in Yancheng, Jiangsu. The protection involved multiple aspects such as wetland patrolling and removal of invasive species, public birdwatching and scientific monitoring, and popular science lectures on bird protection. We also launched an online popular science campaign themed on migratory bird protection, enhancing the public's environmental awareness through ecological storytelling.

In 2024, the Company worked with the Sanjiangyuan Ecological Protection Foundation and the Sanjiangyuan National Park Hoh Xil Management Office to promote the "Ranger Guardian Campaign." In August, we started the public welfare advocacy and scientific rescue action titled "Nature's Children Deserve Nourishment". We made targeted donations of supplies to the Hoh Xil Rescue Station for fence repair and antelope feeding, and also placed posters titled "Do Not Feed Wild Animals" to raise public awareness of wildlife protection. In November, we launched the activity of "Warm Winter for Guardians in the Wilderness" to donate winter clothes and patrol vehicles. Meanwhile, we held a public welfare exhibition of *Humans in the Wilderness* in Beijing and publicized the exhibition online and offline. Related topics had more than 50 million online views and related videos had 1.6 million plays.


大自然的孩子有饭吃，
救助野生动物，请致电当地森林公安或拨打12345。
请不要投喂野生动物！
守护大自然的小美好
直直公益
三江源生态保护基金会
宠溺投喂=本领报废！
2020年起，直直公益启动"巡护员守护计划"，持续向可可西里的一线巡护员及野生动物们捐助巡护、救护物资，守护大自然的小美好。

"Do Not Feed Wild Animals" Poster

# VIII. DELIVERING COMMUNITY CARE

In December 2024, the Company carried out the public activity of "Protect Wetland Inns." We also shot and released the creative short film named *Wetland Inns, Open for Business*. With the concept of "Waystation for Migration," the short film revealed the ecological value of wetlands as vital habitats for birds, advocating for the public to collectively protect wetland ecosystems. The video had 580,000 online plays and the offline publicity reached 8 million audience. In addition, we collaborated with well-known artists and internet celebrities to carry out popular science advocacy, focusing on themes such as the ecological value of wetlands and the migration of birds. Related topics received more than 70 million views, further raising public awareness of wetland protection.



守护湿地客栈
—世界候鸟日·直直公益候鸟栖息地守护计划—

"Protect Wetland Inns" Public Activity Poster

## (II) CARE FOR DEVELOPMENT

With a focus on the youth's need for career enlightenment and development, we gather premium social resources to provide young people with diversified learning and exploration opportunities.

In July 2024, the Company launched the "Aspiration Journey: Youth Public Welfare Career Experience Camp" campaign. We invested RMB1.53 million for 180 teachers and students from 7 township-level middle schools in 4 counties of Shanxi and Ningxia provinces, sponsoring their 10-day career experience trip to Shanghai. Revolving around "Career Enlightenment," "Dreams Driven by Science and Technology," "Innovation Experience" and other themes, the camp led students to visit more than 10 enterprises including Jiangnan Shipyard (Group) Co., Ltd. and NIO Inc.. During the course, students learnt about the manufacturing process of large-scale high-end equipment, thus embracing the charm of scientific and technological innovation. Meanwhile, we organized trips to 6 prestigious universities and colleges such as Fudan University and Tongji University, as well as 17 key laboratories, so as to broaden students' academic horizons. We also arranged campus cultural tours and city sightseeing to enrich their humanities and urban culture experience.





首届 志在万里 青少年公益职业体验营

The "Aspiration Journey: Youth Public Welfare Career Experience Camp" Campaign

# VIII. DELIVERING COMMUNITY CARE

## (III)  COMMUNITY SERVICE

In cooperation with community foundations, professional service agencies and other social organizations, we have delivered warm services during festivals, facilitated purchases and consumption, and assisted the elderly at a community level. All of these actions have contributed to governmental efforts in elderly care and the rural revitalization strategy.

In 2024, we provided warm assistance during traditional festivals, sending "public welfare gift packages" of high-quality agricultural and sideline products to 2,000 families in need. Especially, we paid visits to centenarians and other senior individuals, delivering festive greetings and care packages. All the supplies were directly purchased from Zhashui of Shaanxi Province, Lancang of Yunnan Province and other key rural revitalization counties. The practice aimed to advance rural industrial development and increase farmers' income through consumption support. In this way, we realized close connection and common progress of the community and the countryside.

In October 2024, we co-launched the public welfare project of "Care for the Elderly – 'Ruyili' Community Service Station". During the project, we provided health monitoring, life care, education and publicity, and other basic services to elderly residents with special difficulties, such as advanced age, living alone and disabilities. A life care center was set up to provide long-term support to senior people with limited mobility. We also worked with professional agencies to deliver rehabilitation and other voluntary healthcare services on a regular basis. Besides, we organized volunteers to offer mental counseling and companionship to enhance the elderly's emotional belonging. The project cumulatively benefited over 1,000 people from 3 communities around our operating locations.

## (IV)  DISASTER ALLEVIATION

We actively assume social responsibilities and always respond promptly to the needs of disaster alleviation, aiming to consolidate social forces for post-disaster reconstruction.

In September 2024, we were invited to the "China Charity Day – Shanghai Charity Week" themed forum, during which we signed the *Memorandum of Cooperation on Participation in Emergency Charity by Shanghai Social Forces* with 13 public welfare organizations, including the Red Cross Society of China and the Shanghai Charity Foundation. To this end, we established a mechanism for information sharing, resource coordination and joint actions. We also joined hands to develop a "critical 24 hours" response channel for disaster relief, aiming to raise the emergency rescue efficiency.

In January 2025, we swiftly activated the disaster response mechanism after the 6.8-magnitude earthquake in Dingri County, Shigatse City, Tibet. We allocated a donation of RMB0.5 million within 8 hours after the quake for emergency relief, temporary resettlement and infrastructure restoration, facilitating the recovery of affected areas.

# VIII. DELIVERING COMMUNITY CARE

## (V)  HUMANISTIC CULTURE PROMOTION

We earnestly perform the cultural mission and profoundly respond to the public's spiritual needs. By creating a space for the mind with diversified humanistic practices, we convey ideas through civilized dialogues and drive the construction of a spiritual habitat.

The Company is dedicated to creating a cultural space that integrates reading, humanistic exchange and idea sharing. In March 2024, the "Forestsong Bookstore" sponsored by the Company opened at the Peking University. By regularly launching humanities lectures, canonical reading, knowledge sharing and other activities, the bookstore brought together scholars, writers and readers to discuss cultural topics.

In April 2024, the bookstore organized a special event for World Book Day, inviting renowned cultural figures to talk about the value of reading and literature creation. Participating in the used book market at universities, the bookstore exhibited a wide range of classic books and attracted more than 1,000 students and teachers. In addition, the bookstore made donations to relevant institutions in support of campus cultural building.



Special Event for World Book Day

From September to December in 2024, Forestsong co-organized and participated in the "Temple of Earth and Me" book market in Beijing, as well as the "Re-Reading Life" and the "Douban Top-Rated Books-National Bookstore Joint Exhibition" themed book fairs. In addition to selected books in literature, social sciences and history for exhibition in themed reading zones, the bookstore provided services such as book selection consultation and reading guidance. These activities involved more than 12,000 participants, extending superior reading materials to a wider audience.

# VIII. DELIVERING COMMUNITY CARE

In October 2024, *The Boss Didn't Know About Me – Talent Acquisition Season*, a workplace observation documentary planned by the Company was released on Jiangsu Satellite TV and Tencent Video. Highlighting enterprises' demand for talents, the program revealed workplace relationships and growth stories, which aroused widespread attention. The show won the "Most Popular Documentary of the Year" in the variety category at the 2024 Weibo Awards. It attracted 1.1 billion views of related topics on social media and accumulated over 100 million plays of short videos. Besides, the program featured in more than 30 mainstream media outlets.


江苏卫视
腾讯视频
赵鹏
李响
林墨
许吉如
老板不知道的我

*The Boss Didn't Know About Me – Talent Acquisition Season*, a Workplace Observation Documentary

## (VI) TALENT SUPPORT

In 2024, we upgraded our long-standing talent development brand in the film and television industry, the "ReelFocus Project," into a public welfare project aimed at supporting young filmmakers, focusing on the challenges faced by student directors transitioning into professional filmmakers. By establishing stages such as film submissions, investment pitching, and competitions, we built a comprehensive support system integrating funding, resources, and display, lowering the barriers to entry and alleviating talent gaps. This year, the project attracted 2,764 submissions from nearly 100 countries and regions, with 914 industry-leading companies offering over 800 positions, helping young filmmakers connect with top enterprises and senior practitioners.

# Standardizing Corporate Governance



# IX. STANDARDIZING CORPORATE GOVERNANCE

The Company strictly abides by applicable laws, regulations and listing rules, consistently optimizes its governance system and has established a well-organized corporate governance mechanism with clear rights and responsibilities. The Company aims to conduct honest and compliant operations, effectively control risks, achieve high-quality and sustainable development goals, and reward society and shareholders with good performance.

## (I)    COMPOSITION OF THE BOARD OF DIRECTORS

The Board of Directors is the highest decision-making body of the Company, consisting of the Audit Committee, the Compensation Committee, the Nomination Committee, and the Corporate Governance Committee. The Board and its professional committees are primarily responsible for determining the strategic direction and overall strategy of the Company, supervising management's work and the Company's operational and financial performance, and ensuring the long-term stability of effective risk management and internal controls. Currently, the Board has 9 directors, including 3 independent directors, which account for one-third of the Board. All members of the Audit and Corporate Governance Committees, including the Chairman, are independent non-executive Directors. The Chairmen of the Compensation Committee and the Nomination Committee and two-thirds of their members are independent non-executive Directors. Through its governance structure, the Company utilizes professional committees to ensure the independence of major decisions and to protect the long-term interests of shareholders and the Company.

The Company values the diverse experience of its Board members, formulates a Board diversity policy, and considers Board diversity (including gender diversity) as a key factor in maintaining the Company's competitive advantage, attracting diverse talents, and retaining and motivating employees. In the process of selecting directors, we pay attention to various diversity factors, including but not limited to gender, experience, skills, expertise, diversity, personal and professional integrity, character, business judgment, time availability, dedication, and conflicts of interest. In doing so, we improve the level of corporate decision-making in our business strategy, risk prevention and other matters with more comprehensive and integrated perspectives and concepts, and enhance the effectiveness of the Board's performance of duties. The current directors of the Company include 2 female directors, accounting for 22.2% of the directors.

The Company's Nomination Committee annually reviews the structure, size, and composition of the Board and provides recommendations as necessary to achieve an appropriate balance of independence, knowledge, experience, skills, expertise, diversity, and gender on the Board as a whole. Our Board members have different educational backgrounds in computing, law, electronic engineering, economics, etc., and have rich industry experience on the internet, human resources services, capital markets, etc.

The Board has authorized the Audit Committee to oversee the Company's ESG matters. For information on the members of the Board of Directors and their activities, as well as the remuneration of directors and senior management, please refer to our FY2024 Annual Report. Details of the corporate governance structure, the charter of the Board of Directors and other details on corporate governance are also available on our Company website[40].

## (II)   PRACTICING BUSINESS ETHICS

We are well aware of the importance of integrity and responsible business operations, and always abide by business ethics to lay a solid foundation for the long-term development of the enterprise. We strictly abide by the anti-unfair competition, anti-bribery and anti-corruption laws and regulations of the places where we operate, continuously improve the business ethics management systems, and strive to create a good business environment.

---

[40]    Details of corporate governance are available on the Company's website and in the Corporate Governance section of the 2024 Annual Report (https://ir.zhipin.com/)

# IX. STANDARDIZING CORPORATE GOVERNANCE

1. **Business Ethics System Building**

   The Company implements the *Company Law of the People's Republic of China*, the *Criminal Law of the People's Republic of China*, the *Law of the People's Republic of China Against Unfair Competition*, and the *Interim Provisions on Banning Commercial Bribery*. Besides, the Company has formulated internal policies such as the *Code of Business Conduct and Ethics* (the "Code"), the *Anti-Corruption Policy*, the *Rewards and Labor Discipline Regulations*, and the *Guidelines for Anti-Monopoly Compliance* and reviewed and updated the systems in accordance with the requirements of laws and regulations and the Company's business development.

   The Code includes conflict of interest, gifts and entertainment, anti-bribery and FCPA (The U.S. Foreign Corrupt Practices Act) compliance, compliance with laws and regulations, discrimination and harassment, fair dealing, etc. The Code and the *Anti-Corruption Policy* apply to all entities and joint ventures of the Company, covering all directors, officers, employees, and consultants of the Company. The Company has a "zero tolerance" attitude towards any form of bribery or corruption, and prohibits any form of corruption, fraud, bribery, deductions, gifts, illegal offers, and other disciplinary violations.

   As specified in the Company's *Anti-Corruption Policy*, donations to political parties or charitable organizations should be reported to the relevant department and can only be proceeded with a written approval. Moreover, our agents are strictly prohibited from asking clients or related parties to make donations that may affect the Company's commercial advantage. This act is regarded as a "red flag." Employees involved in the review or approval of agent bills must ensure that all expenses are legitimate and well-documented. Besides, employees should keep an eye on potential "red flags" and report them once detecting such risks.

2. **Business Ethics Management System**

   The Company attaches great importance to business ethics management. The Audit Committee of the Board is responsible for overseeing the Company's plans to comply with the Code of Business Conduct and Ethics. The Audit Committee meets regularly with the management to discuss the Company's compliance with the Code. In addition, the Company promptly meets with external legal counsel to seek advice on the Company's legal and business ethics matters.

   In terms of anti-corruption, the Company sets up a discipline inspection team, which is responsible for daily supervision, receiving reports or complaints, and verifying whether employees commit corruption, fraud, or other violations of business ethics. In terms of anti-monopoly, the Company appoints the Government Affairs Committee to lead the anti-monopoly compliance management, which works with relevant business departments to promote the in-depth development of anti-monopoly work. The Anti-Monopoly Compliance Working Group, comprising the Governmental Affairs Committee, the Legal Affairs Center, the Commercial Products Group, and the Operations Security Center, is responsible for organizing regular meetings to discuss the performance and progress of anti-monopoly compliance management. With regard to business ethics audit, the Company has developed a structured plan to systematically audit the implementation of its business ethics and anti-corruption policies. This includes periodic reviews and unannounced inspections to ensure comprehensive coverage of all operational areas within three years.

   We incorporate compliance with the Code in our employee performance appraisal system and link it to employee compensation. In strict compliance with the *BOSS Zhipin's Behavior Management Rules for Employee of Business Section*, we assess and supervise behaviors of employees from the sales section. We also include an "integrity score" in their performance appraisals. In addition, managers who fail to perform their responsibilities effectively will be held accountable, which may directly affect their performance appraisal results, including bonus payments and promotion opportunities.

# IX. STANDARDIZING CORPORATE GOVERNANCE

During the year, the Company had no closed corruption litigation against the Company or its employees, and no litigation related to money laundering or fraud. Adhering to the principle of fair competition, the Company did not receive any fines nor settlements arising from anti-monopoly and anti-unfair competition acts.

| Type | Number of breaches in FY2024 |
|---|---|
| Corruption or bribery | 0 |
| Discrimination or harassment | 0 |
| Customer privacy data | 0 |
| Conflicts of interests | 0 |
| Money laundering or insider trading | 0 |

3.  **Reporting Channels and Whistleblower Protection**

The Company has a special reporting mailbox to receive reports on potential corruption, fraud, monopoly and other violations of business ethics, and provides two reporting options: real-name and anonymous reporting. The Company establishes a dedicated working group to handle business ethics incident reports, with a focus on internal and external whistleblowing information. In strict accordance with the Company's system, the working group follows up on potential violations at the outset of reports to ensure that every report is dealt with in a timely, fair, and effective manner. In investigating and processing reports, the Company strictly maintains the confidentiality of whistleblower information and reports content, and prohibits any retaliation against or framing the whistleblower, witnesses, and investigators in any form. For reports that constitute violations and crimes, the Company transfers them to relevant judicial authorities for handling in accordance with the law.

We are committed to maintaining integrity and fairness in our cooperation with our suppliers and have zero tolerance for misconduct that violates business ethics, such as procurement corruption. We encourage our suppliers to actively supervise the Company, and should they find that any company personnel has violated the provisions of the Integrity Agreement, they can report to us through the public relations email of the procurement team.

---

**Reporting Channels for Business Ethics Violations**

Code of conduct violation report email: compliance@kanzhun.com

Anti-monopoly compliance email: fldjb@kanzhun.com

**Reporting Channels for Suppliers**

Procurement team's public relations email: caigouzu@kanzhun.com

Mail: 5th Floor, Building 1, Yard 16, Taiyanggong Middle Road, Chaoyang District, Beijing 100028

# IX. STANDARDIZING CORPORATE GOVERNANCE

4.  **Enhancing Ethical Awareness**

    The Company conducts anti-bribery and anti-corruption training for all employees (including full-time employees and part-time employees) every year, aiming to help employees fully understand the Company's business ethics policies and enhance their business ethics awareness. At the same time, we actively collect the training needs of business departments regarding business ethics issues and solicit feedback from employees on training courses. We continuously improve and refine the training content to ensure that it is more targeted and effective.

    In 2024, the Company organized 2 business ethics training events. One of the sessions focused on the key considerations in procurement contract review, aiming to intensify the legal staff's control over potential business ethics risks in procurement contracts. The other training revolved around common sales violations to make legal staff more sensitive and capable to identify sales employees' non-compliance with the *BOSS Zhipin's Behavior Management Rules for Employee of Business Section* and other business ethics violations. In 2024, the Company conducted business ethics training for all members of its Board of Directors.

# X. APPENDIX: HKEX *ESG REPORTING CODE* INDEX TABLE

| Subject Areas, Aspects, General Disclosures and KPIs | | Corresponding Chapters |
| --- | --- | --- |

## Mandatory Disclosure Requirements

| | | |
| --- | --- | --- |
| Governance Structure | A statement from the Board containing the following elements:<br>(i)    a disclosure of the Board's oversight of ESG issues;<br>(ii)   the Board's ESG management approach and strategy, including the process used to evaluate, prioritize and manage material ESG-related issues (including risks to the issuer's businesses); and<br>(iii)  how the Board reviews progress made against ESG-related goals and targets with an explanation of how they relate to the issuer's businesses. | Board of Directors' Statement |
| Reporting Principles | A description of, or an explanation on, the application of the following Reporting Principles in the preparation of the ESG report:<br>**Materiality:** The ESG report should disclose: (i) the process to identify and the criteria for the selection of material ESG factors; (ii) if a stakeholder engagement is conducted, a description of significant stakeholders identified, and the process and results of the issuer's stakeholder engagement.<br>**Quantitative:** Information on the standards, methodologies, assumptions and/or calculation tools used and source of conversion factors used, for the reporting of emissions/energy consumption (where applicable) should be disclosed.<br>**Consistency:** The issuer should disclose in the ESG report any changes to the methods or KPIs used, or any other relevant factors affecting a meaningful comparison. | Reporting Principles |
| Reporting Boundary | A narrative explaining the reporting boundaries of the ESG report and describing the process used to identify which entities or operations are included in the ESG report. If there is a change in the scope, the issuer should explain the difference and reason for the change. | Reporting Scope |

# X. APPENDIX: HKEX *ESG REPORTING CODE* INDEX TABLE

| Subject Areas, Aspects, General Disclosures and KPIs | | Corresponding Chapters |
|---|---|---|

## "Comply or Explain" Provisions

**A. Environmental**
**A1 Emissions**

| | | |
|---|---|---|
| General Disclosure | Information on:<br>(a)   the policies; and<br>(b)   compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste. | Practicing Green Development |
| KPI A1.1 | The types of emissions and respective emissions data. | Practicing Green Development<br>Tackling Climate Change |
| KPI A1.2 | Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility). | Practicing Green Development<br>Tackling Climate Change |
| KPI A1.3 | Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility). | Practicing Green Development<br>Tackling Climate Change |
| KPI A1.4 | Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility). | Practicing Green Development<br>Tackling Climate Change |
| KPI A1.5 | Description of emission target(s) set and steps taken to achieve them. | Practicing Green Development |
| KPI A1.6 | Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them. | Practicing Green Development<br>Strengthening Environmental Management |

**A2 Use of Resources**

| | | |
|---|---|---|
| General Disclosure | Policies on the efficient use of resources, including energy, water, and other raw materials. | Practicing Green Development |
| KPI A2.1 | Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility). | Practicing Green Development<br>Tackling Climate Change |
| KPI A2.2 | Water consumption in total and intensity (e.g. per unit of production volume, per facility). | Practicing Green Development<br>Tackling Climate Change |
| KPI A2.3 | Description of energy use efficiency target(s) set and steps taken to achieve them. | Practicing Green Development<br>Strengthening Environmental Management |
| KPI A2.4 | Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them. | Practicing Green Development<br>Strengthening Environmental Management |

# X. APPENDIX: HKEX *ESG REPORTING CODE* INDEX TABLE

| Subject Areas, Aspects, General Disclosures and KPIs | | Corresponding Chapters |
|---|---|---|
| KPI A2.5 | Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced. | The use of packaging materials is not applicable to the Company's business |
| **A3 The Environment and Natural Resources** | | |
| General Disclosure | Policies on minimizing the issuer's significant impacts on the environment and natural resources. | The Company's business activities do not have a significant impact on the environment and natural resources |
| KPI A3.1 | Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them. | Practicing Green Development Strengthening Environmental Management |
| **A4 Climate Change** | | |
| General Disclosure | Policies on identification and mitigation of significant climate-related issues which have impacted, and those which may impact, the issuer. | Practicing Green Development Tackling Climate Change |
| KPI A4.1 | Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them. | Practicing Green Development Tackling Climate Change |
| **B. Social** **Employment and Labor Practices** | | |
| **B1 Employment** | | |
| General Disclosure | Information on:<br>(a)   the policies; and<br>(b)   compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare. | Growing with Employees |
| KPI B1.1 | Total workforce by gender, employment type, age group and geographical region. | Talent Development Strategy |
| KPI B1.2 | Employee turnover rate by gender, age group and geographical region. | Talent Development Strategy |
| **B2 Health and Safety** | | |
| General Disclosure | Information on:<br>(a)   the policies; and<br>(b)   compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards. | Talent Development Strategy |
| KPI B2.1 | Number and rate of work-related fatalities occurred in each of the past three years including the reporting year. | Talent Development Strategy |
| KPI B2.2 | Lost days due to work injury. | Talent Development Strategy |
| KPI B2.3 | Description of occupational health and safety measures adopted, and how they are implemented and monitored. | Talent Development Strategy |

# X. APPENDIX: HKEX *ESG REPORTING CODE* INDEX TABLE

| Subject Areas, Aspects, General Disclosures and KPIs | | Corresponding Chapters |
|---|---|---|
| **B3 Development and Training** | | |
| General Disclosure | Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities. | Talent Development Strategy |
| KPI B3.1 | The percentage of employees trained by gender and employee category (e.g. senior management, middle management). | Talent Development Strategy |
| KPI B3.2 | The average training hours completed per employee by gender and employee category. | Talent Development Strategy |
| **B4 Labor Standards** | | |
| General Disclosure | Information on:<br>(a)  the policies; and<br>(b)  compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labor. | Protecting Employees' Rights and Interests<br>Talent Development Strategy |
| KPI B4.1 | Description of measures to review employment practices to avoid child and forced labor. | Protecting Employees' Rights and Interests<br>Talent Development Strategy |
| KPI B4.2 | Description of steps taken to eliminate such practices when discovered. | Protecting Employees' Rights and Interests<br>Talent Development Strategy |
| **Operating Practices** | | |
| **B5 Supply Chain Management** | | |
| General Disclosure | Policies on managing environmental and social risks of the supply chain. | Building a Sustainable Supply Chain |
| KPI B5.1 | Number of suppliers by geographical region. | Building a Sustainable Supply Chain |
| KPI B5.2 | Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored. | Supplier Access and Engagement |
| KPI B5.3 | Description of practices used to identify environmental and social risks along the supply chain and how they are implemented and monitored. | Supplier Admission and Engagement<br>Supplier Evaluation and Withdrawal |
| KPI B5.4 | Description of practices used to promote environmentally preferable products and services when selecting suppliers and how they are implemented and monitored. | Building a Sustainable Supply Chain |

# X. APPENDIX: HKEX *ESG REPORTING CODE* INDEX TABLE

| Subject Areas, Aspects, General Disclosures and KPIs | | Corresponding Chapters |
|---|---|---|
| **B6 Product Responsibility** | | |
| General Disclosure | Information on:<br>(a) the policies; and<br>(b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labeling and privacy matters relating to products and services provided and methods of redress. | Optimizing Products and Services |
| KPI B6.1 | Percentage of total products sold or shipped subject to recalls for safety and health reasons. | No significant relevance to the Company's business |
| KPI B6.2 | Number of products and service related complaints received and how they are dealt with. | Optimizing User Services |
| KPI B6.3 | Description of practices relating to observing and protecting intellectual property rights. | Intellectual Property Management |
| KPI B6.4 | Description of quality assurance process and recall procedures. | Assuring Product Quality |
| KPI B6.5 | Description of consumer data protection and privacy policies, and how they are implemented and monitored. | Cybersecurity and Privacy Protection |
| **B7 Anti-Corruption** | | |
| General Disclosure | Information on:<br>(a) the policies; and<br>(b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering. | Practicing Business Ethics |
| KPI B7.1 | Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases. | Practicing Business Ethics |
| KPI B7.2 | Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored. | Practicing Business Ethics |
| KPI B7.3 | Description of anti-corruption training provided to directors and staff. | Practicing Business Ethics |
| **Communities** | | |
| **B8 Community Investment** | | |
| General Disclosure | Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests. | Delivering Community Care |
| KPI B8.1 | Focus areas of contribution (e.g. education, environmental concerns, labor needs, health, culture, sport). | Delivering Community Care |
| KPI B8.2 | Resources contributed (e.g. money or time) to the focus area. | Delivering Community Care |